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INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

As filed with the Securities and Exchange Commission on October 16, 2009.

Registration No.

UNITED STATES
Securities and Exchange Commission

Washington, D.C. 20549

FORM S-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

GLOBAL GEOPHYSICAL SERVICES, INC.
(Exact name of registrant as specified in its charter)

Delaware (State or other jurisdiction of incorporation or organization)	1382 (Primary Standard Industrial Classification Code Number)	05-0574281 (I.R.S. Employer Identification Number)

13927 South Gessner Road
Missouri City, TX 77489
(713) 972-9200
(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

Richard A. Degner
Chairman of the Board, President and Chief Executive Officer
13927 South Gessner Road
Missouri City, TX 77489
(713) 972-9200
(Name and address, including zip code, and telephone number, including area code, of agent for service)

Copies to:
Bryce D. Linsenmayer John W. Menke Haynes and Boone, LLP 1221 McKinney Street, Suite 2100 Houston, Texas 77010 (713) 547-2000 (713) 236-5540 (fax)	J. Michael Chambers Akin Gump Strauss Hauer & Feld, LLP 1111 Louisiana Street, 44th Floor Houston, Texas 77002 (713) 220-5800 (713) 236-0822 (fax)

Approximate date of commencement of proposed sale to the public:
As soon as practical after the effective date of this Registration Statement.

          If any of the securities being registered on this form are being offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.    ☐

          If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

          If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

          If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

          Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a small reporting company. See the definitions of "large accelerated filer," "accelerated filer," and "smaller reporting company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒ (Do not check if a smaller reporting company)	Smaller reporting company ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Proposed Maximum Aggregate Offering Price(1)(2)	Amount of Registration Fee(3)

Common Stock, par value $0.01 per share	$150,000,000	$8,370

(1)
Includes common stock issuable upon the exercise of the underwriters' over-allotment option, if any.

(2)
Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(o) of the Securities Act of 1933 (the "Securities Act").

(3)
The Registrant previously paid filing fees of $15,515 in connection with the Registration Statement on Form S-1 (File No. 333-136483) filed on August 10, 2006 for the registration of $145,000,000 in securities, all of which were unsold and withdrawn from registration on July 30, 2009. As a result, the Registrant had a balance of $15,515 with the Securities and Exchange Commission. Pursuant to Rule 457(p) of the Securities Act, the filing fee due in connection with the filing of this Registration Statement will be paid by the application of a portion of the filing fees previously paid.

          The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED                             , 2009

                      Shares

Common Stock

        We are selling              shares of common stock. Prior to this offering, there has been no public market for our common stock. The initial public offering price of the common stock is expected to be between $             and $             per share. We have applied to list our common stock on the NYSE under the symbol "GGS."

        The underwriters have an option to purchase from us up to             additional shares to cover over-allotments.

        Investing in our common stock involves risks. See "Risk Factors" on page 9.

	Price to Public	Underwriting Discounts and Commissions	Proceeds to Global Geophysical Services, Inc. (before expenses)
Per Share	$	$	$
Total	$	$	$

        Delivery of the shares will be made on or about                        ,         .

        Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Joint Book-Running Managers

Credit Suisse	Barclays Capital

Senior Co-Manager

Tudor, Pickering, Holt & Co.

The date of this prospectus is                        ,          .

 ABOUT THIS PROSPECTUS

        You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with information that is different. This prospectus may only be used where it is legal to sell these securities. The information in this prospectus may only be accurate on the date of this prospectus.

        As used in this prospectus, unless the context otherwise indicates, references to "Global," the "company," "we," "our," "ours" and "us" refer to Global Geophysical Services, Inc. and its subsidiaries collectively.

        Until                        , 2010 (25 days after the date of this prospectus), all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealer's obligation to deliver a prospectus when acting as underwriter and with respect to unsold allotments or subscriptions.

i

SUMMARY

        This summary highlights selected information described in more detail later in this prospectus, but does not contain all of the information you should consider in making an investment decision. You should also read this entire prospectus, including the risks of investing in our common stock discussed in the section entitled "Risk Factors" and the financial statements and related notes appearing elsewhere in this prospectus before investing in our common stock.

Our Company

        We provide an integrated suite of seismic data solutions to the global oil and gas industry, including our high resolution RG-3D Reservoir Grade™ ("RG3D") seismic solutions. Our seismic data solutions consist primarily of seismic data acquisition, processing and interpretation services. Through these services, we deliver data that enable the creation of high resolution images of the earth's subsurface and reveal complex structural and stratigraphic details. These images are used primarily by oil and gas companies to identify geologic structures favorable to the accumulation of hydrocarbons, to reduce risk associated with oil and gas exploration, to optimize well completion techniques and to monitor changes in hydrocarbon reservoirs. We integrate seismic survey design, data acquisition, processing and interpretation to deliver enhanced services to our clients. In addition, we own and market a growing seismic data library and license this data to clients on a non-exclusive basis.

        Our seismic solutions are used by many of the world's largest and most technically advanced oil and gas exploration and production companies, including national oil companies ("NOCs") such as Oil and Natural Gas Corporation Limited ("ONGC") and Petróleos Mexicanos ("Pemex"), major integrated oil and gas companies ("IOCs") such as BP p.l.c. ("BP"), ConocoPhillips Company ("ConocoPhillips") and Exxon Mobil Corporation ("ExxonMobil"), and independent oil and gas exploration and production companies such as Anadarko Petroleum Corporation ("Anadarko"), Apache Corporation, Chesapeake Energy Corporation ("Chesapeake") and Southwestern Energy Company.

        We provide seismic data acquisition for land, transition zone and shallow marine areas, including challenging environments such as marsh, forest, jungle, arctic, mountain and desert. We have significant operational experience in most of the major U.S. shale plays, including the Haynesville, Barnett, Fayetteville, Eagle Ford and Woodford trends, where our high resolution RG3D seismic solutions are particularly well-suited.

        Our operations management team has extensive industry experience, having served in senior leadership roles with Petroleum Geo-Services ASA ("PGS"), Compagnie Générale de Géophysique—Veritas ("CGGVeritas"), Western Geophysical and its successor, WesternGeco, a business unit of Schlumberger Limited. Our Chief Executive Officer, Richard Degner, was President of PGS Onshore Inc., a division of PGS, and has over 20 years of seismic data industry experience. Our operations management team has operated in over 60 countries, and has developed long-term client relationships around the world.

        We currently own, or operate under long-term leases, approximately 150,000 recording channels. Our recording channels and systems operate on a common technology platform which provides operational scalability and efficiency. This operational scalability and efficiency enables us to execute on large and technologically complex projects. For example, we are currently working for a major IOC on what we believe to be the largest and one of the most technologically complex land seismic data acquisition projects undertaken to date involving the deployment of over 100,000 recording channels.

        For the twelve months ending June 30, 2009, we had revenues of $327.1 million and EBITDA of $90.5 million. See "Summary Historical and Pro Forma Financial Information" below for a definition of EBITDA and for a reconciliation of EBITDA to net income.

Our Industry

        Seismic technology is the primary tool used to locate oil and gas reserves and facilitates the development of complex reservoirs. Seismic data is acquired by introducing acoustic energy into the earth through controlled energy sources, such as dynamite or vibration equipment. The sound waves generated by these energy sources are reflected back to the surface and collected by seismic sensors referred to as "geophones" or "hydrophones." One or more strategically positioned seismic sensors are connected to a recording channel which transmits the data to a central recording location. A typical project, which in our industry is referred to as a "shoot" or "seismic shoot", involves the use of thousands, and sometimes tens of thousands, of channels recording simultaneously over the survey area.

        Seismic data is recorded to produce either two-dimensional ("2D") or three-dimensional ("3D") images of the earth. In a project involving 2D seismic data acquisition, recording channels are laid out in a straight line. For projects to acquire 3D seismic data, channels are arranged in a grid covering an area.

        Once acquired, seismic data is processed using complex and often proprietary algorithms to transform the raw data into images of the subsurface. These images are used primarily by oil and gas companies to identify geologic structures favorable to the accumulation of hydrocarbons, to reduce risk associated with oil and gas exploration, to optimize well completion techniques and to monitor changes in hydrocarbon reservoirs.

        Our business and the overall demand for seismic data services depend on the worldwide levels of capital expenditures for oil and gas exploration, development and production activities. We believe the following industry trends should benefit our business and provide the basis for our long-term growth:

Demand for new energy resources combined with increasing difficulty of locating and producing new oil reserves

        According to the International Energy Agency, worldwide oil demand is expected to grow by approximately 25% from 2007 to 2030. To meet growing world demand and to offset steep decline rates from existing proved oil resources, significant quantities of new oil reserves must be discovered. Accordingly, exploration and production companies are increasingly required to access reservoirs that are typically smaller, deeper or have other complex characteristics. In addition, existing fields which have previously been shot with older technologies are being re-shot with newer, high resolution seismic technology in connection with efforts to increase their production.

Increased industry focus on unconventional plays, including natural gas shales in North America and internationally

        Technical advances in horizontal drilling and new well completion techniques have greatly enhanced the ability of oil and gas companies to produce natural gas from unconventional resources such as natural gas shales. As a result, domestic shale gas resources have become a significant contributor to recent increases in U.S. natural gas reserves. Using the experience derived from the development of domestic shales, exploration and production companies have also begun to focus on shale gas resources on a global scale. Because many of these resources are located in areas that have not experienced significant historical oil and gas production, large amounts of new seismic data will be required as companies delineate the extent of shales and evaluate drilling inventories and leasing opportunities. High resolution 3D seismic data, such as that obtained through our RG3D seismic solutions, is also commonly used to formulate and implement completion techniques in shale gas reservoirs.

Significant advances in seismic data technologies

        We believe that recent advances in seismic data equipment, technologies and processing capabilities, such as those that enable our high resolution RG3D seismic solutions, have improved not only the efficiency of seismic data acquisition but also the usefulness of the data provided. We believe that demand for our services will increase as clients become familiar with the benefits of more advanced seismic technologies, including higher density 3D and multi-component seismic data which uses multiple geophones or accelerometers to record all components of reflected acoustic energy. While seismic data historically has been used solely as an exploration tool, higher resolution seismic images are now used in applications such as formulating well completion techniques and for time-lapse reservoir monitoring, which is commonly referred to as four-dimensional seismic data.

Large NOCs and IOCs have maintained higher levels of exploration and production capital expenditures

        Despite the industry downturn beginning in late 2008, many large and well capitalized oil and gas companies have continued to maintain high levels of capital spending. Because large oil and gas development projects can take several years before a field is productive, many large companies take a longer term view of commodity prices in setting capital budgets. For the six months ended June 30, 2009, our NOC and IOC clients represented 63% of our revenues.

Our Strengths

        We believe that the following strengths provide us with significant competitive advantages:

Our high resolution RG3D seismic solutions

        As a result of our extensive experience designing and implementing seismic data acquisition programs in a variety of environments, and our use of the latest technologies available in the industry, we provide our clients with seismic data that is higher resolution than the traditional 3D seismic data provided by many of our competitors. We have sourced a common technology platform and configured its design in order to perform high channel count seismic data acquisition projects which increase the resolution, or "trace density", and other advanced attributes of the data. We believe our high resolution RG3D seismic solutions can help our clients more effectively find and develop oil and gas reserves.

International footprint with extensive experience operating in challenging environments

        We operate globally in many challenging environments including marsh, forest, jungle, arctic, mountain and desert. Our recent experience includes executing on projects in Mexico, Colombia, Argentina, Chile, Peru, Georgia, Uganda, Algeria, Iraq, Oman and India. In addition, our operations management team has experience operating in over 60 countries. To further extend our footprint and complement our skills, we selectively engage in strategic alliances with foreign partners that enhance our relationships with regional clients, offer commercial and regulatory guidance and provide access to local facilities, equipment and personnel.

Operational efficiency and flexibility

        We manage our crews and projects with a focus on improved efficiency so that our projects may be completed in less time and at a lower cost, thereby improving our margins. The equipment we employ is an important factor in our success, as our common platform allows us to easily and efficiently allocate components and people to meet specific project objectives while also maximizing utilization. Our operational flexibility also allows us to reallocate our equipment and crews across our global operations in response to our business or client needs. In addition, our integrated product offering provides us with flexibility to be responsive to our clients' specific needs. For example, on a recent project in Algeria for BP, we successfully deployed our advanced processing services directly in the field thereby reducing the time required to deliver processed seismic data and allowing acceleration of field development.

Blue chip client base

        We have long-standing relationships with blue chip clients including NOCs such as ONGC and Pemex and major IOCs such as BP, ConocoPhillips and ExxonMobil. Together, our NOC and IOC clients represented 63% of our revenues for the six months ended June 30, 2009. Historically, these companies have a greater ability to maintain spending throughout the commodity cycle, which helps provide us with a more stable level of demand for our services.

Strong operations management team with extensive industry experience and relationships

        Our operations management team averages more than 25 years of industry experience, having served in a variety of roles and senior positions at other seismic companies, including PGS, CGGVeritas, Western Geophysical and its successor, WesternGeco. We believe that the knowledge base, experience and relationships that our management team has extends our operating capabilities, improves the quality of our services, facilitates access to clients and underlies our strong reputation in the industry.

Our Strategies

        We intend to continue to use our competitive strengths to advance our corporate strategy. The following are key elements of that strategy:

Continue to advance our high resolution RG3D seismic solutions

        We intend to continue providing our clients with what we believe to be industry-leading, high resolution seismic technology and processing. We believe that our ability to help our clients make more informed decisions regarding their exploration and development programs makes our service more competitive versus our peers. We are committed to providing our clients the most advanced technologies in the market and have made recent investments in advanced seismic technology such as multi-component recording equipment which provides additional information compared to standard, single component recording channels. We will also continue to develop and expand our processing and interpretation capabilities, which we believe benefits both our data acquisition and multi-client seismic solutions businesses.

Enhance and expand client relationships

        We intend to continue enhancing our long-standing relationships with our existing clients by seeking to perform services for them in new geographic regions, as well as by continuing to provide the latest technologies and an integrated suite of services. For example, BP awarded us a high resolution seismic project in Algeria after we successfully completed a project for them in Oman. Additionally, we intend to build relationships with new clients through our reputation for high quality services, operational flexibility and our ability to provide higher-end integrated service offerings throughout the world.

Expand our multi-client seismic data library

        We intend to continue investing in seismic data surveys for our multi-client seismic data library. Our focus is on oil and gas basins that our clients believe have the highest potential for development. For example, we recently completed a multi-client seismic shoot in the southwestern U.S. that was sponsored by Anadarko, Chesapeake, Marathon Oil Corporation and others. We also recently launched multi-client programs in the Haynesville and Eagle Ford shale plays. We target pre-commitments from our clients of approximately 80% of our expected investment in connection with our multi-client seismic projects to minimize risks of the projects. To date, we have exceeded our targeted level of pre-commitments.

Expand our marine services operations

        We plan to increase our use of ocean bottom cable and other seafloor recording technologies to extend the application of our high resolution RG3D seismic solutions further into the deep water environment. We are developing equipment that combines seismic sensors and data recording technology in a manner that does not require cabling or an external power source. We believe this technology will allow us to extend our high resolution solutions into the deep water environment.

Attract and retain talented, experienced employees

        Our senior management and employees have an established track record of successfully executing seismic data projects. As we have done since inception, we intend to continue hiring industry experts with a broad experience base and extensive client relationships. We believe this valuable mix of skills and relationships will continue to improve our service offerings and facilitate our continued growth.

Corporate Information

        Our principal executive offices are located in the greater Houston, Texas metropolitan area at 13927 South Gessner Road, Missouri City, Texas 77489, and our telephone number is (713) 972-9200. Our website address is www.globalgeophysical.com. Information on our website or any other website is not incorporated by reference into this prospectus and does not constitute a part of this prospectus.

The Offering

Issuer	Global Geophysical Services, Inc.
Common stock offered by us	shares
Underwriters' option to purchase additional shares	We have granted the underwriters a 30-day option to purchase up to an additional shares of common stock.
Common stock to be outstanding after this offering	shares
Use of proceeds
We estimate that our net proceeds from this offering will be approximately $ million after deducting underwriting discounts and commissions and estimated offering expenses, assuming an offering price of $ per share, which is the midpoint of the range set forth on the cover page of this prospectus.
We intend to use the net proceeds from this offering to repay approximately $ in aggregate principal amount of indebtedness outstanding under our credit facilities and for general corporate purposes.
Dividend policy
We have not declared or paid any cash dividends on our common stock, and we do not currently anticipate paying any cash dividends on our common stock in the foreseeable future. For more information, see "Dividend Policy".
Proposed NYSE symbol	GGS.
Risk factors
An investment in our common stock involves a high degree of risk. See "Risk Factors" and other information included elsewhere in this prospectus for a discussion of factors you should consider before investing in our common stock.

        The number of shares of common stock to be outstanding after this offering is based on                              shares outstanding as of                        , 2009. This number (i) gives effect to (A) the conversion of each share of our outstanding Class A and Class B common stock and our Series A convertible preferred stock into one share of our common stock and (B) a            -for-            split of our common stock which will be effective immediately prior to the closing of this offering, which, together with the conversions described above, we refer to as the "Stock Split and Conversions" and (ii) excludes an aggregate of             shares of common stock reserved and available for future issuance under our 2006 Incentive Compensation Plan and             shares issuable upon exercise of outstanding warrants.

Summary Historical and Pro Forma Financial Information

        The following table presents summary historical and pro forma financial information for the periods indicated. The summary historical consolidated statement of operations information for each of the years in the three-year period ended December 31, 2008, and the six-month period ended June 30, 2009, has been derived from our audited financial statements included herein and the summary historical financial information for the six-month period ended June 30, 2008 was derived from our unaudited interim financial statements included herein. For further information that will help you better understand the summary data, you should read this financial data in conjunction with the "Selected Financial Information" and "Management's Discussion and Analysis of Financial Condition and Results of Operations" sections of this prospectus and the financial statements and related notes and other financial information included elsewhere in this prospectus. Our historical results of operations and pro forma results of operations are not necessarily indicative of results to be expected for any future periods.

        In June 2008 we acquired substantially all of the business and assets of Weinman GeoScience, Inc. ("Weinman") for $22 million (the "Weinman Acquisition"), of which $10 million was paid in cash and $12 million was paid by the issuance of our unsecured promissory notes. The summary pro forma statement of operations for the year ended December 31, 2008 gives effect to the Weinman Acquisition as if such transaction occurred on January 1, 2008.

	Historical			Pro Forma	Historical
					Six Months Ended June 30,
	Year Ended December 31,
				Year Ended December 31, 2008
	2006	2007	2008(1)		2008(1)	2009
				(unaudited)	(unaudited)
	(in thousands)
Statement of Operations Information:
Revenues(2)	$83,577	$225,742	$376,256	$380,200	$173,728	$124,528
Operating expenses	66,717	188,702	319,451	321,769	139,577	107,115

Gross profit	16,860	37,040	56,805	58,431	34,151	17,413
Selling, general and administrative expenses	9,147	18,684	30,190	31,007	17,118	16,846

Income from operations	7,713	18,356	26,615	27,424	17,033	567
Interest expense, net	(3,752)	(10,745)	(22,384)	(22,385)	(12,275)	(8,936)
Other income (expense), net(3)	(125)	(233)	(6,250)	(6,250)	(630)	1,180

Income (loss) before income taxes	3,836	7,378	(2,019)	(1,211)	4,128	(7,189)
Income tax expense (benefit)	1,934	4,941	6,027	6,058	1,564	(2,472)

Net income (loss)	$1,902	$2,437	$(8,046)	$(7,269)	$2,564	$(4,717)

Cash Flow Data:
Cash flows provided by (used in) operating activities	$(2)	$12,956	$44,150	$46,556	$5,471	$25,904
Cash flows used in investing activities	(73,494)	(83,554)	(87,736)	(88,268)	(53,702)	(29,243)
Cash flows provided by (used in) financing activities	104,819	51,011	57,110	55,899	45,184	(18,980)
Other Data (unaudited):
EBITDA(4)	$19,729	$51,454	$94,279	N/A	$42,717	$38,956
EBITDA margin	24%	23%	25%	N/A	25%	31%

	At June 30, 2009
	Historical	As Adjusted(7)
		(unaudited)
Balance Sheet Data:
Cash and cash equivalents(5)	$8,125	$
Total assets	317,126
Total debt, including current portion(6)	187,284
Total liabilities	252,989
Total stockholders' equity	64,137

(1)
Includes the results of Weinman since June 1, 2008.

(2)
Includes $25.0 million, $1.4 million and $9.2 million in recognized revenue generated from multi-client services in the year ended December 31, 2008 and the six months ended June 30, 2008 and 2009, respectively.

(3)
Includes unrealized gain (loss) on derivative instruments, foreign exchange gain (loss), and other income and gains and losses on assets.

(4)
We define EBITDA as net income (loss) before interest expense, net, taxes, depreciation and amortization. Our management believes EBITDA is useful to an investor in evaluating our operating performance because this measure is widely used by investors in the energy industry to measure a company's operating performance without regard to items excluded from the calculation of such term, which can vary substantially from company to company depending upon, among other factors, accounting methods, book value of assets, capital structure and the method by which assets were acquired. We believe EBITDA helps investors more meaningfully evaluate and compare the results of our operations from period to period by removing the effect of our capital structure and asset base from our operating structure. EBITDA is also used as a supplemental financial measure by our management in presentations to our board of directors, as a basis for strategic planning and forecasting, and as a component for setting incentive compensation.

EBITDA has limitations as an analytical tool and should not be considered an alternative to net income, operating income, cash flow from operating activities or any other measure of financial performance or liquidity presented in accordance with GAAP. EBITDA excludes some, but not all, items that affect net income and operating income and these measures may vary among other companies. Limitations to using EBITDA as an analytical tool include:

•
EBITDA does not reflect our cash expenditures or future requirements for capital expenditures or capital commitments;

•
EBITDA does not reflect changes in, or cash requirements necessary to service interest or principal payments on, our debt;

•
although depreciation and amortization are non-cash charges, the assets being depreciated and amortized will often have to be replaced in the future, and EBITDA does not reflect any cash requirements for such replacements; and

•
other companies in our industry may calculate EBITDA differently than we do, limiting its usefulness as a comparative measure.

The following table presents a reconciliation of the non-GAAP financial measure of EBITDA to the most directly comparable GAAP financial measures on a historical basis for each of the indicated periods.

	Historical
					Six Months Ended June 30,
	Year Ended December 31,			Twelve Months Ended June 30, 2009
	2006	2007	2008		2008	2009
				(unaudited)	(unaudited)
			(in thousands)
Reconciliation of EBITDA to Net Income:
Net income (loss)	$1,902	$2,437	$(8,046)	$(15,327)	$2,564	$(4,717)
Interest expense, net	3,752	10,745	22,384	19,045	12,275	8,936
Income tax expense (benefit)	1,934	4,941	6,027	1,991	1,564	(2,472)
Depreciation and amortization	12,141	33,331	73,914	84,809	26,313	37,208

EBITDA	$19,729	$51,454	$94,279	$90,518	$42,717	$38,956

(5)
Cash and cash equivalents do not include approximately $5.5 million of restricted cash investments securing certain letters of credit.

(6)
Includes unamortized original issue discount of $2.3 million and capital lease obligations of $3.9 million at June 30, 2009.

(7)
As adjusted to reflect the issuance of             shares of common stock in this offering at an assumed offering price of $            , which is the midpoint of the range set forth on the cover page of this prospectus, and the application of the net proceeds as described in "Use of Proceeds."

RISK FACTORS

        An investment in our common stock offered by this prospectus involves a substantial risk of loss. You should carefully consider the risks described below, together with all of the other information included in this prospectus, before you decide to purchase shares of our common stock. The occurrence of any of the following risks could materially harm our business, financial condition or results of operations. In that case, the trading price of our common stock could decline, and you may lose all or part of your investment.

Risks Related to Our Business

If the current economic downturn continues for an extended period of time and commodity prices remain depressed or decline further, our results of operations could be adversely affected.

        Commencing in late 2008, prices for oil and natural gas began to decline significantly and have not recovered to prior levels. As a result, many oil and gas exploration and production companies have significantly reduced their levels of capital spending, including amounts dedicated to the purchase of seismic data services. Historically, demand for our services has been sensitive to the level of exploration spending by oil and gas companies. A continuation of the currently depressed commodity prices, or a continued decline in existing commodity prices, could adversely affect demand for the services we provide, and therefore affect our business, financial condition, results of operations and cash flows.

Spending on services such as ours is subject to rapid and material change. Increases in oil and natural gas prices may not increase demand for our services or otherwise have a positive effect on our financial condition or results of operations.

        Our clients' willingness to explore, develop and produce depends largely upon prevailing industry conditions that are influenced by numerous factors over which our management has no control, such as:

  •
  the cost of exploring for, developing, producing and delivering oil and natural gas;

  •
  the expected rates of declining current production;

  •
  the discovery rates of new oil and gas reserves;

  •
  technical advances affecting energy consumption;

  •
  weather conditions, including hurricanes and monsoons that can affect oil and gas operations over a wide area as well as less severe inclement weather that can preclude or delay seismic data acquisition;

  •
  political instability in oil and gas producing countries;

  •
  government and other organizational policies, including those of the Organization of the Petroleum Exporting Countries, regarding the exploration, production and development of oil and gas reserves;

  •
  the ability of oil and gas producers to raise equity capital and debt financing; and

  •
  merger and divestiture activity among oil and gas producers.

        Increases in oil and natural gas prices may not increase demand for our services or otherwise have a positive effect on our financial condition or results of operations.

Our revenue is subject to fluctuations that are beyond our control, which could adversely affect our results of operations in any financial period.

        Our operating results may vary in material respects from quarter to quarter and may continue to do so in the future. Factors that cause variations include the timing of the receipt and commencement of contracts for seismic data acquisition, processing or interpretation and clients' budgetary cycles, both of which are beyond our control. Furthermore, in any given period, we could have idle crews which result in a significant portion of our revenues, cash flows and earnings coming from a relatively small number of crews. Additionally, due to location, service line or particular project, some of our individual crews may achieve results that are a significant percentage of our consolidated operating results. Should one or more of these crews experience significant changes in timing, our financial results could be subject to significant variations from period to period. Combined with our high fixed costs, these revenue fluctuations could have a material adverse effect on our results of operations in any fiscal period.

Our working capital needs are difficult to forecast and may vary significantly, which could require us to seek additional financing that we may not be able to obtain on satisfactory terms, or at all.

        Our working capital needs are difficult to predict with certainty. This difficulty is due primarily to working capital requirements related to our seismic data services where our revenues vary in material respects as a result of, among other things, the timing of our projects, our clients' budgetary cycles and our receipt of payment. We may therefore be subject to significant and rapid increases in our working capital needs that could require us to seek additional financing sources. Restrictions in our debt agreements may impair our ability to obtain other sources of financing, and access to additional sources of financing may not be available on terms acceptable to us, or at all.

We face intense competition in our business that could result in downward pricing pressure and the loss of market share.

        Competition among seismic contractors historically has been, and likely will continue to be, intense. Competitive factors have in recent years included price, crew experience, equipment availability, technological expertise and reputation for quality and dependability. We also face increasing competition from nationally owned companies in various international jurisdictions that operate under less significant financial constraints than those we experience. Many of our competitors have greater financial and other resources, more clients, greater market recognition and more established relationships and alliances in the industry than we do. They and other competitors may be better positioned to withstand and adjust more quickly to volatile market conditions, such as fluctuations in oil and natural gas prices and production levels, as well as changes in government regulations. Additionally, the seismic data acquisition business is extremely price competitive and has a history of protracted periods of months or years where seismic contractors under financial duress bid jobs below cost and therefore adversely affect industry pricing. Competition from these and other competitors could result in downward pricing pressure and the loss of market share.

We have had losses in the past and there is no assurance of our profitability for the future.

        Following the precipitous decline in oil and natural gas prices beginning in 2008, we recorded net losses in 2008 and the first six months of 2009 of $8.0 million and $4.7 million, respectively. We cannot assure you that we will be profitable in future periods.

We have supply agreements with a limited number of key suppliers, the loss of any one of which could have a material adverse effect on our financial condition and results of operations.

        We purchase substantially all of our seismic data acquisition equipment from two key suppliers. If either of our key suppliers discontinues operations or otherwise refuses to honor its supply agreement with us, we may be required to enter into agreements with alternative suppliers on terms less favorable to us, including increased product costs and longer delivery lead times. The loss of any of our key suppliers could have a material adverse effect on our financial condition and results of operations.

        The parent company of one of our key suppliers, Sercel, Inc. ("Sercel"), is one of our competitors. In addition, we acquire the latest generation seismic vibrator equipment manufactured by ION Geophysical Corporation ("ION") which in the future could become a competitor, either directly or by merging or partnering with other competitors. If competitive pressures were to become such that either Sercel or ION would no longer sell to us, we would not be able to easily replace the technology with equipment that communicates effectively with our existing technology, thereby impairing our ability to generate our RG3D seismic solutions.

We are dependent upon a small number of significant clients.

        We derive a significant amount of our revenue from a small number of oil and gas exploration and development companies. During 2008, our three largest clients accounted for approximately 13%, 11% and 9% of revenue, respectively. While our revenue is derived from a concentrated client base, our significant clients may vary between years. If we lose one or more major clients in the future, or if one or more clients encounter financial difficulties, our business, financial condition and results of operations could be materially and adversely affected.

Revenue derived from our projects may not be sufficient to cover our costs of completing those projects. As a result, our results of operations may be adversely affected.

        Our revenue is determined, in part, by the price we receive for our services, the productivity of our crew and the accuracy of our cost estimates. Our crew's productivity is partly a function of external factors, such as weather and third party delays, over which we have no control. In addition, cost estimates for our projects may be inadequate due to unknown factors associated with the work to be performed and market conditions, resulting in cost over-runs. If our crew encounters operational difficulties or delays, or if we have not correctly priced our services, our results of operation may vary, and in some cases, may be adversely affected.

        Many of our projects are performed on a turnkey basis where a defined amount and scope of work is provided by us for a fixed price and extra work, which is subject to client approval, is billed separately. The revenue, cost and gross profit realized on a turnkey contract can vary from our estimated amount because of changes in job conditions, variations in labor and equipment productivity from the original estimates, and the performance of subcontractors. Turnkey contracts may also cause us to bear substantially all of the risks of business interruption caused by weather delays and other hazards. These variations, delays and risks inherent in billing clients at a fixed price may result in us experiencing reduced profitability or losses on projects.

Technological change in our business creates risks of technological obsolescence and requirements for future capital expenditures. If we are unable to continue investing in the latest technology, we may not be able to compete effectively.

        The development of seismic data acquisition, processing and interpretation equipment has been characterized by rapid technological advancements in recent years and we expect this trend to continue. Manufacturers of seismic equipment may develop new systems that have competitive advantages relative to systems now in use that either render the equipment we currently use obsolete or require us to make substantial capital expenditures to maintain our competitive position. In order to remain competitive, we must continue to invest additional capital to maintain, upgrade and expand our seismic data acquisition capabilities. See "Management's Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Capital Expenditures."

        Seismic data acquisition equipment is expensive and our ability to operate and expand our business operations is dependent upon the availability of internally generated cash flow and financing alternatives. Such financing may consist of bank or commercial debt, equity or debt securities or any combination thereof. There can be no assurance that we will be successful in obtaining sufficient capital to upgrade and expand our current operations through cash from operations or additional financing or other transactions if and when required on terms acceptable to us.

We have, and expect to continue to, invest significant amounts of money in acquiring and processing seismic data for multi-client surveys and for our seismic data library without knowing precisely how much of this seismic data we will be able to sell or when and at what price we will be able to sell such data.

        Multi-client surveys and the resulting seismic data library are an increasingly important part of our business and our future investments. We invest significant amounts of money in acquiring and processing seismic data that we own. By making such investments, we are exposed to the following risks:

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  We may not fully recover our costs of acquiring, processing and interpreting seismic data through future sales. The amounts of these data sales are uncertain and depend on a variety of factors, many of which are beyond our control.

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  The timing of these sales is unpredictable and can vary greatly from period to period. The costs of each survey are capitalized and then amortized over the expected useful life of the data. This amortization will affect our earnings and when combined with the sporadic nature of sales, will result in increased earnings volatility.

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  Regulatory changes that affect companies' ability to drill, either generally or in a specific location where we have acquired seismic data, could materially adversely affect the value of the seismic data contained in our library. Technology changes could also make existing data sets obsolete. Additionally, each of our individual surveys has a limited book life based on its location and oil and gas companies' interest in prospecting for reserves in such location, so a particular survey may be subject to a significant decline in value beyond our initial estimates.

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  The value of our multi-client data could be significantly adversely affected if any material adverse change occurs in the general prospects for oil and gas exploration, development and production activities.

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  The cost estimates upon which we base our pre-commitments of funding could be wrong. The result could be losses that have a material adverse effect on our financial condition and results or operations. These pre-commitments of funding are subject to the creditworthiness of our clients. In the event that a client refuses or is unable to pay its commitment, we could lose a material amount of money.

        Any reduction in the market value of such data will require us to write down its recorded value, which could have a significant material adverse effect on our results of operations.

Our operations are subject to delays related to obtaining land access rights from third parties which could affect our results of operations.

        Our seismic data acquisition operations could be adversely affected by our inability to timely obtain access to both public and private land included within a seismic survey. We cannot begin surveys on property without obtaining permits from certain governmental entities as well as the permission of the parties who have rights to the land being surveyed. In recent years, it has become more difficult, costly and time-consuming to obtain access rights as drilling activities have expanded into more populated areas. Additionally, while land owners generally are cooperative in granting access rights, some have become more resistant to seismic and drilling activities occurring on their property and stall or refuse to grant these rights for various reasons. In our multi-client services business, we acquire data sets pertaining to large areas of land. Consequently, if we do not obtain land access rights from a specific land owner, we may not be able to provide a complete survey for that area. The failure to redact or remove the seismic information relating to mineral interests held by non-consenting third parties could result in claims against us for seismic trespass. In addition, governmental entities do not always grant permits within the time periods expected. Delays associated with obtaining such permits and significant omissions from a survey as a result of the failure to obtain consents could have a material adverse effect on our financial condition and results of operations.

We operate under hazardous conditions that subject us and our employees to risk of damage to property or personal injury and limitations on our insurance coverage may expose us to potentially significant liability costs.

        Our activities are often conducted in dangerous environments and include hazardous conditions, including the detonation of dynamite. Operating in such environments and under such conditions carries with it inherent risks, such as loss of human life or equipment, as well as the risk of downtime or reduced productivity resulting form equipment failures caused by an adverse operating environment. These risks could cause us to experience equipment losses, injuries to our personnel and interruptions in our business. Although we maintain what we believe is prudent insurance protection, we cannot assure that our insurance will be sufficient or adequate to cover all losses or liabilities or that insurance will continue to be available to us or available to us on acceptable terms. A successful claim for which we are not fully insured, or which exceeds the policy limits of our applicable insurance could have a material adverse effect on our financial condition. Moreover, we do not carry business interruption insurance with respect to our operations.

Our agreements with our clients may not adequately protect us from unforeseen events or address all issues that could arise with our clients. The occurrence of unforseen events, or disputes with clients not adequately addressed in the contracts could result in increased liability, costs and expenses associated with any given project.

        With many of our clients we enter into master service agreements which allocate certain operational risks. For example, we seek to minimize the risk of delays through the inclusion of "standby rate" provisions which provide for payment to us of a reduced rate for a limited amount of time if weather conditions or certain other factors outside our control prevent us from recording data. Despite the inclusion of risk allocation provisions in our agreements, our operations may be affected by a number of events that are unforeseen or not within our control. We cannot assure you that our agreements will adequately protect us from each possible event. If an event occurs which we have not contemplated or otherwise addressed in our agreement, we, and not our client, will likely bear the increased cost or liability. Furthermore, from time to time, we have been involved in disputes concerning revenue recognition, the timing of our client's obligation to pay and the interpretation of our standby rate provisions. To the extent our agreements do not adequately address these and other issues, or we are not able to successfully resolve resulting disputes, we may incur increased liability, costs and expenses.

Weather may adversely affect our ability to conduct business.

        Our seismic data acquisition operations could be adversely affected by inclement weather conditions. Delays associated with weather conditions could have a material adverse effect on our financial condition and results of operations. For example, weather delays focused on a particular project or region could lengthen the time to complete the project, resulting in decreased margins to us. Our operations in or near the Gulf of Mexico may be subject to stoppages for hurricanes. In addition, our operations in the Arabian Sea and the Bay of Bengal are subject to stoppages for monsoons. Accordingly, the results of any one quarter are not necessarily indicative of annual results or continuing trends.

We may be held liable for the actions of our subcontractors.

        We often work as the general contractor on seismic data acquisition surveys and consequently engage a number of subcontractors to perform services and provide products. While we obtain contractual indemnification and insurance covering the acts of these subcontractors, and require the subcontractors to obtain insurance for our benefit, there can be no assurance we will not be held liable for the actions of these subcontractors. In addition, subcontractors may cause damage or injury to our personnel and property that is not fully covered by insurance.

Current or future distressed financial conditions of clients could have an adverse effect on us in the event these clients are unable to pay us for our services.

        Some of our clients are experiencing, or may experience in the future, severe financial problems that have had or may have a significant effect on their creditworthiness. Although we usually perform ongoing credit evaluations of our clients' financial conditions, we generally do not require that our clients make advance payments or otherwise collateralize their payment obligations. We cannot provide assurance that one or more of our financially distressed clients will not default on their payment obligations to us or that such a default or defaults will not have a material adverse effect on our business, financial position, results of operations or cash flows. Furthermore, the bankruptcy of one or more of our clients, or other similar proceeding or liquidity constraint, will reduce the amounts we can expect to recover, if any, with respect to amounts owed to us by such party. In addition, such events might force those clients to reduce or curtail their future use of our products and services, which could have a material adverse effect on our results of operations and financial condition.

The high fixed costs of our operations could result in operating losses.

        We are subject to high fixed costs which primarily consist of depreciation, maintenance expenses associated with our seismic data acquisition, processing and interpretation equipment and certain crew costs. Because substantially all of our equipment is new or nearly new, we believe that our depreciation expense relative to our revenue is higher than that of many of our competitors. Extended periods of significant downtime or low productivity caused by reduced demand, weather interruptions, equipment failures, permit delays or other causes could reduce our profitability and have a material adverse effect on our financial condition and results of operations because we will not be able to reduce our fixed costs as fast as revenues decline.

Our results of operations could be adversely affected by asset impairments.

        We periodically review our portfolio of equipment for impairment. If we expect significant sustained decreases in oil and natural gas prices in the future, we may be required to write down the value of our equipment if the future cash flows anticipated to be generated from the related equipment falls below net book value. A decline in oil and natural gas prices, if sustained, can result in future impairments. In addition, changes in industry conditions, such as changes in applicable laws and regulations, could affect the usefulness of our multi-client seismic data library to oil and gas companies, thereby requiring us to write down the value of our seismic data library. If we are forced to write down the value of our assets, these non-cash asset impairments could negatively affect our results of operations in the period in which they are recorded. See discussion of "Impairment of Long-lived Assets" included in "Critical Accounting Policies and Estimates."

Our backlog is subject to unexpected adjustments and cancellations and thus may not be timely converted to revenue in any particular fiscal period or be indicative of our actual operating results for any future period.

        Our backlog represents those seismic data acquisition projects for which a client has hired us and has a scheduled start date for the project as well as unrecognized pre-commitments from our multi-client services business. Backlog levels vary during the year depending on the timing of the completion of certain projects and when new projects are awarded and contracts are signed. Because of potential changes in the scope or schedule of our clients' projects, we cannot predict with certainty when or if our backlog will be realized. Even where a project proceeds as scheduled, it is possible that the client may default and fail to pay amounts owed to us. In addition, some of the contracts in our backlog are cancelable by the client. Material delays, payment defaults or cancellations could reduce the amount of backlog currently reported, and consequently, could inhibit the conversion of that backlog into revenue which may materially affect our financial condition, results of operations and cash flows.

We are subject to compliance with stringent environmental laws and regulations that may expose us to significant costs and liabilities.

        Our operations are subject to stringent federal, provincial, state and local environmental laws and regulations in the United States and foreign jurisdictions relating to environmental protection. These laws and regulations may impose numerous obligations that are applicable to our operations including:

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  the acquisition of permits before commencing regulated activities; and

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  the limitation or prohibition of seismic activities in environmentally sensitive or protected areas such as wetlands or wilderness areas.

        Numerous governmental authorities, such as the Federal Environmental Protection Agency and analogous state agencies in the United States and governmental bodies with control over environmental matters in foreign jurisdictions, have the power to enforce compliance with these laws and regulations and any permits issued under them, oftentimes requiring difficult and costly actions. Failure to comply with these laws, regulations and permits may result in the assessment of administrative, civil and criminal penalties, the imposition of remedial obligations and the issuance of injunctions limiting or preventing some or all of our operations.

        There is inherent risk of incurring significant environmental costs and liabilities in our operations due to our controlled storage, use and disposal of explosives. Although we believe that our safety procedures for handling and disposing of explosives comply with the standards prescribed by applicable laws and regulations, the risk of accidental injury from these materials cannot be completely eliminated. In the event of an accident, we could be held liable for any damages that result or we could be penalized with fines, and any liability could exceed the limits of or fall outside our insurance coverage.

Historically our operational expenses incurred in connection with international seismic data projects have been higher, as a percentage of the revenue, than the operational expenses incurred in connection with seismic data projects undertaken in the United States. The profitability of our future international operations will depend significantly on our ability to control these expenses.

        We believe the international seismic data services market provides significant growth opportunities for the company. The expense of mobilizing personnel and equipment to various foreign locations, as well as the cost of obtaining and complying with local regulatory requirements, historically have been significantly higher than the expenses incurred in connection with seismic data projects undertaken in the United States. If we are unable to reduce the expenses incurred in connection with an international seismic data project, or to obtain better pricing for such services, our results of operations could be materially and adversely affected.

Operating internationally subjects us to significant risks inherent in operating in foreign countries.

        We conduct operations on a global scale. As of June 30, 2009, approximately 48% of our property, plant and equipment was located outside the United States, approximately 60% of our revenue was attributable to operations in foreign countries and approximately 43% of our employees and local labor were located outside of the U.S. Certain seismic equipment that we use in certain foreign countries may require prior U.S. government approval in the form of an export license and may otherwise be subject to tariffs and import/export restrictions.

        Our international operations are subject to a number of risks inherent to any business operating in foreign countries, and especially those with emerging markets. As we continue to increase our presence in such countries, our operations will encounter the following risks, among others:

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  government instability, which can cause investment in capital projects by our potential clients to be withdrawn or delayed, reducing or eliminating the viability of some markets for our services;

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  potential expropriation, seizure, nationalization or detention of assets;

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  difficulty in repatriating foreign currency received in excess of local currency requirements;

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  civil uprisings, riots and war, which can make it unsafe to continue operations, adversely affect both budgets and schedules and expose us to losses;

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  availability of suitable personnel and equipment, which can be affected by government policy, or changes in policy, which limit the importation of qualified crewmembers or specialized equipment in areas where local resources are insufficient;

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  decrees, laws, regulations, interpretation and court decisions under legal systems, which are not always fully developed and which may be retroactively applied and cause us to incur unanticipated and/or unrecoverable costs as well as delays which may result in real or opportunity costs; and

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  terrorist attacks, including kidnappings of our personnel.

        We cannot predict the nature and the likelihood of any such events. However, if any of these or other similar events should occur, it could have a material adverse effect on our financial condition and results of operation.

        We are subject to taxation in many foreign jurisdictions and the final determination of our tax liabilities involves the interpretation of the statutes and requirements of taxing authorities worldwide. Our tax returns are subject to routine examination by taxing authorities, and these examinations may result in assessments of additional taxes, penalties and/or interest.

        Our overall success as a global business depends, in part, upon our ability to succeed in differing economic, social and political conditions. We may not continue to succeed in developing and implementing policies and strategies that are effective in each location where we do business, which could negatively affect our profitability.

As a company subject to compliance with the Foreign Corrupt Practices Act (the "FCPA"), our business may suffer because our efforts to comply with U.S. laws could restrict our ability to do business in foreign markets relative to our competitors who are not subject to U.S. law. Additionally our business plan involves establishing joint ventures with partners in certain foreign markets. Any determination that we or our foreign agents or joint venture partners have violated the FCPA, may adversely affect our business and operations.

        We and our local partners operate in many parts of the world that have experienced governmental corruption to some degree and, in certain circumstances, strict compliance with anti-bribery laws may conflict with local customs and practices. We may be subject to competitive disadvantages to the extent that our competitors are able to secure business, licenses or other preferential treatment by making payments to government officials and others in positions of influence or using other methods that U.S. law and regulations prohibit us from using.

        As a U.S. corporation, we are subject to the regulations imposed by the FCPA, which generally prohibits U.S. companies and their intermediaries from making improper payments to foreign officials for the purpose of obtaining or keeping business. In particular, we may be held liable for actions taken by our strategic or local partners even though our partners are not subject to the FCPA. Any such violations could result in substantial civil and/or criminal penalties and might adversely affect our business, results of operations or financial condition. In addition, our ability to continue to work in the countries discussed above could be adversely affected if we were found to have violated certain U.S. laws, including the FCPA.

Our results of operations can be significantly affected by currency fluctuations.

        A portion of our revenues is derived in the local currencies of the foreign jurisdictions in which we operate. Accordingly, we are subject to risks relating to fluctuations in currency exchange rates. In the future, and especially as we expand our sales in international markets, our clients may increasingly make payments in non-U.S. currencies. Fluctuations in foreign currency exchange rates could affect our sales, cost of sales and operating margins. In addition, currency devaluation can result in a loss to us if we hold deposits of that currency. Hedging foreign currencies can be difficult, especially if the currency is not freely traded. We cannot predict the effect of future exchange rate fluctuations on our operating results.

A terrorist attack or armed conflict could harm our business.

        Some seismic surveys are located in unstable political jurisdictions as existing fields are becoming depleted. Terrorist activities, anti-terrorist efforts and other armed conflicts involving the United States or other countries may adversely affect our ability to work in these markets which could prevent us from meeting our financial and other obligations. These activities could have a direct negative effect on our business in those areas, including loss of life, equipment and data. Costs for insurance and security may increase as a result of these threats, and some insurance coverage may become more difficult to obtain, if available at all.

Our success depends on key members of our management, the loss of any of whom could disrupt our business operations.

        The loss of the services of Richard A. Degner, our Chairman, President and Chief Executive Officer, or other key personnel could disrupt our operations which in turn could materially and adversely affect our results of operations. We maintain key man insurance of $10 million on Mr. Degner, but insurance coverage may be insufficient to compensate us for any losses of Mr. Degner's service. We do not maintain key man life insurance on any of our other key personnel.

We may be unable to attract and retain skilled and technically knowledgeable employees, which could adversely affect our business.

        Our success depends upon attracting and retaining highly skilled professionals and other technical personnel. A number of our employees are highly skilled scientists and highly trained technicians, and our failure to continue to attract and retain such individuals could adversely affect our ability to compete in the seismic services industry. We may confront significant and potentially adverse competition for these skilled and technically knowledgeable personnel, particularly during periods of increased demand for seismic services. Additionally, at times there may be a shortage of skilled and technical personnel available in the market, potentially compounding the difficulty of attracting and retaining these employees. As a result, our business, results of operations and financial condition may be materially adversely affected.

Our industry has periodically experienced shortages in the availability of equipment. Any difficulty we experience replacing or adding equipment could adversely affect our business.

        If the demand for seismic services increases, we may not be able to acquire equipment to replace our existing equipment or add additional equipment. From time to time, the high demand for seismic services decreased the availability of geophysical equipment, resulting in extended delivery dates on orders of new equipment. If that happens again, any delay in obtaining equipment could delay our implementation of additional or larger crews and restrict the productivity of our existing crews. Our required equipment may not continue to be available to us at costs which allow us to be profitable. A delay in obtaining equipment essential to our operations could have a material adverse effect on our financial condition and results of operations.

If we do not manage our recent growth and expansion effectively, our results of operations could be adversely affected.

        We have experienced substantial growth to date. This growth has presented a challenge to our systems, processes, resources, personnel, management and other infrastructure and support mechanisms. The following factors could present difficulties to us:

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  lack of sufficient executive level and skilled crew personnel;

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  increased administrative burden; and

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  increased logistical problems common to large, expansive operations.

        If we do not manage these growth challenges effectively, our profitability and results of operations could be adversely affected, our management resources may be diverted and our future growth impeded.

We may grow through acquisitions and our failure to properly plan and manage those acquisitions may adversely affect our performance.

        We plan to expand not only through organic growth, but through the strategic acquisition of companies and assets. We must plan and manage any acquisitions effectively to achieve revenue growth and maintain profitability in our evolving market. If we fail to manage acquisitions effectively, our results of operations could be adversely affected. Our growth has placed, and is expected to continue to place, significant demands on our personnel, management and other resources. We must continue to improve our operational, financial, management, legal compliance and information systems to keep pace with the growth of our business.

        Any future acquisitions could present a number of risks, including but not limited to:

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  incorrect assumptions regarding the future results of acquired operations or assets or expected cost reductions or other synergies expected to be realized as a result of acquiring operations or assets;

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  failure to integrate the operations or management of any acquired operations or assets successfully and timely;

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  diversion of management's attention from existing operations or other priorities; and

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  our inability to secure sufficient financing, on terms we find acceptable, that may be required for any such acquisition or investment.

        Our business plan anticipates, and is based upon our ability to successfully complete acquisitions of other businesses or assets. Our failure to do so, or to successfully integrate our acquisitions in a timely and cost effective manner, could have an adverse affect on our business, financial condition or results of operations.

We have identified a significant deficiency in our internal control over financial reporting.

        In relation to our consolidated financial statements for the six-month period ended June 30, 2009, we have identified a significant deficiency in our internal controls with respect to our reconciliation of bank accounts. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control over financial reporting that is less severe than a material weakness, yet important enough to merit attention by those responsible for financial accounting oversight. In response to this significant deficiency, we dedicated qualified personnel to timely reconcile each of our bank accounts. Failure to identify deficiencies in our internal controls in a timely manner, or the identification of material weaknesses or other significant deficiencies in the future will impair our ability to record, process, summarize and report financial information accurately, timely and in accordance with the rules of the SEC, NYSE or other regulatory authorities. The failure could also negatively affect the market price and trading liquidity of our common stock, cause investors to lose confidence in our reported financial information, subject us to civil and criminal investigations and penalties, and adversely impact our business and financial condition.

There are inherent limitations in all control systems and failure of our controls and procedures to detect error or fraud could seriously harm our business and results of operations.

        Our management, including our Chief Executive Officer and Chief Financial Officer, does not expect that our internal controls and disclosure controls will prevent all possible error and all fraud. A control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. In addition, the design of a control system must reflect the fact that there are resource constraints and the benefit of the controls must be relative to their costs. Because of the inherent limitations in all control systems, no evaluation of our controls can provide absolute assurance that all control issues and instances of fraud, if any, have been detected. These inherent limitations include the realities that judgments in decision-making can be faulty and that breakdowns can occur because of simple error or mistake. Further, controls can be circumvented by the individual acts of some person or by collusion of two or more persons. The design of any system of controls is based in part upon the likelihood of future events, and there can be no assurance that any design will succeed in achieving its intended goals under all potential future conditions. Over time, a control may become inadequate because of changes in conditions or the degree of compliance with our policies or procedures may deteriorate. Because of inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur without detection.

Risks Related to our Indebtedness

Our substantial debt could adversely affect our financial health and prevent us from fulfilling our obligations.

        We have a significant amount of debt and may incur substantial additional debt (including secured debt) in the future. The terms of our existing debt agreements limit, but do not prohibit, us from doing so. As of June 30, 2009, we had total indebtedness, including capital lease obligations, of $187.3 million and $16.0 million available for future borrowings under our Revolving Credit Facility. We cannot assure you that we will be able to generate sufficient cash to service our debt or sufficient earnings to cover fixed charges in future years. If new debt is added to our current debt levels, the related risks for us could intensify.

        Our substantial debt could have important consequences. In particular, it could:

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  increase our vulnerability to general adverse economic and industry conditions;

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  require us to dedicate a substantial portion of our cash flow from operations to payments on our indebtedness, thereby reducing the availability of our cash flow to fund capital expenditures and other general corporate purposes;

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  limit our flexibility in planning for, or reacting to, changes in our businesses and the industries in which we operate;

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  place us at a competitive disadvantage compared to our competitors that have less debt; and

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  limit, along with the financial and other restrictive covenants of our indebtedness, among other things, our ability to borrow additional funds.

Our debt agreements contain restrictive covenants that may limit our ability to respond to changes in market conditions or pursue business opportunities.

        Our debt agreements contain restrictive covenants that limit our ability to, among other things:

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  incur or guarantee additional debt;

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  pay dividends;

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  repay subordinated debt prior to its maturity;

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  grant additional liens on our assets;

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  enter into transactions with our affiliates;

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  repurchase stock;

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  make certain investments or acquisitions of substantially all or a portion of another entity's business assets; and

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  merge with another entity or dispose of our assets.

        In addition, our debt agreements require us to maintain certain financial ratios and tests. The requirement that we comply with these provisions may materially adversely affect our ability to react to changes in market conditions, take advantage of business opportunities we believe to be desirable, obtain future financing, fund needed capital expenditures or withstand a continuing or future downturn in our business.

If we are unable to comply with the restrictions and covenants in our existing debt agreements and other current and future debt agreements, there could be a default under the terms of such agreements, which could result in an acceleration of repayment.

        If we are unable to comply with the restrictions and covenants in our existing debt agreements or in future debt agreements, there could be a default under the terms of these agreements. Our ability to comply with these restrictions and covenants, including meeting financial ratios and tests, may be affected by events beyond our control. As a result, we cannot assure that we will be able to comply with these restrictions and covenants or meet such financial ratios and tests. In the event of a default under these agreements, lenders could terminate their commitments to lend or accelerate the loans and declare all amounts borrowed due and payable. Borrowings under other debt instruments that contain cross-acceleration or cross-default provisions may also be accelerated and become due and payable. If any of these events occur, our assets might not be sufficient to repay in full all of our outstanding indebtedness and we may be unable to find alternative financing. Even if we could obtain alternative financing, it might not be on terms that are favorable or acceptable to us. Additionally, we may not be able to amend our debt agreements or obtain needed waivers on satisfactory terms.

To service our indebtedness, we require a significant amount of cash, and our ability to generate cash will depend on many factors beyond our control.

        Our ability to make payments on and to refinance our indebtedness, and to fund planned capital expenditures depends in part on our ability to generate cash in the future. This ability is, to a certain extent, subject to general economic, financial, competitive, legislative, regulatory and other factors that are beyond our control.

        We cannot assure that we will generate sufficient cash flow from operations, that we will realize operating improvements on schedule or that future borrowings will be available to us in an amount sufficient to enable us to service and repay our indebtedness or to fund our other liquidity needs. If we are unable to satisfy our debt obligations, we may have to undertake alternative financing plans, such as refinancing or restructuring our indebtedness, selling assets, reducing or delaying capital investments or seeking to raise additional capital. We cannot assure that any refinancing or debt restructuring would be possible, that any assets could be sold or that, if sold, the timing of the sales and the amount of proceeds realized from those sales would be favorable to us or that additional financing could be obtained on acceptable terms. Disruptions in the capital and credit markets, as have been experienced during 2008 and 2009 to date, could adversely affect our ability to meet our liquidity needs or to refinance our indebtedness, including our ability to draw on our existing credit facilities or enter into new credit facilities. Banks that are party to our existing credit facilities may not be able to meet their funding commitments to us if they experience shortages of capital and liquidity or if they experience excessive volumes of borrowing requests from us and other borrowers within a short period of time.

Increases in interest rates could adversely affect our results of operations.

        Our credit facilities are subject to floating interest rates which vary in line with movements in short-term interest rates. As a result, our interest expenses may increase significantly if short-term interest rates increase. After giving effect to our interest rate hedge, a 50 basis point increase in the interest rates under our current facilities would increase the borrowing cost of our debt outstanding at June 30, 2009 by approximately $1.0 million per year.

Risks Related to this Offering and Our Common Stock

There is no existing market for our common stock, and we do not know if one will develop to provide you with adequate liquidity. If our stock price fluctuates after this offering, you could lose a significant part or all of your investment.

        Prior to this offering, there has not been a public market for our common stock. We cannot predict the extent to which investor interest in our company will lead to the development of an active trading market on the NYSE or otherwise or how liquid that market might become. If an active trading market does not develop, you may have difficulty selling any of our common stock that you buy. The initial public offering price for the shares will be determined by negotiations between us and the underwriters and may not be indicative of prices that will prevail in the open market following this offering. Consequently, you may not be able to sell shares of our common stock at prices equal to or greater than the price paid by you in this offering. The market price of our common stock may be influenced by many factors, some of which are beyond our control, including:

  •
  general economic and stock market conditions;

  •
  risks relating to our business and our industry, including those discussed above;

  •
  strategic actions by us or our competitors;

  •
  announcements by us or our competitors of significant contracts, acquisitions, joint marketing relationships, joint ventures or capital commitments;

  •
  the failure of securities analysts to cover our common stock after this offering or changes in financial estimates by analysts;

  •
  variations in our quarterly results of operations;

  •
  future sales of our common stock; and

  •
  investor perceptions of the investment opportunity associated with our common stock relative to other investment alternatives.

        A decrease in the market price of our common stock could cause you to lose some or all of your investment.

The market price of our common stock could be adversely affected by sales of substantial amounts of our common stock in the public markets and the issuance of additional shares of common stock in future acquisitions.

        Sales of a substantial number of shares of our common stock in the public market after this offering or the perception that these sales may occur could cause the market price of our common stock to decline. In addition, the sale of these shares in the public market could impair our ability to raise capital through the sale of additional common or preferred stock. After this offering, we will have             shares of common stock outstanding. Of these shares, all shares sold in the offering, other than shares, if any, purchased by our affiliates, will be freely tradable. See "Shares Eligible for Future Sale" for more information regarding this risk.

        As of September 30, 2009,             shares of our common stock were reserved for issuance pursuant to our equity incentive plan. The exercise of stock options and other securities could cause our stockholders to experience substantial dilution. Moreover, our stock options and warrants are more likely to be exercised, if ever, at a time when we otherwise could obtain a price for the sale of our securities that is higher than the exercise price per security of the options or warrants. Such exercises, or the possibility of such exercises, may impede our efforts to obtain additional financing through the sale of additional securities or make such financing more costly. It may also reduce the price of our common stock.

        In addition, in the future, we may issue shares of our common stock in connection with acquisitions of assets or businesses. If we use our shares for this purpose, the issuances could have a dilutive effect on the value of your shares, depending on market conditions at the time of an acquisition, the price we pay, the value of the business or assets acquired.

The equity trading markets may be volatile, which could result in losses for our stockholders.

        In recent years, the stock market has experienced extreme price and volume fluctuations. This volatility has had a significant effect on the market price of securities issued by many companies for reasons unrelated to their operating performance. The market price of our common stock could similarly be subject to wide fluctuations in response to a number of factors, most of which we cannot control, including:

  •
  announced capital expenditure plans by our clients and potential clients;

  •
  changes in environmental and other governmental regulations affecting the oil and gas industry;

  •
  variations in our quarterly results of operations or cash flows or those of other seismic data acquisition companies;

  •
  changes in our pricing policies or pricing policies of our competitors;

  •
  domestic and worldwide supplies and prices of, and demand for, oil and gas; and

  •
  changes in general conditions in the U.S. economy, financial markets or the oil and gas industry.

        The realization of any of these risks and other factors beyond our control could cause the market price of our common stock to decline significantly.

We do not expect to pay dividends on our common stock and various factors may hinder the declaration and payment of dividends in the future.

        We have never paid dividends and we do not expect to pay any dividends to our common stockholders. In addition, our current debt agreements contain, and future debt agreements will likely contain, provisions which would effectively prevent the payment of dividends.

Purchasers in this offering will suffer immediate and substantial dilution.

        If you purchase common stock in this offering, you will experience immediate and substantial dilution of $            per share, based upon an assumed initial public offering price of $            per share, because the price you pay will be substantially greater than the adjusted net tangible book value per share of $            for the shares you acquire. This dilution is due in large part to the fact that prior investors paid an average price of $            per share when they purchased their shares of common stock, which is substantially less than the anticipated initial public offering price. See "Dilution" for a more detailed discussion of dilution.

Our certificate of incorporation and bylaws that we expect to enter into prior to this offering will contain, and Delaware law contains, provisions that may prevent, discourage or frustrate attempts to replace or remove our current management by our stockholders, even if such replacement or removal may be in our stockholders' best interests.

        Our certificate of incorporation and bylaws that we expect to enter into prior to this offering will contain, and Delaware law contains, provisions that could enable our management to resist a takeover attempt. These provisions:

  •
  restrict various types of business combinations with significant stockholders;

  •
  limit the right of stockholders to act by written consent or call a special meeting of stockholders; and

  •
  authorize the issuance of preferred stock with any voting rights, dividend rights, conversion privileges, redemption rights and liquidation rights and other rights, preferences, privileges, powers, qualifications, limitations or restrictions as may be specified by our board of directors.

        These provisions could:

  •
  discourage, delay or prevent a change in the control of our company or a change in our management, even if the change would be in the best interests of our stockholders;

  •
  adversely affect the voting power of holders of common stock; and

  •
  limit the price that investors might be willing to pay in the future for shares of our common stock.

Our management and directors, along with certain stockholders, will beneficially own or control a majority of our common stock, giving them a controlling influence over corporate transactions and other matters. Their interests may conflict with yours, and the concentration of ownership of our common stock by such stockholders will limit the influence of public stockholders.

        Upon completion of this offer, our directors, officers and their affiliates will beneficially own, control or have substantial influence over approximately            % of our outstanding common stock, and approximately            % if the underwriters exercise their option to purchase additional shares in full. In addition, certain funds affiliated with Kelso & Company, L.P. will own approximately            % of our outstanding common stock, and approximately            % if the underwriters exercise their option to purchase additional shares in full. If these stockholders voted together as a group, they would have the ability to exert significant influence over our board of directors and its policies. These stockholders would, acting together, be able to control or substantially influence the outcome of stockholder votes, including votes concerning the election of directors, the adoption or amendment of provisions in our amended and restated certificate of incorporation or bylaws and possible mergers, corporate control contests and other significant corporate transactions. This concentration of ownership may have the effect of delaying, deferring or preventing a change in control, a merger, consolidation, takeover or other business combination. This concentration of ownership could also discourage a potential acquirer from making a tender offer or otherwise attempting to obtain control of us, which could in turn have an adverse effect on the market price of our common stock.

As a public company we will incur additional costs and face increased demands on our management and key employees.

        We have never operated as a public company. As a public company, we will incur significant legal, accounting and other expenses that we did not incur as a private company. In addition, the Sarbanes-Oxley Act of 2002, as well as rules implemented by the SEC, and the NYSE, impose various requirements on public companies. Our management and other personnel will devote substantial amounts of time to these requirements. We expect these requirements to significantly increase our legal and financial compliance costs and to make some activities more time consuming and costly. In addition, we will incur additional costs associated with our public company reporting requirements. These rules and regulations also make it more difficult and more expensive for us to obtain director and officer liability insurance. We cannot predict or estimate the amount of additional costs we may incur or the timing of such costs. If our profitability is harmed by these additional costs, it could have a negative effect on the trading price of our common stock.

 FORWARD-LOOKING STATEMENTS

        This prospectus contains forward-looking statements that involve risks and uncertainties. We have based these forward-looking statements on our current expectations and projections about us and our industry. These forward-looking statements include information about possible or assumed future results of our operations. All statements, other than statements of historical facts, included in this prospectus that address activities, events or developments that we expect or anticipate may occur in the future, including such things as future capital expenditures, business strategy, competitive strengths, goals, growth of our business and operations, plans and references to future successes may be considered forward-looking statements. When we use words such as "anticipate," "believe," "estimate," "intend," "plan," "project," "forecast," "may," "should," "expect," "probably" or similar expressions, we are making forward-looking statements. Our forward-looking statements speak only as of the date made and we will not update forward-looking statements unless the securities laws require us to do so.

        Some of the key factors which could cause our future financial results and performance to vary from those expected include:

  •
  a decline in capital expenditures by oil and gas exploration and production companies;

  •
  market developments affecting, and other changes in, the demand for seismic data and related services;

  •
  the timing and extent of changes in the price of oil and gas;

  •
  our future capital requirements and availability of financing on satisfactory terms;

  •
  availability or increases in the price of seismic equipment;

  •
  availability of crew personnel and technical personnel;

  •
  competition;

  •
  technological obsolescence of our seismic data acquisition equipment;

  •
  the condition of the capital markets generally, which will be affected by interest rates, foreign currency fluctuations and general economic conditions;

  •
  the effects of weather or other delays on our operations;

  •
  cost and other effects of legal proceedings, settlements, investigations and claims, including liabilities which may not be covered by indemnity or insurance;

  •
  governmental regulation; and

  •
  the political and economic climate in the foreign or domestic jurisdictions in which we conduct business.

        The information contained in this prospectus, including the information set forth under the heading "Risk Factors," identifies additional factors that could cause our results or performance to differ materially from those we express or imply in our forward-looking statements. Although we believe that the assumptions underlying our forward-looking statements are reasonable, any of these assumptions and, therefore, the forward-looking statements based on these assumptions, could themselves prove to be inaccurate. In light of the significant uncertainties inherent in the forward-looking statements which are included in this prospectus, our inclusion of this information is not a representation by us or any other person that our objectives and plans will be achieved.

 USE OF PROCEEDS

        We estimate that our net proceeds from the sale of             shares of our common stock in this offering, after deducting underwriting discounts and commissions and estimated offering expenses, will be approximately $             million to us, assuming an offering price of $            per share, which is the midpoint of the range set forth on the cover page of this prospectus.

        We expect to use the net proceeds of this offering to repay approximately $            in aggregate principal amount of indebtedness outstanding under our credit facilities and for general corporate purposes.

        Please read "Management's Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources" and "Description of Indebtedness" for a description of our outstanding indebtedness.

        A $1.00 increase (decrease) in the assumed initial public offering price of $            per share would increase (decrease) the net proceeds from this offering by approximately $            , assuming no change in the number of shares offered by us as set forth on the cover page of this prospectus and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

DIVIDEND POLICY

        We have not declared or paid any cash dividends on our common stock, and we do not currently anticipate paying any cash dividends on our common stock in the foreseeable future. We currently intend to retain all future earnings to fund the development and growth of our business. Any future determination relating to our dividend policy will be at the discretion of our board of directors and will depend on our results of operations, financial condition, capital requirements and other factors deemed relevant by our board. Our credit facilities significantly restrict our ability to declare dividends.

CAPITALIZATION

The following table sets forth our actual capitalization as of June 30, 2009:

  •
  on a historical basis; and

  •
  on an adjusted basis, to give effect to this offering and the application of the net proceeds.

        You should read this table together with the sections of this prospectus entitled "Use of Proceeds," "Selected Financial Information" and "Management's Discussion and Analysis of Financial Condition and Results of Operations," and with our financial statements and related notes included elsewhere in this prospectus.

	As of June 30, 2009
	Historical	As Adjusted
	(in thousands, except per share data)
Cash and cash equivalents(1)(2)	$8,125	$

Revolving Credit Facility(3)	$9,832	$
First Lien Term Loan Facility	118,200
Second Lien Term Loan Facility	50,000
Other debt(4)	9,252

Total debt(1)(5)	$187,284	$
Stockholders' equity:
Series A convertible preferred stock, $.01 par value: 50,000,000 shares authorized and 20,900,394 outstanding (historical); 5,000,000 shares authorized and no shares issued and outstanding (as adjusted)	$284
Class A common stock, $.01 par value: 30,000,000 shares authorized and 3,709,100 outstanding (historical); no shares authorized, issued and outstanding (as adjusted)	40
Class B common stock, $.01 par value: 120,000,000 shares authorized and 4,556,436 outstanding (historical); no shares authorized, issued and outstanding (as adjusted)	56
Common stock, $.01 par value: no shares authorized (historical); 100,000,000 shares authorized and shares outstanding (as adjusted)	—
Additional paid-in-capital(1)	159,562
Treasury stock: shares (historical) ; shares (as adjusted)	(88,213)
Accumulated deficit	(7,592)

Total stockholders' equity(1)	$64,137	$

Total capitalization(1)	$251,421	$

(1)
A $1.00 increase (decrease) in the assumed initial public offering price of $            per share would increase (decrease) each of cash and cash equivalents, additional paid-in capital, total stockholders' equity, total capitalization and total debt by $            , assuming no change in the number of shares offered by us as set forth on the cover page of this prospectus and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

(2)
Cash and cash equivalents do not include approximately $5.5 million of restricted cash investments securing certain letters of credit.

(3)
Letters of credit issued under our Revolving Credit Facility totaled $4.2 million, resulting in $16.0 million available for borrowing under our Revolving Credit Facility.

(4)
Includes capital lease obligations of $3.9 million.

(5)
Includes unamortized discount of $2.3 million related to our Credit Facilities.

DILUTION

        Purchasers of common stock in this offering will experience immediate and substantial dilution in the net tangible book value per share of common stock. Net tangible book value per share represents the amount of our total tangible assets less our total liabilities, divided by the total number of shares of common stock outstanding, on a fully diluted basis. At June 30, 2009, we had a net tangible book value of $             million, or $            per share. After giving effect to the sale of              shares of common stock in this offering at an assumed initial public offering price of $            per share and after the deduction of underwriting discounts and commissions and estimated offering expenses, the as adjusted net tangible book value at June 30, 2009 would have been $             million, or $            per share. This represents an immediate increase in such net tangible book value of $            per share to existing stockholders and an immediate and substantial dilution of $            per share to new investors purchasing common stock in this offering. The following table illustrates this per share dilution:

Assumed initial public offering price per share		$
Net tangible book value per share as of June 30, 2009	$
Increase per share attributable to new public investors

Net tangible book value per share after this offering

Dilution per share to new investors		$

        A $1.00 increase (decrease) in the assumed initial public offering price of $            per share would increase (decrease) our net tangible book value by $             million, the net tangible book value per share, after giving effect to this offering, by $            per share and the dilution in net tangible book value per share to new investors in this offering by $            per share, assuming no change in the number of shares offered by us as set forth on the cover page of this prospectus, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

        The following table summarizes, on an as adjusted basis, set forth above as of June 30, 2009, the total number of shares of common stock owned by existing stockholders and to be owned by new investors, the total consideration paid, and the average price per share paid by our existing stockholders and to be paid by new investors in this offering at $            , the midpoint of the initial public offering price range set forth on the cover page of this prospectus, calculated before deduction of estimated underwriting discounts and commissions.

	Shares Purchased			Total Consideration
Average Price Per Share
	Number	%		Amount	%
Existing stockholders(1)			%	$		%	$
New public investors

Total		100%		$	100%		$

(1)
With respect to our executive officers, directors and holders of more than 10% of our common stock, and assuming the exercise of all of their outstanding stock options, the number of shares of common stock purchased from us, the total consideration paid to us, and the average price per share paid by all of those affiliated persons, are as follows:

	Shares Purchased			Total Consideration
Average Price Per Share
	Number	%		Amount	%
Affiliated persons			%	$		%	$

        As of June 30, 2009, there were             shares of our common stock outstanding, held by             stockholders.

UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL INFORMATION

        We are providing the following unaudited pro forma consolidated financial information to present the results of operations of the combined company giving effect to our June 2008 acquisition of Weinman, as though our business and that of Weinman had been combined on January 1, 2008. The pro forma adjustments made are based upon available information and assumptions that we believe are reasonable. The unaudited pro forma consolidated financial information is presented for illustrative purposes only and is based on the estimates and assumptions set forth in the accompanying notes. Weinman may have performed differently had it been combined earlier. Investors should not rely on this information as being indicative of the results that would have been achieved had Weinman been combined earlier or the future results of the combined company. The unaudited pro forma consolidated financial information should be read in conjunction with our consolidated financial statements and those of Weinman, both of which are included elsewhere in this prospectus.

        The unaudited pro forma consolidated financial statements reflect our acquisition of substantially all of the assets of Weinman for approximately $10 million in cash and unsecured promissory notes in an aggregate principal amount of $12 million, as well as a purchase price adjustment of approximately $2.5 million recorded in June 2009.

        The excess of the purchase price over the net book value of Weinman totaled approximately $16.5 million after the purchase price adjustment recorded in June 2009. Of this amount, $11.0 million was allocated to goodwill and $5.5 million was allocated to intangibles.

In Thousands
Other assets	$400
Property, plant and equipment	2,650
Goodwill	10,967
Intangible assets	5,504

Total assets acquired (adjusted purchase price)	$19,521

GLOBAL GEOPHYSICAL SERVICES, INC.
UNAUDITED PRO FORMA COMBINED STATEMENT OF OPERATIONS

Year Ended December 31, 2008

(In thousands, except per share amounts)

	Historical
	Global Geophysical	Weinman	Pro Forma Global Geophysical
Statement of Operations Information:
Revenues	$376,256	$3,944	$380,200
Operating expenses	319,451	2,318	321,769

Gross profit	56,805	1,626	58,431
Selling, general and administrative expenses	30,190	817	31,007

Income from operations	26,615	809	27,424
Interest expense, net	(22,384)	(1)	(22,385)
Other income (expense), net	(6,250)	—	(6,250)

Income (loss) before income taxes	(2,019)	808	(1,211)
Income tax expense	6,027	31	6,058

Net income (loss)	$(8,046)	$777	$(7,269)

Net income (loss) per common share:
Basic	$(1.04)	N/A	$(0.94)
Diluted	(1.04)	N/A	(0.94)
Weighted average common shares outstanding:
Basic	7,702	N/A	7,702
Diluted	7,702	N/A	7,702

SELECTED FINANCIAL INFORMATION

        The following table presents our summary historical financial data for the periods indicated. The data for the years ended December 31, 2004, 2005, 2006, 2007 and 2008, and for the six months ended June 30, 2009 has been derived from our audited financial statements and the summary historical financial information for the six-month period ended June 30, 2008 was derived from our unaudited interim financial statement. The financial data for the years ended December 31, 2006, 2007 and 2008 and for the six months ended June 30, 2008 and 2009 are included elsewhere in this prospectus. For further information that will help you better understand the summary data, you should read this financial data in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the financial statements and related notes and other financial information included elsewhere in this prospectus. These historical results are not necessarily indicative of results to be expected for any future periods.

	Year Ended December 31,					Six Months Ended June 30,
	2004	2005	2006	2007	2008(1)	2008(1)	2009
	(in thousands, except per share data)
						(unaudited)
Statement of Operations Data:
Revenues(2)	$0	$24,724	$83,577	$225,742	$376,256	$173,728	$124,528
Operating expenses	2	17,488	66,717	188,702	319,451	139,577	107,115

Gross profit (loss)	(2)	7,236	16,860	37,040	56,805	34,151	17,413
Selling, general and administrative expenses	205	5,222	9,147	18,684	30,190	17,118	16,846

Income (loss) from operations	(207)	2,014	7,713	18,356	26,615	17,033	567
Interest expense, net	0	(551)	(3,752)	(10,745)	(22,384)	(12,275)	(8,936)
Other income (expense), net(3)	32	45	(125)	(233)	(6,250)	(630)	1,180

Income (loss) before income taxes	(174)	1,507	3,836	7,378	(2,019)	4,128	(7,189)
Income tax expense (benefit)	0	495	1,934	4,941	6,027	1,564	(2,472)

Net income (loss)	$(174)	$1,012	$1,902	$2,437	$(8,046)	$2,564	$(4,717)

Net income (loss) per common share:
Basic	$(1.74)	$1.86	$0.23	$0.31	$(1.04)	$0.31	$(0.57)
Diluted	(1.74)	.70	0.08	0.09	(1.04)	0.09	(0.57)
Weighted average shares outstanding
Basic	100	544	8,299	7,822	7,702	8,166	8,219
Diluted(4)	100	1,440	23,724	28,265	7,702	28,409	8,219
Cash Flows Data:
Cash flows provided by (used in) operating activities	$(87)	$7,557	$(2)	$12,956	$44,150	$5,471	$25,904
Cash flows used in investing activities	(438)	(9,613)	(73,494)	(83,554)	(87,736)	(53,702)	(29,243)
Cash flows provided by (used in) financing activities	1,493	6,272	104,819	51,011	57,110	45,184	(18,980)
Other Data (unaudited):
EBITDA	NM	NM	$19,729	$51,454	$94,279	$42,717	$38,956
EBITDA margin	NM	NM	24%	23%	25%	25%	31%
Balance Sheet Data:
Cash and cash equivalents(5)	$969	$5,184	$36,507	$16,920	$30,444	$13,874	$8,125
Total assets	1,420	34,192	172,648	253,444	329,652	335,848	317,126
Total debt, including current portion(6)	0	14,824	63,979	130,366	213,990	184,960	187,284
Total liabilities	136	24,430	97,034	183,399	267,042	264,678	252,989
Total stockholders' equity	1,284	9,761	75,613	70,045	62,610	71,170	64,137

(1)
Includes the results of Weinman since June 1, 2008.

(2)
Includes $25.0 million, $1.4 million and $9.2 million in recognized revenue generated from multi-client services in the year ended December 31, 2008 and the six months ended June 30, 2008 and 2009, respectively.

(3)
Includes unrealized gain (loss) on derivative instruments, foreign exchange gain (loss), and other income and gains and losses on assets.

(4)
Shares issuable from the assumed conversion of Series A convertible preferred stock of approximately 20,333,500 and 20,301,000 were excluded in the computation of diluted earnings per share for the year ended December 31, 2008 and the six months ended June 30, 2009, respectively, as the effect would have been antidilutive to the net loss for the period.

(5)
Cash and cash equivalents do not include restricted cash investments of approximately $0, $1.5 million, $0, $2.4 million, $7.6 million at December 31, 2004, 2005, 2006, 2007, and 2008, respectively, and $3.3 million and $5.5 million at June 30, 2008 and 2009, respectively.

(6)
Includes unamortized original issue discount of $0, $0, $0, $0 and $2.4 million at December 31, 2004, 2005, 2006, 2007 and 2008, respectively, and $2.6 million and $2.3 million at June 30, 2008 and 2009, respectively.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

        The following discussion and analysis of our financial condition and results of operations should be read in conjunction with the "Selected Financial Information" section of this prospectus and our financial statements and the related notes and other financial information included elsewhere in this prospectus. In addition to historical financial information, the following discussion and analysis contains forward-looking statements that involve risks, uncertainties, and assumptions. Our actual results and timing of selected events may differ materially from those anticipated in these forward-looking statements as a result of many factors, including those discussed under "Risk Factors" and elsewhere in this prospectus.

Overview

        We provide an integrated suite of seismic data solutions to the global oil and gas industry, including our high resolution RG-3D Reservoir Grade™ ("RG3D") seismic solutions. Our seismic data solutions consist primarily of seismic data acquisition, processing and interpretation services. Through these services, we deliver data that enable the creation of high resolution images of the earth's subsurface and reveal complex structural and stratigraphic details. These images are used primarily by oil and gas companies to identify geologic structures favorable to the accumulation of hydrocarbons, to reduce risk associated with oil and gas exploration, to optimize well completion techniques and to monitor changes in hydrocarbon reservoirs. We integrate seismic survey design, data acquisition, processing and interpretation to deliver enhanced services to our clients. In addition, we own and market a growing seismic data library and license this data to clients on a non-exclusive basis.

        Our seismic solutions are used by many of the world's largest and most technically advanced oil and gas exploration and production companies, including national oil companies ("NOCs") such as Oil and Natural Gas Corporation Limited ("ONGC") and Petróleos Mexicanos ("Pemex"), major integrated oil and gas companies ("IOCs") such as BP p.l.c. ("BP"), ConocoPhillips Company ("ConocoPhillips") and Exxon Mobil Corporation ("ExxonMobil"), and independent oil and gas exploration and production companies such as Anadarko Petroleum Corporation ("Anadarko"), Apache Corporation, Chesapeake Energy Corporation ("Chesapeake") and Southwestern Energy Company ("Southwestern Energy").

Key Accomplishments

        We have grown at a rapid pace since commercial operations began in May 2005, finishing 2008 with $376.3 million in revenues and $94.3 million in EBITDA. See "Summary—Summary Historical and Pro Forma Financial Information" for a definition of EBITDA and for a reconciliation of EBITDA to net income. During this period, we expanded not only our operational capabilities but also our service offerings to include land, transition zone and shallow marine seismic data acquisition, processing and interpretation services and multi-client services. Other recent highlights include:

  •
  Becoming what we believe to be the leading western land seismic contractor as measured by the number of recording channels with more than 150,000 recording channels owned or under long-term lease as of June 30, 2009. Including channels we are currently leasing under short-term arrangements, as of June 30, 2009 we employed over 200,000 channels.

  •
  Generating EBITDA as a percentage of our total revenues equal to 25% for the year ended December 31, 2008 and 31% for the six-month period ended June 30, 2009.

  •
  Completing our first multi-client seismic data library project in January 2009. As of June 30, 2009, our multi-client seismic data library includes seismic data sets with respect to approximately 500 square miles of three-dimensional ("3D") seismic data, and we had three additional multi-client projects underway, representing over 1,000 square miles of 3D seismic data.

  •
  Setting what we believe to have been, at that time, the world vibroseis productivity record in July 2008 on a project for BP in Oman. During the course of this project we collected over 12,000 recordings using 80,000 pound vibrators in a 24-hour period. Vibroseis is a seismic source method used to propagate acoustic energy into the earth over an extended period of time for purposes of acquiring seismic data.

  •
  Acquiring Weinman GeoScience, Inc. ("Weinman"), a recognized leader in seismic data processing and interpretation services, in June 2008. Weinman's processing and interpretation services, which are provided through a worldwide network of processing centers, complement our seismic data acquisition services, and enable us to offer our clients an expanded range of services.

  •
  Commencing a project for a major IOC in June 2009 involving over 100,000 recording channels. We believe this is the highest channel count land seismic project ever undertaken.

How We Generate Our Revenues

        We generate revenues by providing seismic data services and multi-client services to our clients. Our primary source of revenues as of June 30, 2009 was derived from our seismic data services. Seismic data services revenues represented 93% of our revenues for each of the six months ended June 30, 2009 and the twelve months ended December 31, 2008.

        Seismic Data Services.    We generate revenues by conducting geophysical surveys for our clients on a contractual basis where our clients generally acquire all rights to the seismic data obtained through such survey. We also generate revenues by providing seismic data processing and interpretation services.

        Most of our seismic data services business is obtained through competitive bidding. We generally require approximately 30 days of preparation and diligence in order to prepare and submit a bid in response to a request for proposal. In certain circumstances, various factors, such as the difficulty of the terrain involved or remoteness of the survey area, may require considerably more time to prepare and submit a bid. Our clients usually ask us to quote a "turnkey" rate for each completed unit of recorded data, or they may ask for a "term rate" bid under which our seismic crew is hired for a fixed fee per day. Current market conditions drive our portfolio of outstanding contracts in terms of pricing (turnkey, term rate or a combination of the two). We also enter into contracts that combine different pricing elements, such as a term rate contract with bonus incentives for early completion or achievement of certain performance metrics to maximize the economic incentives for both us and our client.

        We have entered into master service agreements with many of our clients. These agreements specify payment terms, establish standards of performance and allocate certain operational risks through indemnity and related provisions and are supplemented on a project-by-project basis with pricing terms and other project-specific terms. We invoice our clients monthly, and payment is typically made on a 60 to 90 day basis, with 90 day payments being more common with our international clients. Revenues from our seismic data services segment are recognized when they are realizable and earned as services are performed based on the percentage of completion method. We defer unearned revenues until earned, and recognize losses in full when they occur.

        Our contracts typically provide that we remain responsible for the majority of costs and expenses associated with a particular project. We seek to manage the risk of delays through the inclusion of "standby rate" provisions. These provisions are included in most of our contracts and require payment to us of a reduced rate for a limited amount of time if we are unable to record seismic data as a result of weather conditions or certain other factors outside our control. The pricing for any seismic data acquisition project is primarily determined by the data quality requirement, resolution, program parameters, complexity and conditions including the timing, location and terrain and equipment required to complete the project.

        Multi-client Services.    We also generate revenues by offering seismic data acquisition services in a multi-client structure which allows our clients to share the costs of seismic data acquisition. We believe that revenues from our multi-client services will continue to grow as a percentage of our U.S. revenues. Our multi-client services projects differ from our seismic data services projects in that we set the specifications of the program (with some input from our clients), generally handle all aspects of the seismic data acquisition and maintain ownership of the seismic data and its corresponding revenue stream. The seismic data sets that we have acquired through our multi-client shoots are included in our seismic data library. We expect to generate additional revenues through the license of seismic data sets in our seismic data library to clients on a non-exclusive basis ("late sales"). We intend to recognize late sales revenues upon the execution by a client of a valid license agreement and granting of access to that client of licensed seismic data. Our seismic data licenses are typically transferable only under certain conditions, and only upon payment to us of a specified transfer fee.

        Revenues generated by our multi-client services result primarily from pre-funding commitments ("pre-commitments") by our clients for a particular multi-client seismic shoot. Generally, we target pre-commitments of approximately 80% of our expected costs of a program. In return for these pre-commitments, our clients typically have some influence with respect to project specifications and receive favorable pricing. We defer pre-commitment payments when they are received and record them as revenue on the basis of percentage of completion. The pre-commitments we obtain for a multi-client shoot reduces the risk in the development of our seismic data library.

        In addition to acquiring seismic data sets through our own multi-client seismic shoots, in certain cases, we will grant a non-exclusive license to a client to a specific seismic data set in exchange for ownership of proprietary seismic data held by that client. In these cases, revenues are recorded and the seismic data capitalized at the fair market value of the seismic data received. Although these types of transactions do not generate immediate cash flow, we believe that such exchanges can enhance our multi-client library and will increase revenues generated by late sales.

        We believe that offering seismic data acquisition projects in a multi-client structure and licensing the data from our library is not only an effective business strategy in times of high capital spending, but also during times of industry-wide reductions in capital expenditures. The efficiencies we create by acquiring multi-client seismic surveys allow oil and gas exploration companies to acquire seismic data at a lower cost and with less risk.

        The following table summarizes data for our multi-client services:

	Year Ended December 31,		Six Months Ended June 30,
	2007	2008	2008	2009
	(in millions)
Multi-client recognized revenues	$—	$25.0	$1.4	$9.2
Unrecognized pre-commitments (at period end)(1)	15.7	9.7	24.0	29.4
Cash investment in multi-client library assets	$—	$25.2	$8.8	$6.8
Capitalized depreciation(2)	—	3.0	0.5	5.1
Total capitalized investment at cost (cumulative, at period end)	$—	$28.2	$9.3	$40.2
Less: Accumulated amortization of multi-client library assets	—	19.1	1.1	26.0

Multi-client net book value (at period end)	$—	$9.1	$8.2	$14.2

(1)
Represents contracted pre-commitments that have not been recognized as revenues as of period end.

(2)
Represents capitalized cost of the equipment owned and leased by the company and utilized in connection with a multi-client seismic shoot.

How We Evaluate Our Operations

        We evaluate our land, transition zone and shallow marine projects on a project basis and as a whole using similar performance metrics. In addition, our management utilizes a variety of financial and productivity metrics to analyze and monitor our performance. These metrics include, but are not limited to, the following:

  •
  project efficiency measures;

  •
  utilization of personnel and equipment;

  •
  revenues and costs per operations phase (e.g., positioning, shot hole drilling, data recording);

  •
  revenues and cost per acquisition unit (i.e., cost/mile, cost/shot point);

  •
  actual versus budgeted results (both on a per project and per crew basis);

  •
  safety performance rates;

  •
  project time and motion analysis;

  •
  selling, general and administrative expenses ("SG&A") as a percentage of revenues; and

  •
  our EBIT and EBITDA per project.

        The information generated using the foregoing metrics is an important part of our operational analysis. We apply these metrics to monitor operations separately for each of our projects and analyze trends to determine the relative performance of each. We seek to have strong centralized financial analysis and controls to allocate our crews, combined with local decision-making and flexibility in the delivery of services to maximize client satisfaction.

Recent Trends Affecting Our Business

        The seismic data services industry historically has been cyclical. Volatility in oil and gas prices can produce significant changes in the demand for seismic services and the prices seismic contractors can negotiate for their services. Oil and gas exploration, development, exploitation and production spending levels have traditionally been heavily influenced by expected future prices of oil and gas. Prior to mid-2008, the oil and gas industry saw significant increases in activity resulting from high commodity prices for oil and natural gas. We benefited from this increased spending. However, since mid-2008 oil and gas commodity prices have declined significantly, which has resulted in significant curtailments in capital expenditures by oil and gas companies, including spending for seismic data acquisition. Although our revenues have declined for the first six months of 2009 as compared to the same period in 2008, we believe factors such as our latest-technology equipment and our reputation as a premium provider of seismic services has helped us secure a number of technically-challenging jobs. Additionally, for the six months ended June 30, 2009, our NOC and major IOC clients represented 63% of our revenues. Historically, these companies have a greater ability to maintain spending throughout the commodity cycle, which helps provide us with a more stable level of demand for our services. Further, our continuing effort to increase operational and overhead efficiencies has helped us increase EBITDA as a percentage of our revenues ("EBITDA margin") during this difficult economic period from 25% for the six-month period ended June 30, 2008 to 31% for the six-month period ended June 30, 2009.

        If commodity prices remain depressed or decline further, the demand for our services may decrease which would negatively affect our ability to execute our growth strategy and generate cash flows. See "Risk Factors—If the current economic downturn continues for an extended period of time and commodity prices remain depressed or decline further, our results of operations could be adversely affected". However, our business model is designed to maintain strong financial performance through challenging business environments. For example:

  •
  We reduce costs when market conditions require it. For example, in anticipation of lower demand for seismic services in the wake of declining commodity prices, we reduced our operating expenses, excluding depreciation and amortization, by $39.7 million, or 34.8%, to $74.3 million for the six months ended June 30, 2009 from $114.0 million for the six months ended June 30, 2008.

  •
  We lease idle equipment to strategic partners on a short-term basis.

  •
  We temporarily source equipment from strategic partners to manage peak equipment needs and release the equipment when complete.

        Our EBITDA margin increased from 25% for the year ended December 31, 2008 to 31% for the six months ended June 30, 2009 and revenues increased from $225.7 million in 2007 to $376.3 million in 2008. Our revenues have increased from $24.7 million in 2005 to $376.3 million for 2008. For the twelve months ending June 30, 2009, we had revenues of $327.1 million and EBITDA of $90.5 million.

Financial Operations Overview

        We use revenue growth and EBITDA margin, among others, as metrics to measure our performance.

        Revenues.    A substantial portion of our revenues are generated from either large projects or multiple projects from a limited number of clients. As a result, a small number of clients typically represent a significant amount of our revenues in any particular period. For the six months ended June 30, 2009, we had four clients that were responsible for approximately 63% of our revenues for the period: ONGC (25%), Southwestern Energy (14%), ExxonMobil (12%) and BP (12%). For the year ended December 31, 2008, two clients were responsible for approximately 24% of our revenues for that period—Southwestern Energy (13%) and ONGC (11%). Because we work on different projects for various clients on a regular basis, it is not uncommon for our top clients to change from year to year. For example, Southwestern Energy was the only client responsible for greater than 10% of our revenues in both 2007 and 2008 and, of the ten clients responsible for the majority of our revenues in those periods, only three of those clients in 2007 and 2008 were the same in both periods. The table below presents for the years ended December 31, 2006, 2007 and 2008, and the six months ended June 30, 2008 and 2009, our revenue concentration in our clients representing 10% or more of our revenues. The ranking of the clients is for the specific period only. For example, the largest client in any particular period is not necessarily the largest client in any other period.

	Year Ended December 31,			Six Months Ended June 30,
% of Total Revenues	2006	2007	2008	2008	2009
				(unaudited)
Largest Client	27%	30%	13%	16%	25%
Second Largest Client	17%	14%	11%	16%	14%
Third Largest Client(1)	8%	12%	9%	14%	12%
Fourth Largest Client(1)	7%	9%	8%	10%	12%

Top Four Clients	59%	65%	41%	56%	63%

(1)
Less than 10% presented for comparison purposes in this table.

        Revenues generated from our international operations are primarily attributable to the provision of seismic data services. Since December 31, 2006, the percentage of revenues that we derive from international operations have increased from 11% for the year ended December 31, 2006 to 60% for the six months ended June 30, 2009.

        Operating Expenses.    Our operating expenses are primarily a function of our seismic data recording crew count, make-up and utilization levels on a project-by-project basis. Our productivity depends largely on the equipment utilized, seismic survey design, operating efficiency and external factors such as weather and third party delays. Our seismic data acquisition services are performed outdoors and are therefore subject to seasonality. Shorter winter days, competing uses of land and adverse weather negatively affects our ability to provide services in certain regions. In order to minimize the effect of seasonality on our assets, we have diversified our operations in a manner such that our equipment is mobile between regions and countries and our common-platform equipment also works to improve crew productivity by allowing us to move equipment and people between crews as needed with minimal compatibility issues. Certain costs, such as equipment rentals and leases, depreciation, certain labor, some repair and maintenance, and interest payments, are fixed and are incurred regardless of utilization, and account for a significant percentage of our costs and expenses. Accordingly, downtime or low productivity resulting from weather interruptions, reduced demand, equipment failures or other causes can result in significant operating losses, which affects our profitability.

        Public Company Expenses.    We believe that our SG&A expenses will increase as a result of becoming a public company. We anticipate that this increase will be due to the cost of increased accounting support services, Sarbanes-Oxley Act compliance, filing annual and quarterly reports with the SEC, investor relations, directors' fees, directors' and officers' insurance and registrar and transfer agent fees, which we expect to incur on an ongoing basis after the completion of this offering. Our consolidated financial statements following this offering will reflect the effect of these increased expenses and will affect the comparability of our financial statements with periods prior to the completion of this offering.

        Taxes.    Our effective tax rate has varied widely in prior periods, and has trended significantly higher than the Federal statutory tax rate of 35% for a number of reasons, including state income tax liabilities, the taxation of certain income streams in multiple jurisdictions, and the disallowance of certain contractor per-diem payments and other expenses for tax purposes. In addition, as a result of our operations in various overseas jurisdictions, we are subject to a number of different tax regimes that have significantly affected our effective tax rates in some cases. For example, in some countries we are subject to a withholding tax on our revenue regardless of our profits.

        We expect that our overall effective tax rate in future periods will generally trend modestly higher than the U.S. Federal statutory rate. However, we cannot assure you that our effective tax rate will decline. We could experience significantly higher effective rates in different periods as a result of the factors described above.

        As of December 31, 2008, we have approximately $21.6 million in U.S. net operating loss carryforwards. Such tax loss carryforwards expire through 2028.

        EBITDA Margin.    Our EBITDA margins for the years ended December 31, 2007 and December 31, 2008, were 22.8% and 25.1%, respectively, and for the six months ended June 30, 2008 and June 30, 2009 were 24.6% and 31.3%, respectively. Historically, our EBITDA margin has improved because we have been able to increase revenues without a proportionate corresponding increase in expenses or have been able to successfully offset lower revenues by reducing our expenses, as we did in the last quarter of 2008 and the first two quarters of 2009. The EBITDA margin of our international operations historically has been lower than that achieved from our domestic operations. The lower EBITDA margin of our international operations has been the result primarily of the initial costs associated with the development and expansion of our international operations, such as the establishment of branch offices, marketing alliances and the mobilization of equipment and personnel to overseas locations. In addition, unforeseen costs resulting from equipment failures and additional regulatory requirements have contributed to lower EBITDA margins for our international operations. Although the profitability of our international operations will continue to be affected by factors not present in our domestic operations, we believe the profitability of our international operations will increase as the result of, among other factors, decreases in the level of spending necessary to establish and expand our international operations.

        Backlog.    Contracted seismic data acquisition and multi-client unrecognized pre-commitments are included in backlog. Our backlog as of June 30, 2009 was $231.7 million as compared to $154.0 million as of June 30, 2008. Backlog estimates are based on a number of assumptions and estimates including assumptions related to foreign exchange rates and percentage of completion of contracts. The realization of our backlog estimates are further affected by our performance under term rate contracts, as the early or late completion of a project under term rate contracts will generally result in decreased or increased, as the case may be, revenues derived from these projects. Contracts for services are occasionally modified by mutual consent and may be cancelable by the client under the circumstances described in "Business—Overview of Our Operations—Service Contracts". Consequently, backlog as of any particular date may not be indicative of actual operating results for any future period.

Critical Accounting Policies and Estimates

        Our discussion and analysis of our financial condition and results of operations is based upon our financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of the financial statements requires management to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. We continually evaluate our judgments and estimates in determining our financial condition and operating results. Estimates are based upon information available as of the date of the financial statements and, accordingly, actual results could differ from these estimates, sometimes materially. Critical accounting policies and estimates are defined as those that are both most important to the portrayal of our financial condition and operating results and require management's most subjective judgments. The most critical accounting policies and estimates are described below.

        Revenue Recognition.    Our services are provided under cancelable service contracts, which vary in terms and conditions. We review the deliverables in each contract and, where applicable, apply the accounting guidance contained in EITF 00-21, "Accounting for Revenue Contracts with Multiple Deliverables." We recognize revenues in accordance with the terms of the contract. Our contracts are either "turnkey" or "term rate agreements," or a combination of the two. Under turnkey agreements or the turnkey portions thereof, we recognize period revenues based upon quantifiable measures of progress, such as square miles or linear kilometers of data acquired. Under term rate agreements or the term rate portions thereof, period revenues are recognized on a day-rate basis. With respect to those contracts where the client pays separately for the mobilization of equipment, we recognize such mobilization fees as revenues during the performance of the seismic acquisition, using the same quantifiable measures of progress as for the acquisition work. We also receive reimbursements for certain out-of-pocket expenses under the terms of our service contracts. We record amounts billed to clients in revenues as the gross amount including out-of-pocket expenses that are reimbursed by the client. In some instances, clients are billed in advance of services performed and we recognize the liability as deferred revenue.

        Multi-client Seismic Data Library.    Our multi-client seismic data library consists of completed and in-process seismic surveys that are licensed to clients on a non-exclusive basis. This data is acquired and processed by us utilizing our resources. Costs are initially capitalized and then charged to operating expenses based on the percentage of the total costs to the estimated total revenue that we expect to receive from the sales of such data. However, under no circumstance will an individual survey carry a net book value greater than a four-year straight-line amortized value. Revenues are recognized when (i) an arrangement with a client is validated by a signed contract and has a fixed and determinable sales price, (ii) collection on that arrangement is reasonably assured and (iii) the client has selected the specific data or the contract has expired without full selection and the license term has begun.

        Allowance for Doubtful Accounts.    We estimate our allowance for doubtful accounts receivable based on our past experience of historical write-offs, our current client base and our review of past due accounts. The inherent volatility of the energy industry's business cycle can cause swift and unpredictable changes in the financial stability of our clients.

        Impairment of Long-lived Assets.    In accordance with Statement of Financial Accounting Standards ("SFAS") No. 144, "Accounting for Impairment or Disposal of Long-Lived Assets," we evaluate the recoverability of property and equipment and other long-lived assets if facts and circumstances indicate that any of those assets might be impaired. If an evaluation is required, the estimated future undiscounted cash flows associated with the asset are compared to the asset's carrying amount to determine if an impairment of such property is necessary. The effect of any impairment would be to expense the difference between the fair value of such property and its carrying value.

        Depreciable Lives of Property, Plant and Equipment.    Our property, plant and equipment are capitalized at historical cost and depreciated over the useful life of the asset. Our estimation of this useful life is based on circumstances that exist in the seismic industry and information available at the time of the purchase of the asset. The technology of the equipment used to gather data in the seismic industry has historically evolved such that obsolescence does not occur quickly. As circumstances change and new information becomes available these estimates could change. We amortize these capitalized items using the straight-line method. Capital assets are depreciated over one to ten years depending on the classification of the asset.

        Tax Accounting.    We account for our income taxes in accordance with SFAS No. 109, "Accounting for Income Taxes," which requires the recognition of amounts of taxes payable or refundable for the current year and an asset and liability approach in recognizing the amount of deferred tax liabilities and assets for the future tax consequences of events that have been recognized in our financial statements or tax returns. We determine deferred taxes by identifying the types and amounts of existing temporary differences, including foreign tax credits, measuring the total deferred tax asset or liability using the applicable tax rate and reducing the deferred tax asset by a valuation allowance if, based on available evidence, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Our methodology for recording income taxes requires judgment regarding assumptions and the use of estimates, including determining our annual effective tax rate and the valuation of deferred tax assets, which can create variance between actual results and estimates. The process involves making forecasts of current and future years' taxable income and unforeseen events may significantly affect these estimates. Those factors, among others, could have a material effect on our provision or benefit for income taxes.

        Stock-Based Compensation.    In December 2004, the FASB issued SFAS No. 123R, "Share-based Payment," which revises SFAS No. 123 and supersedes APB Opinion No. 25. SFAS No. 123R requires us to measure the cost of employee services received in exchange for an award of equity instruments based on the grant date fair value of the award, with limited exceptions. The fair value of the award must be re-measured at each reporting date through the settlement date, with changes in fair value recognized as compensation expense of the period. SFAS No. 123R requires that we use an option-pricing model, adjusted for the unique characteristics of those instruments, to determine fair value as of the grant date of the stock options. In so doing, we use the Black-Scholes option-pricing model, which requires various assumptions as to interest rates, volatility, dividend yields and expected lives of stock-based awards.

Revenues

        The following table sets forth our consolidated revenues for the periods indicated:

	Year Ended December 31,						Six Months Ended June 30,
	2006		2007		2008		2008		2009
							(unaudited)
	(in millions, except percentages)
Seismic data services	$83.6	100%	$225.7	100%	$351.3	93%	$172.3	99%	$115.3	93%
Multi-client services	0	0	0	0	25.0	7	1.4	1	9.2	7

Total	$83.6	100%	$225.7	100%	$376.3	100%	$173.7	100%	$124.5	100%

Revenues by Region

        The following table sets forth our consolidated revenues by region for the periods indicated:

	Year Ended December 31,						Six Months Ended June 30,
	2006		2007		2008		2008		2009
							(unaudited)
	(in millions, except percentages)
U.S.	$74.5	89%	$158.1	70%	$152.8	41%	$75.9	44%	$49.1	40%
Latin America	3.7	4	25.2	11	104.6	28	18.9	11	25.1	20
EAME(1)	5.4	7	42.4	19	77.5	20	50.5	29	20.4	16
Asia Pacific	0	0	0	0	41.4	11	28.4	16	29.9	24

Total	$83.6	100%	$225.7	100%	$376.3	100%	$173.7	100%	$124.5	100%

(1)
Europe, Africa, Middle East.

Six Months Ended June 30, 2009 Compared to Six Months Ended June 30, 2008

  Revenues

	Six Months Ended June 30,
	2008		2009
	(unaudited)
	(in millions, except percentages)
Seismic data services	$172.3	99%	$115.3	93%
Multi-client services	1.4	1	9.2	7

Total	$173.7	100%	$124.5	100%

        We recorded revenues of $124.5 million for the six months ended June 30, 2009 compared to $173.7 million for the six months ended June 30, 2008, a decrease of $49.2 million, or 28.3%. This decrease is primarily attributable to decreased revenues from seismic data services, offset by increased revenues from multi-client services.

        We recorded revenues from seismic data services of $115.3 million for the six months ended June 30, 2009 compared to $172.3 million for the six months ended June 30, 2008, a decrease of $57.0 million, or 33.1%. This decrease is primarily attributable to three factors: a reduction in crew activity in North Africa in 2009 as compared to the same period in 2008 due to the earlier completion of two projects leading to the consolidation of those crews in the period to perform work on a single project; the reallocation of assets, equipment and personnel from the Gulf of Mexico to the Far East; and the mobilization for a major U.S. land project in the second half of 2009. The reallocation of equipment and personnel to the Far East, and the mobilization associated with our major U.S. land project limited our ability to deploy crews during the period for other projects. These decreases were partially offset by increased crew activity in Latin America due to new projects in the region and contribution of revenues earned from the Weinman Acquisition.

        We recorded revenues from multi-client services of $9.2 million for the six months ended June 30, 2009 compared to $1.4 million for the six months ended June 30, 2008, an increase of $7.8 million, or 557.1%. The increase is primarily the result of having additional multi-client surveys in process during the first half of 2009 compared to the corresponding period in 2008. We began our first multi-client survey in February 2008. Prior to that time, we did not generate any revenues from multi-client services. All of our multi-client services revenues were generated through the recognition of pre-commitments for the six months ended June 30, 2008 and 2009.

        Operating Expenses.    Operating expenses, excluding depreciation and amortization, decreased by $39.7 million, or 34.8%, to $74.3 million for the six months ended June 30, 2009 from $114.0 million for the six months ended June 30, 2008. The decrease is primarily the result of reduced crew operating activity during the period.

        Selling, General and Administrative Expenses.    SG&A, excluding depreciation and amortization, declined by $3.4 million, or 20.7%, to $13.0 million for the six months ended June 30, 2009, from $16.4 million for the six months ended June 30, 2008. SG&A represented 10.4% of revenues for the first six months of 2009 compared to 9.4% of revenues for the first six months of 2008.

        Depreciation and Amortization Expense.    Depreciation and amortization expense increased by $10.9 million, or 41.4%, to $37.2 million for the six months ended June 30, 2009, from $26.3 million for the six months ended June 30, 2008. The increase is primarily the result of amortization expense associated with the sale of multi-client seismic data in the first half of 2009, which increased by $5.8 million from $1.1 million for the six months ended June 30, 2008, and depreciation expense associated with capital assets acquired in the first half of 2008. Gross fixed assets increased from $241.3 million on June 30, 2008 to $267.8 million on June 30, 2009, an increase of 11.0% during the six months ended June 30, 2009, primarily due to the purchase of new equipment. The net book value of our multi-client seismic data library increased from $8.2 million on June 30, 2008 to $14.2 million on June 30, 2009 or an increase of 73.2%.

        Interest Expense, Net.    Interest expense, net, decreased by $3.4 million, or 27.6%, to $8.9 million for the six months ended June 30, 2009, from $12.3 million for the six months ended June 30, 2008. The reduction in interest expense is primarily due to the capitalized debt issuance costs associated with our secured credit facility that were expensed when the facility was refinanced in January 2008, and lower interest rates in the first half of 2009 as compared to the same period in 2008. Borrowing costs under the term portion of our secured credit facilities were $6.1 million for the six month ended June 30, 2009, compared to borrowing costs of $7.0 million for the term portion of our secured credit facilities for the same period of 2008.

        Other Income (Expense), Net.    Other income, net, increased by $1.8 million to $1.2 million for the six months ended June 30, 2009 from an expense of $0.6 million for the six months ended June 30, 2008. The increase was primarily the result of a unrealized gain of $0.4 million on the carrying value of the interest rate hedge held as a requirement of our secured credit facility.

        Income Tax Expense (Benefit).    For the six months ended June 30, 2009 we had an income tax benefit of $2.5 million compared to an expense of $1.6 million for the six months ended June 30, 2008.

Year Ended December 31, 2008 Compared to Year Ended December 31, 2007

  Revenues

	Year Ended December 31,
	2007		2008
	(in millions, except percentages)
Seismic data services	$225.7	100%	$351.3	93%
Multi-client services	0	0	25.0	7

Total	$225.7	100%	$376.3	100%

        We recorded revenues of $376.3 million for the year ended December 31, 2008 compared to $225.7 million for the year ended December 31, 2007, an increase of $150.6 million, or 66.7%. The increase is due to the iniation of multi-client services in 2008.

        We recorded revenues from seismic data services of $351.3 million for the year ended December 31, 2008 compared to $225.7 million for the year ended December 31, 2007, an increase of $125.6 million, or 55.6%. The change is primarily the result of our increased crew count for several new projects in Latin America and the Middle East, several marine contracts and the Weinman Acquisition.

        We recorded revenues from multi-client services of $25.0 million for the year ended December 31, 2008. We began our first multi-client survey in February 2008. Prior to that time, none of our revenues came from our multi-client services.

        Operating Expenses.    Operating expenses, excluding depreciation and amortization, increased by $90.5 million, or 57.9%, to $246.7 million for the year ended December 31, 2008 from $156.2 million for the year ended December 31, 2007. The change is primarily the result of our increased crew count and related expenses and additional expenses incurred in connection with the recent addition of our seismic data processing and multi-client library services in 2008.

        Selling, General and Administrative Expenses.    SG&A, excluding depreciation and amortization, increased by $11.1 million, or 62.0%, to $29.0 million for the year ended December 31, 2008 from $17.9 million for the year ended December 31, 2007. SG&A represented 7.7% of revenues in 2008 compared to 7.9% of revenues in 2007. SG&A expense increased due to the growth of our global operations, including an increase in administrative and support infrastructure for our projected expansion.

        Depreciation and Amortization Expense.    Depreciation and amortization expense increased by $40.6 million, or 121.9%, to $73.9 million for the year ended December 31, 2008 from $33.3 million for the year ended December 31, 2007. The increase is primarily the result of amortization expense associated with the sale of multi-client data for the year ended December 31, 2008, which increased to $19.1 from $0 for the year ended December 31, 2007. In addition, our fixed asset base increased as a result of our growth and the fact that assets acquired in 2007 contributed less than a full year of depreciation expense in 2007, while contributing a full year of expense in 2008. Gross fixed assets increased from $205.2 million on December 31, 2007 to $260.6 million on December 31, 2008, primarily due to the purchase of new equipment during the year ended December 31, 2008.

        Interest Expense, Net.    Interest expense, net, increased by $11.7 million or 109.3% to $22.4 million for the year ended December 31, 2008 from $10.7 million for the year ended December 31, 2007. The increase was primarily the result of enlarging our secured credit facility from $130 million to $170 million and the capitalized debt issuance costs associated with the original credit facility that were expensed when the credit facility was refinanced. In addition, the new secured credit facilities carried higher interest rates. Borrowing costs under the term portion of our secured credit facilities were

$13.6 million for the year ended December 31, 2008, compared to borrowing costs of $7.0 million for the year ended December 31, 2007.

        Other Expense, Net.    Other expense, net, increased by $6.0 million to $6.2 million for the year ended December 31, 2008 from $0.2 million for the year ended December 31, 2007. The increase was primarily the result of a foreign exchange loss.

        Income Tax Expense.    Income tax expense increased by $1.1 million, or 22.4%, to $6.0 million for the year ended December 31, 2008 from $4.9 million for the year ended December 31, 2007. The increase is mainly due to increased profitability in foreign tax jurisdictions and related withholding taxes.

Year Ended December 31, 2007 Compared to Year Ended December 31, 2006

        Revenues.    We recorded revenues of $225.7 million for the year ended December 31, 2007 compared to $83.6 million for the year ended December 31, 2006, an increase of $142.1 million, or 170.0%. All of our revenues in 2007 and 2006 were from seismic data services. The increase in revenues is primarily the result of two factors: increased crew count in 2007 and the contribution to revenues by crews launched in 2006 for a full year in 2007 compared to partial a year in 2006.

        Operating Expenses.    Operating expenses, excluding depreciation and amortization, increased by $101.3 million, or 184.5%, to $156.2 million for the year ended December 31, 2007, from $54.9 million for the year ended December 31, 2006. The increase is primarily the result of increased crew activity as described above.

        Selling, General and Administrative Expenses.    SG&A, excluding depreciation and amortization, increased by $9.1 million, or 103.4%, to $17.9 million for the year ended December 31, 2007 from $8.8 million for the year ended December 31, 2006. SG&A represented 7.9% of revenues in 2007 compared to 10.5% of revenues in 2006. The increase was primarily the result of hiring additional personnel and increasing the corporate infrastructure necessary to administer our operations.

        Depreciation and Amortization Expense.    Depreciation and amortization expense increased by $21.2 million, or 175.2%, to $33.3 million for the year ended December 31, 2007, from $12.1 million for the year ended December 31, 2006. The increase is primarily the result of the increased fixed asset base resulting from our growth and the fact that assets acquired in 2006 contributed less than a full year of depreciation expense in 2006 while contributing a full year of expense in 2007. Gross fixed assets increased from $113.2 million on December 31, 2006 to $205.2 million on December 31, 2007 primarily due to the purchase of new equipment.

        Interest Expense, Net.    Interest expense, net, increased by $6.9 million, to $10.7 million for the year ended December 31, 2007, from $3.8 million for the year ended December 31, 2006. The increase in interest expense is primarily the result of increasing debt in the form of term loans and capitalized debt issuance costs that were expensed when the previous loans were refinanced with the proceeds of our secured term loans.

        Other Expense, Net.    Other expense, net, increased by $107,949, to $233,423 for the year ended December 31, 2007 from $125,474 for the year ended December 31, 2006.

        Income Tax Expense.    Income tax expense increased by $3.0 million, to $4.9 million for the year ended December 31, 2007 from $1.9 million for the year ended December 31, 2006. The increase in effective tax rate to 67% is primarily the result of increases in non-deductible expenses, primarily per-diems paid in the U.S., and losses in a low-tax jurisdiction.

Results of Operations

Consolidated Results of Operations

        The following table sets forth our consolidated results of operations for the periods indicated.

	Year Ended December 31,			Six Months Ended June 30,
	2006	2007	2008	2008	2009
				(unaudited)
	(in millions)
Statement of Operations Information:
Revenues	$83.6	$225.7	$376.3	$173.7	$124.5
Expenses
Operating expenses (excluding depreciation and amortization)	54.9	156.2	246.7	114.0	74.3
Selling, general and administrative expenses (excluding depreciation and amortization)	8.8	17.9	29.0	16.4	13.0
Depreciation and amortization expense(1)	12.1	33.3	73.9	26.3	37.2
Interest expense, net	(3.8)	(10.7)	(22.4)	(12.3)	(8.9)
Other income (expense), net(2)	(0.1)	(0.2)	(6.2)	(0.6)	1.2
Income tax expense (benefit)	1.9	4.9	6.0	1.6	(2.5)

(1)
Does not include amortization of debt issuance costs included in interest expense (see our financial statements included in this prospectus for more information).

(2)
Includes unrealized gain (loss) on derivative instruments, foreign exchange gain (loss), and other income and gains and losses on assets.

Liquidity and Capital Resources

        Our primary sources of liquidity are cash generated by the seismic data services and multi-client services we provide to our clients, borrowings under our credit facilities and debt and equity financings. Our primary uses of capital include the acquisition of seismic data recording equipment, multi-client data library, seismic energy sources, vehicles and vessels, and other equipment needed to outfit new crews and to enhance the capabilities of and maintain existing crews. We also use capital to fund the working capital required to launch new crews and operate existing crews. Our cash position, consistent with our revenues, depends to a large extent on the level of demand for our services. We supplement cash from operations with borrowings under our revolving credit facility periodically from time to time as the need arise. The nature of our capital sources and uses is not expected to change during 2009.

        As of June 30, 2009, we had:

  •
  Undrawn borrowing capacity under our $30 million Revolving Credit Facility of $16.0 million;

  •
  Available cash and cash equivalents of $8.1 million; and

  •
  Total liquidity of $24.1 million.

        We are required to post letters of credit or performance bonds in connection with a number of our international seismic data acquisition contracts as security for our performance under those contracts. As of June 30, 2009, outstanding letters of credit equaled $4.2 million, all of which were issued under our Revolving Credit Facility.

        For purposes of local payroll and other operating expenses we typically maintain cash balances with local banks in many of the foreign jurisdictions in which we operate. In some jurisdictions, our ability to transfer such cash balances to our U.S. based banks can require a period of weeks, or even months, due to local banking and other regulatory requirements. We do not consider the cash balances maintained in such accounts to be material.

        The table below summarizes certain measures of liquidity and capital expenditures, as well as our sources of capital from internal and external sources, for the years ended December 31, 2006, 2007 and 2008 and the six months ended June 30, 2009 and June 30, 2008.

	Year Ended December 31,			Six Months Ended June 30,
	2006	2007	2008	2008	2009
				(unaudited)
	(in millions)
Financial Measure
Net cash provided by (used in) operating activities	$(0.0)	$13.0	$44.2	$5.5	$25.9
Net cash used in investing activities	(73.5)	(83.6)	(87.7)	(53.7)	(29.2)
Net cash provided by (used in) financing activities	104.8	51.0	57.1	45.2	(19.0)
Cash and cash equivalents	36.5	16.9	30.4	13.9	8.1
Capital expenditures	99.9	94.7	92.2	53.2	35.7

        Operating Activities.    We rely primarily on cash flows from operations for working capital for current and future operations. Net cash provided by operating activities totaled $25.9 million for the six months ended June 30, 2009, $44.2 million for the year ended December 31, 2008 and $13.0 million for the year ended December 31, 2007. The increase in operating cash flows for the year ended December 31, 2008 compared to the same period in 2007 was primarily the result of increases in revenues associated with our growth. This was somewhat offset by an increase in accounts receivable consistent with the increase in revenues.

        Investing Activities.    Cash used in investing activities totaled $29.2 million for the six months ended June 30, 2009, $87.7 million for the year ended December 31, 2008 and $83.6 million for the year ended December 31, 2007. Investing activities in 2007, 2008 and the six months ended June 30, 2009 consisted primarily of the acquisition of new seismic data recording equipment, seismic energy sources, vehicles and vessels, and other equipment needed to outfit new and existing crews. In addition, we financed $6.0 million and $3.4 million of equipment through capital leases in 2008 and 2007, respectively. These are included on our Statement of Cash Flows under Non-Cash Investing and Financing Activities. In 2008, we began building our multi-client seismic data library. We invested $28.2 million in our library in 2008 and $12.0 million in the first six months of 2009. We realized $5.9 million in proceeds in connection with an insurance claim in 2008.

        Investing activities in the remainder of 2009 are expected to consist primarily of investments in our multi-client seismic data library and equipment purchases.

        Financing Activities.    Cash used in financing activities was $19.0 million for the six months ended June 30, 2009, compared to $57.1 million in cash generated for the year ended December 31, 2008 and $51.0 million in cash generated for the year ended December 31, 2007. Financing activities in the six months ended June 30, 2009 consisted primarily of borrowings and repayments of loans under our revolving credit facility. Financing activities in 2008 and 2007 consisted primarily of proceeds of the term loans described below and from the sales of our Series A convertible preferred stock.

        We are party to a $150 million first lien credit agreement, dated January 16, 2008 (our "First Lien Credit Agreement"), with Credit Suisse Securities (USA) LLC ("Credit Suisse"), as administrative agent and collateral agent, and a $50 million second lien term loan facility, dated January 16, 2008 (our "Second Lien Credit Agreement"), with Credit Suisse, as administrative agent and collateral agent. We refer to our First Lien Credit Agreement and our Second Lien Credit Agreement collectively as our "Credit Facilities". Our First Lien Credit Agreement consists of a $120 million senior secured term loan facility (our "First Lien Term Loan Facility"), which matures on January 16, 2015, and a

$30 million senior secured revolving credit facility (our "Revolving Credit Facility"), which matures on January 16, 2014. Our Revolving Credit Facility also provides us with a sub-facility for letters of credit of up to $30 million less the amount of revolving loans then outstanding.

        Loans outstanding under our First Lien Term Loan Facility bear interest at a rate of LIBOR plus 4.75% or the prime rate plus 3.75%. Loans outstanding under our Revolving Credit Facility bear interest at a rate that declines from LIBOR plus 4.75% or the prime rate plus 3.75% based upon our leverage ratio, to a minimum level of LIBOR plus 3.50% or the prime rate plus 2.50%. Loans outstanding under our Second Lien Credit Agreement bear interest at a rate of LIBOR plus 8.50% or the prime rate plus 7.50%.

        As partial consideration for the Weinman Acquisition, on December 10, 2008 we issued our unsecured promissory notes (the "Weinman Notes") in the aggregate principal amount of $6.6 million and $5.4 million to the former stockholders of Weinman. The Weinman Notes bore a per annum interest rate equal to 8%. On June 15, 2009, we converted $8 million in aggregate principal amount of the Weinman Notes into             shares of our common stock. In the third quarter of 2009 we paid the remaining balance of the Weinman Notes in full.

        The repurchase for $103.7 million and $25.6 million of our common stock in 2007 and 2006, respectively, was effected in connection with the investment by affiliates of Kelso & Company, L.P. in the company.

        On February 13, 2008, we entered into a construction loan with Citibank, N.A. for the financing of our Missouri City headquarters facility. On August 28, 2009 we amended the construction loan agreement to reduce the borrowed amount to $5.4 million, and extend the maturity date to July 31, 2019. Borrowings under the construction loan bear interest at a per annum rate of 2% plus the 10-year U.S. Treasury note rate. All our obligations under the construction loan are secured by a first lien mortgage on this facility.

        We have a variety of capital leases and notes payable outstanding that are customary in our industry. Our estimated total future minimum lease payments under capital leases as of June 30, 2009 were $4.2 million.

        We are party to an agreement with one of our former officers that entitles the former officer to put shares of common stock owned by him to us at a sale price of $            per share. In the second quarter of 2009, he exercised his option to put             shares of common stock to us, for which we paid an aggregate of $1.25 million in the third quarter. The former officer has an option to put            additional shares of common stock to us in the second quarter of 2010, for aggregate consideration of up to $1.25 million, and an option to put his remaining shares of common stock under this agreement in the second quarter of 2011 for aggregate consideration of up to $701,910. This put right terminates upon the closing of this initial public offering. See "Certain Relationships and Related Transactions."

        Capital Expenditures.    Capital expenditures for the six months ended June 30, 2009 and the years ended December 31, 2008 and 2007 were $35.7 million, $99.9 million and $94.7 million, respectively. We expect to make additional capital expenditures during 2009 of approximately $30.0 million. The six months ended June 30, 2009 and the year ended December 31, 2008 included investments in our multi-client seismic data library of $12.0 and $28.2 million, respectively.

        Under our First Lien Credit Agreement, we may not incur capital expenditures in excess of $110 million in 2009 and $90 million in each year thereafter. However, to the extent our aggregate capital expenditures in any year are less than that permitted, the terms of our First Lien Credit Agreement permit us to add the unused portion of such permitted capital expenditures to the maximum amount of capital expenditures permitted for the immediately following year. We expect our aggregate permitted capital expenditures for 2010 to be limited to a maximum $140.0 million as a result of the roll forward of approximately $50.0 million, the unused portion of our 2009 permitted capital expenditures.

        We have a capital expenditure budget of $60.0 million for the year ending December 31, 2009: $7.2 million for equipment upgrades for existing crews; $10.5 million for construction of our new corporate headquarters; and $42.3 million for our multi-client seismic data library. Our capital budget is $90.0 million for the year ended December 31, 2010. Of this total, we expect to invest $60 million in developing our multi-client seismic data library and $30 million in property, plant and equipment. Of the $30 million, $10 million is expected to go to expenditures necessary to maintain our facilities and equipment, and the remaining $20 million is expected to be invested in equipment.

        We continuously reevaluate our capital budget based on market conditions and other factors and may defer or accelerate capital expenditures depending on market conditions or our ability to obtain capital on attractive terms. Depending on the market demand for seismic services or other growth opportunities that may arise, we may require additional debt or equity financing. Over the last year there has been extreme volatility and disruption in the equity and debt markets. While these market conditions persist, our ability to access the equity and debt markets may be adversely affected, and we may not be able to obtain such financing or to obtain such financing on terms that are attractive to us.

        We believe that our current working capital, projected cash flow from operations, and available capacity under our revolving credit facility will be sufficient to meet our capital requirements for our existing operations for the next 12 months. Although we expect to continue generating positive cash flow from our operations, events beyond our control may affect our financial condition or results of operations. These events include, but are not limited to, a significant drop in oil and gas prices and a corresponding drop in demand for our services.

Contractual Obligations

        The following table summarizes the payments due in specific periods related to our contractual obligations as of June 30, 2009:

	Payments Due by Period
	Total	Within 1 Year	1-3 Years	3-5 Years	After 5 Years
	(in millions)
Debt obligations	$183.4	$6.5	$2.4	$12.2	$162.3
Capital lease obligations	3.9	3.3	0.6	0.0	0.0
Operating lease obligations(1)	30.7	21.5	8.8	0.4	0.0

Total	$218.0	$31.3	$11.8	$12.6	$162.3

(1)
Includes minimum obligations for leased marine vessels.

Off Balance Sheet Arrangements

        We do not currently have any off balance sheet arrangements.

New Accounting Pronouncements

        In June 2008, the Financial Accounting Standards Board ("FASB") issued Staff Position ("FSP") No. EITF 03-6-1, "Determining Whether Instruments Granted in Share-Based Payment Transactions Are Participating Securities." This FSP states that unvested share-based payment awards that contain non-forfeitable rights to dividends or dividend equivalents (whether paid or unpaid) are participating securities and shall be included in the computation of earnings per share pursuant to the two-class method. FSP EITF No. 03-6-1 is effective for financial statements issued for fiscal years beginning after December 15, 2008, and interim periods within those years. We adopted FSP EITF No. 03-6-1 effective

January 1, 2009. All prior-period earnings per share ("EPS") data presented have been adjusted retrospectively (including interim financial statements, summaries of earnings, and selected financial data) to conform to the provisions of this Staff Position. The implementation of this standard did not have a material effect on our consolidated financial position and results of operations.

        In March 2008, the FASB issued SFAS No. 161, "Disclosures about Derivative Instruments and Hedging Activities—an amendment of FASB Statement No. 133." SFAS No. 161 requires enhanced disclosures about our derivative and hedging activities. This statement is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008. We adopted SFAS No. 161 on January 1, 2009. The implementation of this standard did not have a material effect on our consolidated financial position and results of operations.

        In May 2009, the FASB issued FAS No. 165, "Subsequent Events." FAS No. 165 defines subsequent events as events or transactions that occur after the balance sheet date, but before the financial statements are issued. It defines two types of subsequent events: recognized subsequent events, which provide additional evidence about conditions that existed at the balance sheet date, and non-recognized subsequent events, which provide evidence about conditions that did not exist at the balance sheet date, but arose before the financial statements were issued. Recognized subsequent events are required to be recognized in the financial statements, and non-recognized subsequent events are required to be disclosed. The statement requires entities to disclose the date through which subsequent events have been evaluated, and the basis for that date. FAS No. 165 is consistent with current practice and does not have any impact on our results of operations, financial condition or liquidity. We evaluated all events and transactions after June 30, 2009 up through October 14, 2009, the date these financial statements were issued. During this period, the Company did not have any material recognizable subsequent events other than those disclosed in the notes to the financial pages.

        In June 2009, the FASB issued SFAS No. 168, "The FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles." SFAS No. 168 establishes the Codification as the source of authoritative U.S. GAAP and supersedes all non-SEC accounting and reporting standards. This standard is effective for interim and annual periods ending after September 15, 2009. The adoption of the standard will not have a material effect on our consolidated financial statements. The primary effect will be in the consolidated footnotes where references to U.S. GAAP and to new FASB pronouncements will be based on the sections of the code rather than to individual FASB standards.

Quantitative and Qualitative Disclosures about Market Risk

        The primary sources of market risk are the volatility of oil and gas prices and the concentration of our clients in the oil and gas industry. The volatility of oil and gas prices may have a positive or negative effect on demand and pricing for our services. The concentration of substantially all of our clients in the oil and gas industry may have a positive or negative effect on our exposure to credit risk since all of our clients are similarly affected by changes in industry and economic conditions.

        We regularly maintain deposits in our bank accounts in excess of the $250,000 guaranteed by the Federal Deposit Insurance Corporation. We are subject to market risk exposure related to changes in interest rates on our outstanding floating rate debt. Borrowings under our Credit Facilities bear floating-rate interest, at our option, based on LIBOR or the prime rate. On February 14, 2008, we increased our interest rate hedge, as required by our Credit Facilities, to $85 million (50% of the term loans). Going forward, this two-year interest rate hedge effectively caps the three-month LIBOR rate at 5.00% and sets the floor at 1.81%. We do not enter into interest rate hedges or other derivatives for speculative purposes. After giving effect to our interest rate hedge, a 50 basis point increase in the interest rates under our Credit Facilities would increase the borrowing cost of our debt outstanding at June 30, 2009 by approximately $0.9 million per year.

Client Credit Risk

        Financial instruments, which potentially subject us to concentration of credit risk, consist primarily of unsecured trade receivables. In the normal course of business, we provide credit terms to our clients. Accordingly, we perform ongoing credit evaluations of our clients and maintain allowances for possible losses.

Inflation

        To date, general inflationary trends have not had a material effect on our operating revenue or expenses.

Foreign Exchange

        We conduct business in many foreign countries. We are subject to foreign exchange risks because our contracts may, from time-to-time, be denominated in currencies other than the U.S. dollar while a significant portion of our operating expenses and income taxes accrue in other currencies. Movements in the exchange rates between the U.S. dollar and other currencies may adversely affect our financial results.

        Historically, we have not attempted to hedge foreign exchange risk. For the six months ended June 30, 2009, approximately 20% of our revenues was recorded in foreign currencies, and we recorded foreign exchange gains of $0.7 million, or 0.6% of revenues. In 2008, we recorded foreign exchange losses of $5.2 million, or 1.4% of revenues. Foreign exchange losses in previous years have been immaterial.

        We attempt to match our foreign currency revenues and expenses in order to balance our net position of receivables and payables in foreign currency. Nevertheless, during the past three years, foreign-denominated revenues have exceeded foreign-denominated payables primarily as a result of contract terms imposed on us by NOCs. It is likely that this will continue to be the case in the future.

BUSINESS

Our Company

        We provide an integrated suite of seismic data solutions to the global oil and gas industry, including our high resolution RG-3D Reservoir Grade™ ("RG3D") seismic solutions. Our seismic data solutions consist primarily of seismic data acquisition, processing and interpretation services. Through these services, we deliver data that enable the creation of high resolution images of the earth's subsurface and reveal complex structural and stratigraphic details. These images are used primarily by oil and gas companies to identify geologic structures favorable to the accumulation of hydrocarbons, to reduce risk associated with oil and gas exploration, to optimize well completion techniques and to monitor changes in hydrocarbon reservoirs. We integrate seismic survey design, data acquisition, processing and interpretation to deliver enhanced services to our clients. In addition, we own and market a growing seismic data library and license this data to clients on a non-exclusive basis.

        Our seismic solutions are used by many of the world's largest and most technically advanced oil and gas exploration and production companies, including national oil companies ("NOCs") such as Oil and Natural Gas Corporation Limited ("ONGC") and Petróleos Mexicanos ("Pemex"), major integrated oil and gas companies ("IOCs") such as BP p.l.c. ("BP"), ConocoPhillips Company ("ConocoPhillips") and Exxon Mobil Corporation ("ExxonMobil"), and independent oil and gas exploration and production companies such as Anadarko Petroleum Corporation ("Anadarko"), Apache Corporation, Chesapeake Energy Corporation ("Chesapeake") and Southwestern Energy Company.

        We provide seismic data acquisition for land, transition zone and shallow marine areas, including challenging environments such as marsh, forest, jungle, arctic, mountain and desert. We have significant operational experience in most of the major U.S. shale plays, including the Haynesville, Barnett, Fayetteville, Eagle Ford and Woodford trends, where our high resolution RG3D seismic solutions are particularly well-suited.

        Our operations management team has extensive industry experience, having served in senior leadership roles with Petroleum Geo-Services ASA ("PGS"), Compagnie Générale de Géophysique—Veritas ("CGGVeritas"), Western Geophysical and its successor, WesternGeco, a business unit of Schlumberger Limited. Our Chief Executive Officer, Richard Degner, was President of PGS Onshore Inc., a division of PGS, and has over 20 years of seismic data industry experience. Our operations management team has operated in over 60 countries, and has developed long-term client relationships around the world.

        We currently own, or operate under long-term leases, approximately 150,000 recording channels. Our recording channels and systems operate on a common technology platform which provides operational scalability and efficiency. This operational scalability and efficiency enables us to execute on large and technologically complex projects. For example, we are currently working for a major IOC on what we believe to be the largest and one of the most technologically complex land seismic data acquisition projects undertaken to date involving the deployment of over 100,000 recording channels.

        For the twelve months ending June 30, 2009, we had revenues of $327.1 million and EBITDA of $90.5 million. See "Summary Historical and Pro Forma Financial Information" below for a definition of EBITDA and for a reconciliation of EBITDA to net income.

Our Strengths

        We believe that the following strengths provide us with significant competitive advantages:

Our high resolution RG3D seismic solutions

        As a result of our extensive experience designing and implementing seismic data acquisition programs in a variety of environments, and our use of the latest technologies available in the industry, we provide our clients with seismic data that is higher resolution than the traditional 3D seismic data provided by many of our competitors. We have sourced a common technology platform and configured its design in order to perform high channel count seismic data acquisition projects which increase the resolution, or "trace density", and other advanced attributes of the data. We believe our high resolution RG3D seismic solutions can help our clients more effectively find and develop oil and gas reserves.

International footprint with extensive experience operating in challenging environments

        We operate globally in many challenging environments including marsh, forest, jungle, arctic, mountain and desert. Our recent experience includes executing on projects in Mexico, Colombia, Argentina, Chile, Peru, Georgia, Uganda, Algeria, Iraq, Oman and India. In addition, our operations management team has experience operating in over 60 countries. To further extend our footprint and complement our skills, we selectively engage in strategic alliances with foreign partners that enhance our relationships with regional clients, offer commercial and regulatory guidance and provide access to local facilities, equipment and personnel.

Operational efficiency and flexibility

        We manage our crews and projects with a focus on improved efficiency so that our projects may be completed in less time and at a lower cost, thereby improving our margins. The equipment we employ is an important factor in our success, as our common platform allows us to easily and efficiently allocate components and people to meet specific project objectives while also maximizing utilization. Our operational flexibility also allows us to reallocate our equipment and crews across our global operations in response to our business or client needs. In addition, our integrated product offering provides us with flexibility to be responsive to our clients' specific needs. For example, on a recent project in Algeria for BP, we successfully deployed our advanced processing services directly in the field thereby reducing the time required to deliver processed seismic data and allowing acceleration of field development.

Blue chip client base

        We have long-standing relationships with blue chip clients including NOCs such as ONGC and Pemex and major IOCs such as BP, ConocoPhillips and ExxonMobil. Together, our NOC and IOC clients represented 63% of our revenues for the six months ended June 30, 2009. Historically, these companies have a greater ability to maintain spending throughout the commodity cycle, which helps provide us with a more stable level of demand for our services.

Strong operations management team with extensive industry experience and relationships

        Our operations management team averages more than 25 years of industry experience, having served in a variety of roles and senior positions at other seismic companies, including PGS, CGGVeritas, Western Geophysical and its successor, WesternGeco. We believe that the knowledge base, experience and relationships that our management team has extends our operating capabilities, improves the quality of our services, facilitates access to clients and underlies our strong reputation in the industry.

Our Strategies

        We intend to continue to use our competitive strengths to advance our corporate strategy. The following are key elements of that strategy:

Continue to advance our high resolution RG3D seismic solutions

        We intend to continue providing our clients with what we believe to be industry-leading, high resolution seismic technology and processing. We believe that our ability to help our clients make more informed decisions regarding their exploration and development programs makes our service more competitive versus our peers. We are committed to providing our clients the most advanced technologies in the market and have made recent investments in advanced seismic technology such as multi-component recording equipment which provides additional information compared to standard, single component recording channels. We will also continue to develop and expand our processing and interpretation capabilities, which we believe benefits both our data acquisition and multi-client seismic solutions businesses.

Enhance and expand client relationships

        We intend to continue enhancing our long-standing relationships with our existing clients by seeking to perform services for them in new geographic regions, as well as by continuing to provide the latest technologies and an integrated suite of services. For example, BP awarded us a high resolution seismic project in Algeria after we successfully completed a project for them in Oman. Additionally, we intend to build relationships with new clients through our reputation for high quality services, operational flexibility and our ability to provide higher-end integrated service offerings throughout the world.

Expand our multi-client seismic data library

        We intend to continue investing in seismic data surveys for our multi-client seismic data library. Our focus is on oil and gas basins that our clients believe have the highest potential for development. For example, we recently completed a multi-client seismic shoot in the southwestern U.S. that was sponsored by Anadarko, Chesapeake, Marathon Oil Corporation and others. We also recently launched multi-client programs in the Haynesville and Eagle Ford shale plays. We target pre-commitments from our clients of approximately 80% of our expected investment in connection with our multi-client seismic projects to minimize risks of the projects. To date, we have exceeded our targeted level of pre-commitments.

Expand our marine services operations

        We plan to increase our use of ocean bottom cable and other seafloor recording technologies to extend the application of our high resolution RG3D seismic solutions further into the deep water environment. We are developing equipment that combines seismic sensors and data recording technology in a manner that does not require cabling or an external power source. We believe this technology will allow us to extend our high resolution solutions into the deep water environment.

Attract and retain talented, experienced employees

        Our senior management and employees have an established track record of successfully executing seismic data projects. As we have done since inception, we intend to continue hiring industry experts with a broad experience base and extensive client relationships. We believe this valuable mix of skills and relationships will continue to improve our service offerings and facilitate our continued growth.

Industry Overview

        Seismic data is acquired by introducing acoustic energy into the earth through controlled seismic energy sources. Seismic energy sources can consist of truck mounted vibration equipment in accessible terrain, explosives such as dynamite in more difficult terrain, or boat mounted air guns in shallow water and marine areas. In environments requiring the use of explosives, shot holes are drilled to the necessary depth and an explosive charge is placed securely in the hole. Vibroseis is a method used to propagate energy signals into the earth over an extended period of time as opposed to the near instantaneous energy provided by impulsive sources such as dynamite. The sound waves created by vibration equipment or dynamite are reflected back to the surface and collected by seismic sensors referred to as "geophones", which measure ground displacement, or "hydrophones", which measure pressure waves in marine environments. One or more strategically positioned seismic sensors are connected to a recording channel which transmits the data to a central recording location. Generally speaking, the higher the number of recording channels employed in a given survey, the richer the data set that is produced. A typical project, which in our industry is referred to as a "shoot" or a "seismic shoot", involves the use of thousands, and sometimes tens of thousands, of channels recording simultaneously over the survey area. Seismic data is used to pinpoint and determine the locations of subsurface features favorable for the collection of hydrocarbons, as well as define the make-up of the sedimentary rock layers and their corresponding fluids.

        A seismic survey is acquired with a surface geometry—a grid of seismic energy sources and receivers extending over very large areas. The size of this grid varies with and depends on the size, depth and geophysical characteristics of the target to be imaged. The lines must be accurately positioned, so the location of each source and receiver point is obtained using either GPS, inertial, or conventional optical survey methods depending upon the vegetation and environment in the prospect area. Seismic receivers and cables are deployed on the surface of the area being surveyed at regular intervals and patterns to measure, digitize and transmit reflected seismic energy to a set of specialized recording instruments located at a central location. The transportation of cables, geophones and field recording equipment can be by truck, boat or helicopter depending upon the terrain and environment within the area to be imaged.

        Two-dimensional ("2D") seismic data is recorded using straight lines of receivers crossing the earth's surface, and once processed, allowing geophysicists to only see a profile of the earth. Commercial development of three-dimensional ("3D") imaging technology began in the early 1980s and was a significant milestone for the industry. 2D seismic data surveys are generally used only to identify gross structural features; 3D seismic data surveys, which provide information continuously through the subsurface volume within the bounds of a survey, have proven effective in providing detailed views of subsurface structures. The increased use of 3D seismic data by the oil and gas industry in the 1980s helped drive significant increases in drilling success rates as better data quality allowed operators to optimize well locations and results. While prior to 1980 all seismic data acquired was 2D, today the vast majority of seismic data acquired is 3D, of which high density 3D is a growing component.

        More recently the industry has seen the development of four-dimensional ("4D") imaging technology. Also known as time lapse seismic, 4D seismic data incorporates numerous 3D seismic surveys over the same reservoir at specified intervals of time. 4D seismic data is a production tool that can help determine changes in flow, pressure and saturation. By scanning a reservoir over a given period of time, the flow of the hydrocarbons within can be traced and better understood. This is beneficial because, as hydrocarbons are depleted from a field, the pressure and composition of the fluids may change. Additionally, 4D seismic data can help geologists understand how a reservoir reacts to gas injection or water flooding and can help locate untapped pockets of oil or gas within the reservoir.

        Multi-component recording equipment outlines both compressional and shear waves given off by a seismic source. The additional data collected through multi-component recording equipment helps to provide geologists and geophysicists a greater understanding of the properties of subsurface structures.

        Seismic data processing operations use complex mathematical algorithms to transform seismic data acquired in the field into 2D profiles, or 3D volumes of the earth's subsurface or 4D time-lapse seismic data. These images are then interpreted by geophysicists and geologists for use by oil and gas companies in evaluating prospective areas, selecting drilling sites and managing producing reservoirs.

        Seismic data acquisition can be further delineated by the environment of operation as set forth below:

Land seismic data acquisition

        For land applications, geophones are buried, or partially buried, to ensure good coupling with the surface and to reduce wind noise. Burying geophones in the ground is a manual process and may involve anywhere from a few to more than 100 people depending on the size of the seismic crew and the terrain involved. Cables that connect the geophones to the recording system may also be deployed manually, or in some cases, automatically from a vehicle depending on the terrain. The acoustic source for land seismic data acquisition is typically a fleet of large hydraulic vibrator trucks, but may also be explosives detonated in holes drilled for such purposes.

        On a typical land seismic survey, the seismic recording crew is supported by a surveying crew and a drilling crew. The surveying crew lays out the receiver locations to be recorded and, in a survey using an explosive source, identifies the sites which the drilling crew creates for the explosive charges that produce the necessary acoustical impulse. In other surveys a mechanical vibrating unit, such as a vibrator truck, is used as the seismic energy source. The seismic crew lays out the geophones and recording instruments, directs shooting operations and records the acoustical signal reflected from subsurface strata. A fully staffed seismic land crew typically consists of at least one party manager, one instrument operator, head linesman and crew laborers. The number of individuals on each crew is dependent upon the size and nature of the seismic survey.

Transition zone seismic data acquisition

        In the transition zone area where land and water come together, elements of both land data acquisition and shallow marine data acquisition are employed. Transition zone seismic data acquisition is similar to ocean bottom cable applications in that both hydrophones and geophones are lowered to the ocean floor. However, due to the shallow water depth, only small vessels and manual labor can be used to deploy and retrieve the cables. Additionally, the source vessels and source arrays must be configured to run in shallower water. In transition zone areas consisting of swamps and marshes, explosives must be used as an acoustic source in addition to air guns. Our equipment allows us to record a seamless line from land, through the transition zone, and into the shallow marine environment.

Marine seismic data acquisition

        In deep water environments, large ships typically tow streamer arrays that contain the sensors used to acquire seismic data. In shallow water, the ocean bottom cable method, where cables with attached geophones and hydrophones are placed directly on the bottom, is more common due to superior data quality and the ability of the smaller ships to get into shallower water. In both cases, high-pressure air gun arrays serve as the seismic energy source. We currently perform shallow marine surveys in water depths up to approximately 200 feet. We do not participate in towed streamer acquisition.

        We believe the following industry trends should benefit our business and provide the basis for our long-term growth:

Demand for new energy resources combined with increasing difficulty of locating and producing new oil reserves

        According to the International Energy Agency, worldwide oil demand is expected to grow by approximately 25% from 2007 to 2030. To meet growing world demand and to offset steep decline rates from existing proved oil resources, significant quantities of new oil reserves must be discovered. Accordingly, exploration and production companies are increasingly required to access reservoirs that are typically smaller, deeper or have other complex characteristics. In addition, existing fields which have previously been shot with older technologies are being re-shot with newer, high resolution seismic technology in connection with efforts to increase their production.

Increased industry focus on unconventional plays, including natural gas shales in North America and internationally

        Technical advances in horizontal drilling and new well completion techniques have greatly enhanced the ability of oil and gas companies to produce natural gas from unconventional resources such as natural gas shales. As a result, domestic shale gas resources have become a significant contributor to recent increases in U.S. natural gas reserves. Using the experience derived from the development of domestic shales, exploration and production companies have also begun to focus on shale gas resources on a global scale. Because many of these resources are located in areas that have not experienced significant historical oil and gas production, large amounts of new seismic data will be required as companies delineate the extent of shales and evaluate drilling inventories and leasing opportunities. High resolution 3D seismic data, such as that obtained through our RG3D seismic solutions, is also commonly used to formulate and implement completion techniques in shale gas reservoirs.

Significant advances in seismic data technologies

        We believe that recent advances in seismic data equipment, technologies and processing capabilities, such as those that enable our high resolution RG3D seismic solutions, have improved not only the efficiency of seismic data acquisition but also the usefulness of the data provided. We believe that demand for our services will increase as clients become familiar with the benefits of more advanced seismic technologies, including higher density 3D and multi-component seismic data which uses multiple geophones or accelerometers to record all components of reflected acoustic energy. While seismic data historically has been used solely as an exploration tool, higher resolution seismic images are now used in applications such as formulating well completion techniques and for time-lapse reservoir monitoring, which is commonly referred to as four-dimensional seismic data.

Large NOCs and IOCs have maintained higher levels of exploration and production capital expenditures

        Despite the industry downturn beginning in late 2008, many large and well capitalized oil and gas companies have continued to maintain high levels of capital spending. Because large oil and gas development projects can take several years before a field is productive, many large companies take a longer term view of commodity prices in setting capital budgets. For the six months ended June 30, 2009, our NOC and IOC clients represented 63% of our revenues.

Overview of Our Operations

Seismic Data Services

        We provide our clients seismic data acquisition, processing and interpretation services. For our seismic data acquisition services, our clients typically request a bid for a seismic survey based on their survey design specifications. In some cases, we are shown a prospect area and asked to propose and bid on a survey of our own design. In other cases, we may be able to propose modifications in the process or scope of a proposed project in ways intended to create value, in which case we are able to propose and bid on an alternative survey design. Once the scope of the work is defined, either we or the client will undertake to obtain the required land access consents and permits. Once the required consents and permits are obtained, we survey the prospect to determine where the energy sources and receivers would be best located. Our crews then place the geophones and energy sources into position, activate the energy sources, collect the data generated and deliver the data sets to the client. In some cases, data interpretation and processing is included in the total package bid, and in others it is bid separately. Where possible, we seek to combine our seismic data acquisition with processing and interpretation services. Throughout the entire process, we coordinate with our client in an effort to add value at each stage of seismic data acquisition, processing and interpretation. We believe that this integrated offering of seismic data services allows us to sell multiple or bundled services that offer our clients greater value and helps us to capture the highest available margins.

Multi-client Services

        We also offer seismic data acquisition services in a multi-client structure, which allows our clients to share the costs of seismic data acquisition. Our multi-client service projects differ from our seismic data service projects in that we set the specifications of the program (with some input from our clients), generally handle all aspects of the acquisition, from permits to processing, and maintain ownership of the seismic data and associated rights after the project is completed, including any revenue stream.

        We include the seismic data sets that we have acquired through our multi-client shoots in our seismic data library, from which we license seismic data sets to clients on a non-exclusive basis. Our seismic data licenses are typically transferable only under limited circumstances and only upon payment to us of a specified transfer fee. Substantially all costs directly incurred in acquiring, processing and otherwise completing seismic surveys are capitalized into the multi-client surveys. In addition to acquiring seismic data sets through our multi-client seismic shoots, in certain cases we will grant a non-exclusive license to a specific seismic data set to a client in exchange for ownership of complementary proprietary seismic data held by that client.

        We believe that offering seismic data acquisition services in a multi-client structure and licensing the data from our library is not only an effective business strategy in times of high capital spending, but also during times of industry-wide reductions in capital expenditures. The efficiencies we create by acquiring multi-client seismic surveys allow oil and gas exploration companies to acquire seismic data at a lower cost and with less risk. We avoid significant speculative risk by targeting pre-commitments of approximately 80% of our estimated investment.

Equipment Sourcing and Suppliers

        Our equipment can be divided generally into three categories: energy sources, such as vibrator trucks and airguns; receiving and recording equipment, such as geophones, recording channels and recording hardware; and boats, vehicles and other transportation equipment.

        Since 2005, we have assembled what we believe to be the largest inventory of seismic recording equipment among Western seismic companies. Our inventory includes 155,700 recording channels, 87 state-of-the-art ION AHV-IV vibrator energy sources and two marine source vessels and nine general purpose vessels, 24 shot-hole drills, five self-sufficient camps, and hundreds of light and heavy vehicles, all terrain vehicles and other equipment necessary to support our operations. We believe the equipment we have selected is an important factor in our success for several key reasons: new equipment is more reliable than the older equipment used by many of our competitors; our common platform allows us to easily and efficiently mix-and match components and people to tailor a crew to the specific objective of the project while maximizing utilization; and our latest-generation equipment combined with the large number of channels under our control allow us to design and record the increasingly high resolution surveys that our clients require.

        Although historically we owned substantially all of the equipment used in our operations, we currently own 97,700 recording channels and lease on a long-term basis 58,000 recording channels. In addition, from time to time we enter into short-term leasing and equipment sharing agreements with certain of our competitors. These arrangements allow us to cost effectively expand our access to required equipment and provides a revenue stream from our own equipment that would otherwise be idle.

        We purchase a majority of our recording equipment from Sercel, Inc., a leading manufacturer of geophysical recording equipment. Pursuant to a volume purchasing agreement, Sercel has agreed to provide us with most-favored client pricing on our recording equipment purchases. In addition, we obtain our seismic vibrator equipment from ION Geophysical Corporation.

Service Contracts

        Our seismic data acquisition contracts generally provide for payment for mobilization, data acquisition and demobilization. Mobilization payments are intended to cover, or partially offset, the costs of moving equipment and personnel to a new job location. Demobilization payments are intended to cover, or partially offset, the costs of returning equipment and personnel from the job location.

        Seismic data acquisition is generally paid for on either a turnkey or term rate (also referred to as "day-rate") basis, or on a combination of both methods. A turnkey contract provides for a fixed fee to be paid per square mile of data acquired. Term rate contracts provide for payments based on agreed rates per units of time, which are typically expressed in number of days. Our contracts generally contain provisions that require our clients to pay a standby rate for periods during which a project is delayed. However, these provisions may not cover all instances of delay, or may be limited in duration.

        Our contracts generally permit our clients to terminate a contract upon payment of approximately 80% of the full contract acquisition rates (term rate or turnkey) plus the demobilization fee for an early termination that occurs after we mobilize to the job. Our contracts generally provide for a lesser fee if a client elects to terminate before we have mobilized.

        Our international agreements generally require arbitration for contract dispute resolution. We endeavor to have these international arbitrations conducted in London under English law and in English. We are generally successful in obtaining such provisions, except in international contracts in Latin America which tend to require arbitrations in the local country in Spanish.

        Most of our contracts provide for payment in U.S. dollars. Often we elect to receive a portion of a contract payment in the local currency for use in paying local payroll and other local expenses.

Marketing

        Our seismic services are primarily marketed from our corporate headquarters. While we rely upon the traditional utilization of our key personnel in making sales calls, we also receive a significant amount of projects through word-of-mouth referrals and repeat client business. As our industry reputation continues to develop, we expect this and the reputation of our personnel to generate further business opportunities.

Competition

        Seismic data services for the oil and gas industry have historically been highly competitive. Success in marketing seismic services is based on several factors, including price, crew experience, equipment availability, technological expertise, reputation for quality and dependability.

        We consider our principal competitors in the seismic data services markets to be CGGVeritas, WesternGeco, PGS, Geokinetics Inc., Bureau of Geophysical Prospecting Limited (an affiliate of Chinese National Petroleum Corporation), Dawson Geophysical Company and TGC Industries, Inc. CGGVeritas, WesternGeco, Seitel Inc. and Geophysical Pursuit Inc. are our principal competitors in providing multi-client services.

Properties

        We own a building complex in the greater metropolitan Houston, Texas area that we use as our corporate headquarters. Our headquarters consists of office and warehouse space totaling over 107,000 square feet.

        We lease and operate seismic data acquisition and processing facilities in Dallas, Texas, Denver, Colorado and Mumbai, India. We also lease field offices in Columbia, Argentina and Algeria.

Legal Proceedings

        We are subject to periodic lawsuits, investigations and claims, including environmental claims and employee related matters, arising in the ordinary conduct of our business. Although we cannot predict with certainty the ultimate resolution of lawsuits, investigations and claims asserted against us, we do not believe that any currently pending legal proceedings to which we are a party will have a material adverse effect on our business, results of operations, cash flows or financial condition.

Employees

        As of June 30, 2009, we had approximately 1,300 employees serving in various capacities. None of our employees is party to a collective bargaining agreement. We consider our relationship with our employees to be good. In addition to our full-time employees, we hire project labor and staff for our crews from time to time and on an as-needed basis. Contract employees may range from 50 to 300 people for any particular project.

Operating Risks and Insurance

        Our operations involve the handling of hazardous materials and explosives and are conducted in a variety of challenging environments. As a result we could become subject to personal injury or real property damage claims. Although we maintain insurance which we consider to be adequate for our needs, our policies may not cover all claims. In addition, under certain circumstances we could become liable for the claims of the employees and agents of our clients injured while onsite during our seismic acquisition activities. Such claims may not be covered under the indemnification provisions in our general service agreements.

        We do not carry insurance against certain risks that we could experience, such as business interruption resulting from equipment maintenance or weather delays. We obtain insurance against certain property and personal casualty risks and other risks when such insurance is available and when our management considers it advisable to do so. Our general service agreements require us to have specific amounts of insurance. There can be no assurance, however, that any insurance obtained by us will be adequate to cover any losses or liabilities, or that this insurance will continue to be available or available on terms which are acceptable to us. Liabilities for which we are not insured, or which exceed the policy limits of our applicable insurance, could have a material adverse effect on us.

Regulation

        Our operations are subject to a variety of federal, state and local laws and regulations governing:

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  the protection of human health and safety and the environment;

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  the discharge of materials into the environment and disposal of hazardous materials;

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  the protection of archeological sites; and

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  the use of explosives.

        Violations of various statutory and regulatory programs that apply to our operations can result in administrative and civil penalties, remediation expenses, monetary damages, potential injunctions, cease and desist orders and criminal penalties. Some statutes impose joint and severally, strict liability, rendering a person liable for environmental and natural resource damage without regard to negligence or fault on the part of such person. We invest financial and managerial resources to comply with such laws and regulations and we believe that we are in compliance in all material respects with applicable environmental laws and regulations. Although such expenditures by us historically have not been significant, there can be no assurance that these laws and regulations will not change in the future or that we will not incur significant costs in the future performance of our operations.

Health, Safety, Environment and Quality Management System

        We developed our Health, Safety, Environment and Quality ("HSEQ") Management System in accordance with the guidelines of the International Association of Oil and Gas Producers ("OGP"), as set forth in OGP Report Number 210, "Guidelines for the Development and Application of Health, Safety and Environmental Management Systems". Our HSEQ Management System describes how we manage health and safety risk, process risk, environmental matters relating to our business, including the impact our operations may have on the communities in which we operate, and our relationships with customers, contractors and suppliers. We have designed our HSEQ Management System to complement our clients' HSEQ management systems so that we may achieve a seamless structure for managing projects.

        We implement our HSEQ Management System on three levels: (1) corporate, where we provide an overall structure for management and monitoring; (2) project, where we manage individual projects through site or crew specific HSEQ plans; and (3) workplace, where we implement our HSEQ plans in our offices through training, work instruction and direct communications. Our HSEQ Management System is compliant with the various international standards, including ISO 9001:2000, ISO 14001:2004 and OSHAS 18001.

MANAGEMENT

Executive Officers and Directors

        The following table sets forth certain information with respect to our executive officers and directors as of September 30, 2009.

Name	Age	Position(s)
Richard A. Degner	49	Chairman of the Board of Directors, President and Chief Executive Officer
P. Mathew Verghese	44	Senior Vice President and Chief Financial Officer
Alvin L. Thomas II	44	Senior Vice President, Secretary and General Counsel
Thomas J. Fleure	47	Senior Vice President, Geophysical Technology and Director
Kirk L. Girouard	57	Vice President, South America
Charles Yanez	55	Vice President, U.S. and Canada
Jeff M. Howell	51	Vice President, Health, Safety, Environment and Quality
Barry L. Weinman	61	President, Weinman GeoScience—Division
Lawrence M. Scott	50	Vice President, Marine
William Anthony Clark	49	Vice President, Multi-client Services
Damir S. Skerl	68	Director
Michael C. Forrest	76	Director
George E. Matelich	50	Director
Stanley de Jongh Osborne	37	Director

        Richard A. Degner founded our company in June 2003 and currently serves as our Chairman of the Board of Directors, President and Chief Executive Officer. Prior to founding the company, Mr. Degner served as President of PGS Onshore, Inc. from December 1999 to June 2003. Prior to joining PGS Onshore, Mr. Degner held various management positions during a 17-year career with Western Geophysical, including Vice President—Western Hemisphere Operations from January 1997 to September 1999. Mr. Degner received degrees in both Geophysical and Geological Engineering from the Colorado School of Mines and a Masters of Business Administration from Rice University.

        Mathew Verghese joined us in March 2009 as Senior Vice President and Chief Financial Officer. Prior to joining us, Mr. Verghese was a Senior Vice President in the Capital Markets Division at Lehman Brothers Inc. from April 2007 to September 2008 and with Barclays Capital, Inc. until December 2008. While at Lehman Brothers, he served as an Investment Manager and Chief Operating Officer of the Lehman Energy Fund, a principal investments group which specialized in debt and private equity investments to the energy sector. From June 2005 through 2007, Mr. Verghese was Chairman and Chief Executive Officer of LANNSYS Inc., a technology services firm, and he currently serves as the Chairman of its Board of Directors. Mr. Verghese served as President and Chief Executive Officer of EC Outlook, Inc. from October 2000 and until its acquisition by LANNSYS, and was formerly a partner at Arthur Andersen LLP, Chief Financial Officer of Andersen Business Consulting and head of its venture capital efforts in North America in its corporate development group and its alliances and partnerships organization. Mr. Verghese is past chairman of the Board of Advisors of the College of Technology at the University of Houston. He received a Bachelor of Business Administration from the University of Houston.

        Alvin L. Thomas II joined us in October 2008 as our Senior Vice President, Secretary and General Counsel. From October 1998 to October 2008, Mr. Thomas was an Executive Vice President and General Counsel of Synagro Technologies, Inc. Prior to that time, Mr. Thomas was an attorney with Fulbright and Jaworski, L.L.P., and, subsequent to that, with Littler Mendelson, LLP. Mr. Thomas received his law degree from the University of Pittsburgh School of Law and an LL.M. in Taxation from New York University Law School.

        Thomas J. Fleure joined us in August 2004 and currently serves as our Senior Vice President, Geophysical Technology. Mr. Fleure has been a director since December 2004. Prior to joining us, Mr. Fleure spent 21 years at Western Geophysical and its successor, WesternGeco, where he held several senior management positions in both technology and operations, including positions as InTouch Manager for Geophysics and Survey Evaluation and Design, Applied Technology Special Projects Manager, and Manager of Western Hemisphere Marine Operations. Mr. Fleure received a degree in Geophysical Engineering from the Colorado School of Mines.

        Kirk L. Girouard joined us in November 2004 as our Vice President, U.S. Operations, and currently serves as our Vice President, South America. From August 2003 to November 2004 Mr. Girouard worked with Omni Energy Services, both as an outside consultant and as part of the management team for Omni's aviation division. Mr. Girouard also served as Operations Manager for both United States Gulf Coast Operations and United States Land Seismic Operations and Manager of Project Development, Western Hemisphere at WesternGeco from May 2000 to June 2003. With the exception of a two year assignment as Operations Supervisor in Africa, Mr. Girouard spent the majority of his career from May 1980 to May 2000 managing Latin American seismic operations at Western Geophysical. Mr. Girouard received a Bachelor of Science in Mathematics from Lamar University.

        Charles Yanez joined us in September 2008, and has been Vice President, U.S. and Canada since then. From 1980 until September 2008 Mr. Yanez held senior management positions at WesternGeco and its predecessor. During that time, he held various positions within the company, including Party Manager, Operations Supervisor, Operations Manager and General Manager-Land & Transition Zone Multi-client Data, North America Shared Value Optimization and most recently as the North America Land and Transition Zone Operations Manager. Mr. Yanez received a Bachelor of Arts degree in Geology from Texas A&M University. He is an active member of the Society of Exploration Geophysicists, the Geophysical Society of Houston and the Coastal Bend Geophysical Society.

        Jeff M. Howell joined us in February 2005 as our Vice President, Health, Safety, Environment & Quality. From July 2003 to January 2005. Mr. Howell was the U.S. Land QHSE Manager and Training Coordinator for Schlumberger Oilfield Services. Mr. Howell began his career at Western Geophysical in 1982 and held numerous field and area management positions, including Director of Worldwide QHSE from March 1994 to June 2003.

        Barry L. Weinman joined us in June 2008 and serves as President of our Weinman GeoScience—Division. From 1983 to June 2008, Mr. Weinman served as the President of Weinman GeoScience, Inc. Mr. Weinman worked at Hunt Oil Company from 1980 to 1983 and as an interpretation geophysicist at Mobil Oil Corporation from 1975 to 1980. Mr. Weinman is past president of the Dallas Geophysical Society and for several years served on its executive committee. Mr. Weinman is a member of Society Exploration Geophysicists and American Association of Petroleum Geologists, and is a licensed Professional Geoscientist in the state of Texas. Mr. Weinman received a Bachelor's degree in Physics from the University of Maryland in 1974 and his Masters of Science degree in Geophysics from Pennsylvania State University.

        Lawrence M. Scott joined us in June 2007 and serves as our Vice President, Marine. Prior to joining us, Mr. Scott was President of Offshore Hydrocarbon Mapping Inc. and Vice President of OHM Ltd. from January 2005 until June 2007, where he was responsible for all sales, marketing and business development activities related to OHM's Controlled Source Electromagnetic services worldwide. From September 2003 to January 2005 OHM, Mr. Scott was Senior Vice President of Integrated Seismic Solutions for GXT Technology, and Vice President, Marine Acquisition for CGGVeritas from 2000 to 2003. Mr. Scott also worked at Western Geophysical from 1979 to 2000, holding various positions, including General Manager of Western Hemisphere Marine from 1996 to 1998 and General Manager of Eastern Hemisphere Marine from 1999 to 2000. Mr. Scott graduated from University of Texas with highest honors for his degree in Science and Humanities.

        William Anthony Clark joined us in October 2007 and serves as our Vice President, Multi-client Services. He also serves as President of WAC Consulting, Inc., a position he has held since June 2000. Mr. Clark worked for Seismic Exchange, Inc., a data library provider, and in 1995, founded Seismic Assistants, Inc., a provider of 3D speculation programs. Mr. Clark graduated from Mississippi State University with a Bachelor of Business Administration in Marketing, and has served on the Board of the College of Business and Industry at Mississippi State University since 2003.

        Damir S. Skerl joined us in June 2005 and serves as a member of our board of directors. Mr. Skerl currently serves as President of Skerl & Associates, LLC, an engineering consulting company, a position he has held since December 1998, and Chief Executive Officer and Chairman of the Board of Smart Drilling and Completion, Inc. ("SDCI"), positions he has held since March 2000. From August 1998 to December 1999, Mr. Skerl served as Senior Vice President, Oilfield Operations for Baker Hughes Inc. From December 1990 to August 1998, Mr. Skerl served as Executive Vice President of Western Atlas International, Inc., and also assumed additional responsibilities as President of Western Atlas Logging Services in August 1992 and Executive Vice President of Western Atlas, Inc. in August 1996. Prior to that time, Mr. Skerl worked at Western Geophysical, where he served as Senior Vice President of International Operations and as a technical manager of seismic data processing. Mr. Skerl is a director of PrimeGeoscience, Inc. Mr. Skerl received an engineering degree in Applied Geophysics and Geology of Mineral Resources from University of Zagreb, Croatia.

        Michael C. Forrest joined us in June 2005 and serves as a member of our board of directors. He currently serves as Chairman of the DHI (Direct Hydrocarbon Indicator) Interpretation and Risk Analysis Consortium sponsored by Rose & Associates, LLP, an oil and gas exploration and production risk management consulting firm. He also is currently a director of Society of Exploration Geophysicists Foundation. From June 1999 to June 2003, Mr. Forrest served as a director of Matador Petroleum, a private oil company. From March 1995 to June 1999, Mr. Forrest served as Vice Chairman and Chief Operating Officer and from June 1992 to March 1995 as Senior Vice President Business Development and Technology of Maxus Energy Corporation after Maxus was purchased by YPF of Argentina. Prior to that time, Mr. Forrest held a number of management positions with Shell Oil Company, including Exploration Manager, Alaska Division, General Manager Exploration, Shell Offshore (Gulf of Mexico) and President of Pecten International Company, a Shell U.S.A. subsidiary. Mr. Forrest received a degree in Geophysical Engineering from St. Louis University.

        George E. Matelich joined us in December 2006 and serves as a member of our board of directors. Mr. Matelich currently serves as a Managing Director of Kelso & Company, L.P. ("Kelso"). He joined Kelso in January 1985, after serving in the Mergers and Acquisitions and Corporate Finance groups at Lehman Brothers Kuhn Loeb from September 1982 to December 1984. From June 1978 to August 1980, Mr. Matelich was a consultant with Ernst & Whinney. He is a director of CVR Energy, Inc., Shelter Bay Energy Inc. and Waste Services, Inc., a Trustee of the University of Puget Sound and a member of the board of directors of the American Prairie Foundation. Mr. Matelich received a Bachelor of Business Administration, summa cum laude, from the University of Puget Sound and a Masters of Business Administration from the Stanford Graduate School of Business.

        Stanley de Jongh Osborne joined us in March 2007 and serves as a member of our board of directors. Mr. Osborne currently serves as a Managing Director of Kelso. Mr. Osborne joined Kelso in July 1998. He was an associate at Summit Partners from May 1996 to June 1998 and an associate in the private equity group and an analyst in the financial institutions group at J.P. Morgan & Co. from September 1993 to May 1996. Mr. Osborne is a director of CVR Energy, Inc., Custom Building Products, Inc., Shelter Bay Energy Inc. and Traxys s.a.r.l. Mr. Osborne received a Bachelors degree in Government from Dartmouth College.

Board of Directors

        In accordance with our bylaws and the laws of Delaware, our state of incorporation, our business and affairs are managed under the direction of our board of directors. Our board of directors generally meets on a quarterly basis to review any significant developments and to act on matters requiring board approval. Between regularly scheduled meetings, our board of directors may also hold special meetings, execute unanimous written consents, and participate in telephone conference calls.

        In connection with this offering we are adopting NYSE compliant charters for our Audit, Nominating and Corporate Governance and Compensation Committees, a Code of Business Conduct and Ethics and Corporate Governance Principles.

Director Independence

        It is the policy of our board of directors that a majority of the members of our board be independent of our management. Our board of directors has adopted Corporate Governance Principles which contain the following guidelines to assist our board in determining director independence in accordance with the applicable SEC and NYSE rules:

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  No director who is one of our employees or former employees, or whose immediate family member is one of our executive officers or former executive officers, shall be considered "independent" until three years after such employment has ended;

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  No director who is receiving, or in the last three years has received, or whose immediate family member is receiving, or in the last three years has received, more than $120,000 per year in direct compensation from us, other than fees received in such director's capacity as a member of the board or any board committee and pension payments or other forms of deferred compensation for prior service (provided such compensation is not contingent in any way on continued service) shall be considered "independent." Compensation received by an immediate family member for service as one of our non-executive employees need not be considered in determining independence;

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  No director who is, or in the past three years has been, affiliated with or employed by, or whose immediate family member is, or in the past three years has been, affiliated with or employed in a professional capacity by, one of our present or former internal auditors or independent auditing firms shall be considered "independent";

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  No director who is, or in the past three years has been, employed as, or whose immediate family member is, or in the past three years has been, employed as, an executive officer by any company for which any of our executive officers serves as a member of its compensation committee (or, in the absence of a compensation committee, the board committee performing equivalent functions, or, in the absence of such committee, the board) shall be considered "independent"; and

  •
  No director who is an executive officer or an employee, or whose immediate family member is an executive officer, of a company that makes payments to, or receives payments from us for property or services in an amount which, in any single fiscal year, exceeds the greater of $1,000,000 or 2% of such other company's consolidated gross revenue shall be considered "independent" until three years after such payments fall below such threshold.

        For purposes of determining director independence, an "immediate family member" includes a person's spouse, parents, children, siblings, mothers and fathers-in-law, sons and daughters-in-law, brothers and sisters-in-law, and anyone (other than domestic employees) who shares such person's home. When applying the three-year look-back provisions, an immediate family member does not include individuals who are no longer immediate family members as a result of legal separation or divorce, or those who have died or become incapacitated.

        Our board of directors has affirmatively determined that Messrs. Skerl, Forrest, Osborne and Matelich do not have any material relationships with us that may interfere with the exercise of their independence from management and are independent directors under applicable NYSE rules, SEC rules and in accordance with our Corporate Governance Principles. In making this determination, our board specifically reviewed our relationship with Messrs. Osborne and Matelich, each of whom are managing directors of Kelso, our largest stockholder. Under the NYSE rules a director's ownership of a significant amount of equity in a listed company does not prohibit a finding of independence. None of Messrs. Skerl, Forrest, Osborne, Matelich or Kelso have received any type of management, advisory or consulting fees during the period these individuals have served on our board. Our board believes that Messrs. Osborne's and Matelich's affiliation with a large stockholder enhances their ability to represent the interests of our other stockholders in any situation where the interests of management and the stockholders might differ. Based upon a review of the foregoing matters, our board determined that Messrs. Osborne and Matelich are independent.

Committees

Audit Committee

        The principal function of our audit committee will be to assist our board of directors in the areas of financial reporting and accounting integrity. Our audit committee will review our accounting and auditing procedures and financial reporting practices and will be responsible for the engagement of and overseeing all audit work conducted by our independent registered public accounting firm. Our audit committee will be governed by a charter that has been approved by our board of directors and which will be available on our website after the closing of this offering. Our audit committee will meet periodically with our management, internal auditor and our independent registered public accounting firm to review our financial information and systems of internal controls and ensure such parties are properly discharging their responsibilities. The independent registered public accounting firm will report directly to our audit committee and will annually meet with our audit committee without management representatives present. Our audit committee will have the authority to investigate any matters brought to its attention and to retain outside legal, accounting or other consultants if deemed necessary. Members of our audit committee may not simultaneously serve on the audit committee of more than two other public companies.

Nominating and Corporate Governance Committee

        The purpose of our nominating and corporate governance committee will be to:

  •
  identify and recommend to our board individuals qualified to be nominated for election to our board;

  •
  recommend to our board the members and chairperson for each board committee;

  •
  periodically review and assess our Corporate Governance Principles and our Code of Business Conduct and Ethics and make recommendations for changes thereto to our board;

  •
  oversee the annual self-evaluation of the performance of our board and the annual evaluation of our management; and

  •
  recommend to our board a successor to our Chief Executive Officer when a vacancy occurs.

Director Identification and Selection

        Our nominating and corporate governance committee will have established certain criteria it considers as guidelines in considering nominations to our board of directors. The criteria will include:

  •
  personal characteristics, including such matters as integrity, age, education, diversity of background and experience, absence of potential conflicts of interest with us or our operations, and the availability and willingness to devote sufficient time to the duties of being a director;

  •
  experience in corporate management, such as serving as an officer or former officer of a publicly held company;

  •
  experience in our industry and with relevant social policy concerns;

  •
  experience as a board member of another publicly held company;

  •
  academic expertise in an area of our operations; and

  •
  practical and mature business judgment.

        The criteria are not exhaustive and our nominating and corporate governance committee and our board of directors may consider other qualifications and attributes which they believe are appropriate in evaluating the ability of an individual to serve as a member of our board of directors. Our nominating and corporate governance committee's goal will be to assemble a board of directors that brings a variety of perspectives and skills derived from high quality business and professional experience. In order to ensure that the board consists of members with a variety of perspectives and skills, our nominating and corporate governance committee will not set any minimum qualifications and also considers candidates with appropriate non-business backgrounds. Other than ensuring that at least one member of our board is a financial expert and a majority of our board members meet all applicable independence requirements, our nominating and corporate governance committee will not have any specific skills that it believes are necessary for any individual director to possess. Instead, our nominating and corporate governance committee will evaluate potential nominees based on the contribution such nominee's background and skills could have upon the overall functioning of our board.

        Our board of directors believes that, based on our nominating and corporate governance committee's knowledge of our Corporate Governance Principles and the needs and qualifications of our board at any given time, our nominating and corporate governance committee will be best equipped to select nominees that will result in a well-qualified and well-rounded board of directors. In making its nominations, our nominating and corporate governance committee identifies nominees by first evaluating the current members of our board willing to continue their service. Current members with qualifications and skills that are consistent with our nominating and corporate governance committee's criteria for board service will be re-nominated. As to new candidates, our nominating and corporate governance committee will generally poll our board members and members of management for recommendations. Our nominating and corporate governance committee may also review the composition and qualification of the boards of directors of our competitors, and may seek input from industry experts or analysts. Our nominating and corporate governance committee will review the qualifications, experience and background of the candidates. Final candidates will be interviewed by the independent directors and executive management. In making its determinations, our nominating and corporate governance committee will evaluate each individual in the context of our board as a whole, with the objective of assembling a group that can best represent shareholder interests through the exercise of sound judgment. After review and deliberation of all feedback and data, our nominating and corporate governance committee will make its recommendation to our board of directors. Our nominating and corporate governance committee may in the future choose to engage third-party search firms in situations where particular qualifications are required or where existing contacts are not sufficient to identify an appropriate candidate. Our board of directors will adopt a written charter for our nominating and corporate governance committee which will be available on our website after the closing of this offering.

Compensation Committee

        The purpose of our compensation committee will be to develop and administer an overall compensation program designed to achieve our operating objectives and performance goals while properly blending it with the short- and long-term interests of our shareholders. Our compensation committee will annually review market and industry data to assess our competitive position with respect to each element of total compensation and to ensure the attraction, retention and appropriate reward to our Chief Executive Officer and other executive officers. In addition to the determination of annual base salaries, our compensation committee will be responsible for determining and recommending variable annual bonuses in the form of cash and/or equity awards. Currently, the variable portion of management's annual compensation package is based on certain performance related criteria for which our compensation committee is responsible for establishing and approving. In addition to the above, our compensation committee will have the following duties and responsibilities:

  •
  review, recommend, and discuss with management the compensation discussion and analysis section included in our annual proxy statement; and

  •
  prepare an annual report on executive compensation for inclusion in our annual proxy statement.

Compensation Committee Interlocks and Insider Participation

        None of our executive officers serves as a member of the board of directors or compensation committee of any entity that has one or more of its executive officers serving as a member of our board of directors or compensation committee.

Web Access

        We will provide access to current information relating to our corporate governance policies through our website at www.globalgeophysical.com, including a copy of each board committee charter, our Code of Conduct, our corporate governance guidelines and other matters affecting our governance principles. You may request paper copies of these documents free of charge by telephone at (713) 972-9200 or by mail to: Global Geophysical Services, Inc., 13927 South Gessner Road, Missouri City, Texas 77489, Attention: General Counsel.

COMPENSATION DISCUSSION AND ANALYSIS

Executive Compensation

        The following Compensation Discussion and Analysis provides information regarding the objectives and elements of our compensation philosophy, policies and practices with respect to the compensation of our executive officers who appear in the "Summary Compensation Table" below (referred to collectively throughout this section as our "named executive officers"). Unless we specify otherwise, all information in this Compensation Discussion and Analysis gives effect to the Stock Split and Conversions to occur immediately prior to the closing of this offering. Our named executive officers for the fiscal year ended December 31, 2008 were:

  •
  Richard A. Degner, President and Chief Executive Officer

  •
  Craig Lindberg, Senior Vice President and Chief Financial Officer (January 1, 2008—July 2, 2008)

  •
  Jerry D. Dresner, Interim Chief Financial Officer (beginning in October 2008)

  •
  Thomas J. Fleure, Senior Vice President, Geophysical Technology

  •
  Duncan W. Riley, Jr., Vice President, Business Administration

  •
  Lawrence M. Scott, Vice President, Marine

Objectives of Our Executive Compensation Program

        Our executive compensation philosophy is based on pay-for-performance and pay-equity. Accordingly, our executive compensation programs are designed to achieve the following objectives:

  •
  Attract and retain talented and experienced executives to lead our company.  In recent years, there has been strong demand for talented executives within the seismic services industry. Our overall compensation levels are targeted to attract the type of talent needed to achieve and maintain a leadership position in this highly competitive industry.

  •
  Align the interests of our executives with those of our stockholders.  We link a meaningful portion of compensation to the achievement of our short-term and long-term financial, operational and strategic goals by rewarding executive officers when stockholder value increases. To further align the interests of our executives with those of our stockholders, we provide a significant portion of compensation in the form of stock-based awards under our stock incentive plan (described below).

  •
  Foster a team approach to achievement of our business objectives.  We believe an environment that promotes collaboration will best ensure the achievement of our long-term success. Accordingly, we have an internal pay-equity practice that recognizes the importance of all employees and encourages collaboration in the achievement of our business objectives.

  •
  Drive core values.  We believe that our core values are a significant competitive advantage. Our compensation program is designed to be appealing to those executives and managers who share our values and to motivate and reward performance which supports our values.

        We also believe that:

  •
  Compensation programs should reflect our growth.  Over the past few years, we have been growing rapidly. As we grow, we adjust compensation levels to reflect our size and the increased complexity of our business.

  •
  Total compensation should reflect our performance.  We believe that a properly designed compensation program can substantially reinforce high performance. For this reason, our total compensation program is designed so that a significant amount of executive compensation is equity-based and therefore at risk.

  •
  Motivation stems from ownership.  We believe that the best way to inspire cost-consciousness, leadership and performance is by distributing ownership in the form of equity-based compensation throughout our ranks.

Compensation Committee

        Our compensation committee is responsible for establishing, implementing and monitoring our compensation programs, including those applicable to our named executive officers. In particular, the compensation committee's role is to oversee, on behalf of our board, our compensation and benefit plans and policies, administer our stock incentive plan (including reviewing and approving equity grants to directors and executive officers) and review and approve annually all compensation decisions relating to our named executive officers and other executive officers. The compensation committee meets at least annually to review executive compensation programs, approve compensation levels, review management performance and approve final executive bonus payments.

        The responsibilities of the compensation committee, acting on behalf of the board, include the following:

  •
  reviewing and approving our corporate goals and objectives relevant to executive compensation;

  •
  reviewing and approving the structure of our executive compensation program to ensure that it is appropriate to achieve our objectives of rewarding our executive officers appropriately for their contributions to our growth and profitability and our other goals and objectives;

  •
  determining and evaluating the total compensation of our Chief Executive Officer as well as each individual element to ensure that his compensation package is consistent with our corporate goals and objectives;

  •
  determining and evaluating (with input from our Chief Executive Officer) the total compensation of our executive officers and approving each individual element of their compensation;

  •
  based on its collective experience in our industry, assessing our position with respect to the compensation of our executive officers in order to ensure we are competitive with comparable public companies;

  •
  periodically evaluating the terms and administration of our annual and long-term incentive plans to assure that they are structured and administered in a manner consistent with our goals and objectives as to participation in such plans, corporate financial goals, actual awards paid to our executive officers and total funds reserved for payment under the compensation plans;

  •
  periodically evaluating (and approving any proposed amendments to) existing equity-based plans and evaluating and approving the adoption of any new equity-based plans and determining when it is necessary to modify, discontinue or supplement any plans or to obtain board or stockholder approval of amendments or adoptions;

  •
  periodically evaluating the compensation of our directors, including for service on committees of the board and making recommendations to the full board regarding any adjustments in director compensation that the compensation committee considers appropriate;

  •
  reviewing the sufficiency of the shares available for grant under our stock incentive plan, based on our goals for hiring, bonus and retention grants and assessing our competitive position with respect to the level of our equity compensation, vesting schedules and other terms with comparable public companies; and

  •
  preparing the "Report of the Compensation Committee" to be included in our proxy statement for our annual meeting of stockholders.

        For more information regarding our compensation committee, please refer to the Management section of this prospectus under the heading "Management—Committees—Compensation Committee."

Setting Executive Compensation

        While the compensation committee, based on its collective experience in the seismic industry, has a general understanding of the compensation practices of other similar companies and does consider general marketplace information when making compensation decisions, it has not, to date, utilized the services of a compensation consultant or done any formal benchmarking. The compensation committee also has not identified any particular peer group with which we compare ourselves when making compensation determinations.

Role of Executive Officers in the Compensation Process

        Historically, our President and Chief Executive Officer ("CEO") has been a member of our board and has participated in deliberations with our board and has been a member of our compensation committee and participated with the committee concerning senior executive officer compensation (other than his own). It is expected that going forward, our compensation committee will continue to solicit recommendations from our CEO with respect to compensation decisions affecting other members of our senior executive management team. In making compensation recommendations, our CEO relies on his many years of experience serving in the seismic service industry. No other executive officer assumes an active role in the evaluation, design or administration of our executive officer compensation program. Our CEO participates in all compensation committee meetings relating to executive compensation, other than those meetings, or portions thereof, that relate to his own compensation.

Executive Officer Compensation

Principal Components of Compensation of Our Named Executive Officers

        Historically, the compensation package offered to our executive officers, including our named executive officers, has consisted of:

  •
  Base salary.  Base salaries for our executive officers are designed to compensate the executive for the experience, education, personal qualities and other qualifications of that individual that are essential for the specific role the executive serves within our company, while remaining competitive with the market. This market consists of both the oilfield services industry and other service-based industries. We have historically set pay at levels that reflect the qualifications of the individuals and what we believe to be their competing opportunities in the market. Base salaries are generally reviewed on an annual basis, considering various factors, such as (i) the executive's individual performance, (ii) the performance of the executive's division, (iii) our company-wide performance, (iv) the executive's experience and expertise, (v) the executive's position and job responsibility, (vi) the executive's years of service with us and (vii) the average base pay level for similar positions within our company. The weight given to each of these factors varies and the compensation committee exercises subjective judgment when making salary recommendations with respect to our executive officers;

  •
  Cash bonus compensation.  We believe that, in addition to subjective individual performance and achievement, executives' cash bonuses should reflect the success of the company in achieving short-term corporate goals as well as the ongoing enhancement of stockholder value. Accordingly, the compensation committee considers the company's overall performance each year when making discretionary decisions related to annual cash bonuses and other compensation matters. However, the compensation committee does not set specific formulaic goals prior to the commencement of the year or assign a relative weight to any particular goal in evaluating performance. Likewise, it does not assign target awards or maximum award levels;

  •
  Equity compensation.  A key objective of our compensation program is to encourage loyalty and reward long-term strategic accomplishments and enhancement of longer-term stockholder value through equity-based incentives which include stock option grants and restricted stock awards. We believe that long-term incentive compensation plays an essential role in attracting and retaining executive officers and aligns their interests with those of stockholders with the goal of maximizing stockholder value. We also believe that equity awards reinforce the high-energy entrepreneurial spirit that we believe is key to high performance in our industry. Stock option grants typically vest over four years and restricted stock awards typically vests over eight calendar quarters beginning on the last day of the first full calendar quarter following the first anniversary of the grant date; and

  •
  Broad-based employee benefits and other perquisites.  Our executive officers, including our named executive officers, are eligible to participate in our 401(k) retirement plan, medical and dental insurance, accidental death insurance, disability insurance, vacation, and other similar benefits on the same basis as other full-time employees. We also pay certain life insurance premiums on behalf of our named executive officers.

Compensation Mix

        Our current compensation package is designed to provide a balance between achieving our business objectives and providing competitive compensation to our executives. The cash components—base salary and annual cash bonus compensation—provide a strong link between our operations management and financial performance and the compensation that is earned by the executives. The equity compensation component is designed to encourage high performance by closely aligning an executive's pay with the interests of our stockholders. To date we have not established any formula for determining the portion of an executive's compensation that will be paid in equity versus cash or the amount that should be guaranteed versus at-risk. However, our historical practice has been to provide the senior members of our management team with a significant percentage of their total compensation in the form of equity-based compensation—generally stock options or restricted stock.

Employment Agreements/Offer Letters

        In the past, we have entered into employment agreements with certain of our named executive officers, including Messrs. Degner, Lindberg and Fleure. In May 2008, Messrs. Degner and Fleure agreed to the cancellation and termination of their employment agreements. Our compensation committee believed, and Messrs. Degner and Fleure agreed, that cancellation of the agreements was in the best interests of the growth potential of our company. In July 2008, we entered into a transition agreement with Mr. Lindberg to reflect his changing role with us. The compensation of our other named executive officers—Messrs. Dresner, Riley and Scott—is set forth in their individual offer letters, described below.

Base Salary

        We provide our executive officers and other employees with base salary to compensate them for services rendered during the year. Salary levels are generally reviewed annually or upon a promotion or material change in job responsibility. In accordance with its annual review, our compensation committee approved increases in the base salaries of all of our named executive officers during 2008. Mr. Scott was entitled to an increase pursuant to the terms of his offer letter. The primary factor taken into account when determining the amount of the salary increases was internal pay equities.

Accordingly, no one executive officer received a significantly larger increase than any other. In light of current economic conditions, none of our named executive officers received a base salary increase in 2009.

Richard A. Degner

        Mr. Degner is a founder of our company and has served as President and CEO since June 2003. Mr. Degner's base salary through 2007 was defined in our initial private placement memorandum of our Series A convertible preferred stock dated October 26, 2004 and later memorialized in his employment agreement which is described in more detail below. We entered into an employment agreement with Mr. Degner effective as of May 27, 2005, which was subsequently cancelled (as referenced above). Mr. Degner's annual base salary in 2008 was increased from $18,000 per month to $20,000 per month in May 2008, or to $240,000 per annum.

Craig Lindberg

        Mr. Lindberg is a founder of our company and served as Senior Vice President and Chief Financial Officer ("CFO") from May 2005 through July 2, 2008. Mr. Lindberg's base salary through 2007 was defined in our initial private placement memorandum of our Series A convertible preferred stock dated October 26, 2004 and later memorialized in his employment agreement which is described in more detail below. As of July 2, 2008, Mr. Lindberg stopped serving as our CFO but continued to serve as our Senior Vice President while he transitioned into the role of Chief Executive Officer of AutoSeis, Inc., one of our subsidiaries. As a result of this increased role, Mr. Lindberg's base salary was retroactively increased from $14,166.67 per month to $16,000 per month in July 2008, or to $192,000 per annum.

Jerry D. Dresner

        Mr. Dresner served as our Vice President of Finance from June 28, 2007 until October 2008 when he became our Interim Chief Financial Officer. Due to the increased responsibilities associated with taking over some of the responsibilities of CFO after Mr. Lindberg left the position in July 2008, Mr. Dresner's salary was increased from $11,000 per month to $12,000 per month in August 2008, or to $144,000 per annum.

Thomas J. Fleure

        Mr. Fleure serves as our Senior Vice President, Geophysical Technology. During 2008, Mr. Fleure's base salary was increased from $13,333.33 per month to $14,000 per month in January 2008, or to $168,000 per annum.

Duncan W. Riley, Jr.

        Mr. Riley serves as Vice President, Business Administration. During 2008, Mr. Riley's base salary was increased from $12,000 per month to $14,000 per month in January 2008, or to $168,000 per annum.

Lawrence M. Scott

        Mr. Scott serves as Vice President, Marine. During 2008, Mr. Scott's base salary was increased from $13,000 per month to $15,000 per month in January 2008, or to $180,000 per annum.

Cash Bonus Compensation

        Cash bonuses are paid at the sole discretion of the compensation committee, taking into account recommendations from our CEO. Each year, the compensation committee establishes a bonus pool from which employee bonuses are paid. The amount of the pool is determined by the compensation committee at the end of the year based on our overall performance. The compensation committee does not use a formula to determine the size of the bonus pool. Nor does it establish performance metrics in advance. All employees who commence employment with us prior to November 30 of the applicable bonus year and continue to be employed with us as of December 31 of that year are eligible to receive bonuses with respect to that year. The amount that each employee receives is equal to a percentage of his or her total compensation and is based on factors such as his or her role within the company, tenure, and individual performance as assessed by our senior managers and head of human resources and communicated to our CEO. No particular factor is assigned any particular weight and all individual bonus determinations are made in the sole discretion of the compensation committee, taking into account our CEO's recommendations (except in the case of our CEO whose bonus determination is made solely by the compensation committee). These cash bonuses reflect our belief that retaining proven talent is paramount to our future success.

        In establishing the size of the 2008 bonus pool, the compensation committee considered our overall performance and our CEO's recommendations regarding executive performance. When making recommendations regarding bonuses paid to our named executive officers, our CEO considered the seniority of each member of management and each executive officer's contribution to our growth and profitability. In 2008, Mr. Degner received cash bonus compensation of $36,000, Mr. Lindberg received cash bonus compensation of $28,800, Mr. Dresner received cash bonus compensation of $20,160, Mr. Fleure received cash bonus compensation of $25,200, Mr. Riley received cash bonus compensation of $21,840 and Mr. Scott received cash bonus compensation of $23,400. Because bonus amounts for 2008 were largely a reflection of the named executive officer's level of responsibility within our company, Mr. Degner received the largest cash bonus in 2008.

Equity Compensation

        We believe that widely distributing ownership of the company to our employees is critical to establishing and building a high performance, value conscious culture. The historical practice of the board has been to grant equity-based awards to attract, retain, motivate and reward employees, particularly executive officers and managers, and to create a culture of ownership in our company. Such grants have primarily consisted of restricted stock and stock options. We do not grant equity awards on an annual basis. Generally, the board has granted awards of restricted stock or stock options to employees when they join the company. In 2008, the only named executive officer to receive an equity award was Mr. Dresner, who received             stock options and             shares of restricted stock in recognition of his willingness to take on the role of Interim Chief Financial Officer.

        To date we have not implemented any particular equity granting policies or stock ownership guidelines for our executives. We will continue to periodically review best practices and reevaluate our position with respect to equity granting policies and stock ownership guidelines.

Severance and Change in Control Payments

        In the past, certain of our employment agreements with our named executive officers provided for substantial payments in the event of termination of their employment for reasons other than cause. However, in 2008, Messrs. Degner and Fleure agreed to the cancellation and termination of their employment agreements and our other named executive officers are not entitled to any severance under the terms of their offer letters. In order to reward employees who helped our company grow, and to keep management engaged during an impending deal, our stock incentive plan provides for accelerated vesting of awards in connection with a change in control of our company.

Broad-Based Employee Benefits and Other Perquisites

        We believe that establishing competitive benefit packages for our employees is an important factor in attracting and retaining highly qualified personnel. Executive officers, including our named executive officers, are eligible to participate in all of our employee benefit plans, including company-paid medical, dental, vision, group life and accidental death and dismemberment insurance and our 401(k) retirement plan, on the same basis as other employees. We also pay certain life insurance premiums on behalf of our employees, including named executive officers. Under our 401(k) retirement plan, we currently provide a matching contribution of 100% on the first 3% of employee contributions and 50% on the next 2% of employee contributions. At the discretion of our board, we may also elect to make a profit sharing contribution to the 401(k) retirement plan. We did not make a profit sharing contribution in 2008. We do not offer any other pension or retirement benefits.

Tax and Accounting Implications

Deductibility of Executive Compensation/Internal Revenue Code Section 162(m)

        Section 162(m) of the Internal Revenue Code, or the Code (as interpreted by IRS Notice 2007-49) denies a federal income tax deduction for certain compensation in excess of $1 million per year paid to the chief executive officer and the three other most highly-paid executive officers (other than the chief executive officer and chief financial officer) of a publicly-traded corporation. Certain types of compensation, including compensation based on performance criteria that are approved in advance by stockholders, are excluded from the deduction limit. In addition, "grandfather" provisions may apply to certain compensation arrangements that were entered into by a corporation before it was publicly held. In view of these grandfather provisions, we believe that Section 162(m) of the Code will not limit our tax deductions for executive compensation for fiscal year 2008. The board's policy is to qualify compensation paid to our executive officers for deductibility for federal income tax purposes to the extent feasible. However, to retain highly skilled executives and remain competitive with other employers, the board has the right to authorize compensation that would not otherwise be deductible under Section 162(m) or otherwise.

Accounting for Stock-Based Compensation

        We account for stock-based payments under our stock incentive plan in accordance with the requirements of FASB Statement 123(R).

Compensation Tables

Summary Compensation Table

        The following table provides information regarding the compensation awarded to or earned by our named executive officers during the 2006, 2007 and 2008 fiscal years.

Name and Principal Position	Year	Salary ($)	Bonus ($)(1)	Stock Awards ($)(2)	Option Awards ($)(3)	All Other Compensation ($)(4)	Total ($)
Richard A. Degner	2008	230,000	36,000	—	5,332	9,631	280,963
President and Chief Executive	2007	211,500	64,800	—	3,059	10,872	290,231
Officer	2006	103,500	54,000	348	—	—	157,848
Craig A. Lindberg	2008	191,083	28,800	—	5,332	7,289	232,504
Senior Vice President and Chief	2007	167,417	51,000	—	3,059	7,354	228,830
Financial Officer	2006	103,500	48,600	110	—	—	152,210
Jerry D. Dresner	2008	137,250	20,160	22,250	8,674	5,951	194,285
Interim Chief Financial Officer(5)
Thomas J. Fleure	2008	167,774	25,200	—	5,332	7,142	205,448
Senior Vice President,	2007	156,833	48,000	—	3,059	8,053	215,945
Geophysical Technology	2006	80,500	37,800	182	—	—	118,482
Duncan W. Riley, Jr.	2008	167,000	21,840	18,030	4,265	7,111	218,246
Vice President, Business Administration	2007	142,500	34,560	24,040	2,447	6,902	210,449
	2006	72,000	34,353	18,030	—	—	124,383
Lawrence M. Scott	2008	179,000	23,400	20,267	5,840	7,821	236,328
Vice President, Marine(6)	2007	76,050	16,498	15,200	3,558	3,520	114,826

(1)
The amounts in this column represent discretionary bonuses paid to each of our named executive officers with respect to the applicable year. 2006 and 2007 bonuses were paid at the end of the year. 2008 bonuses were paid at the beginning of 2009.

(2)
The amounts in this column represent the dollar amount recognized for financial statement reporting purposes with respect to stock awards for the fiscal year computed in accordance with SFAS No. 123R.

(3)
The amounts in this column represent the dollar amount recognized for financial statement reporting purposes with respect to option awards for the fiscal year computed in accordance with SFAS No. 123R.

(4)
The amounts in this column represent the company matching contributions made to each of the named executive officers under our 401(k) retirement plan and life insurance.

(5)
Mr. Dresner was not a named executive officer prior to 2008 and accordingly his compensation earned prior to 2008 has been omitted.

(6)
We hired Mr. Scott during 2007 and, as such, he did not receive compensation from us during 2006.

Grants of Plan-Based Awards for the Year Ended December 31, 2008

        The following table shows the stock options and restricted stock awards we granted to Mr. Dresner in 2008. These grants were made under our 2006 Incentive Plan (described below). No other grants under our equity and non-equity incentive plans were made to our named executive officers during 2008.

Name	Grant Date	All Other Stock Awards: Number of Shares of Stock or Units (#)(2)	All Other Option Awards: Number of Securities Underlying Options (#)(3)	Exercise or Base Price of Option Awards ($/Sh)(4)	Fair Value Price on Grant Date ($/Sh)	Grant Date Fair Value of Stock and Option Awards ($)(5)
Jerry D. Dresner	7/24/08		6,000	$15.00	$7.05	$13,828
Interim CFO(1)	7/24/08		6,000	$20.00	$7.05	$11,215
	7/24/08		12,000	$25.00	$7.05	$18,681
	7/24/08		12,000	$30.00	$7.05	$15,867
	7/24/08	2,000			$7.05	$14,100

(1)
The number of shares of common stock underlying Mr. Dresner's options and stock awards and the exercise price of the options, have not been adjusted in the table above for the Stock Split and Conversions in connection with this offering. The 2006 Incentive Plan contains anti-dilution provisions pursuant to which the board of directors or the compensation committee may adjust the number and kind of shares of capital stock underlying options, together with the exercise price, to take into account the effect of the Stock Split and Conversions on our outstanding equity awards. We intend to proportionally and equitably adjust our outstanding equity awards in connection with the offering and the Stock Splits and Conversions.

(2)
The stock award granted to Mr. Dresner vests with respect to 12.5% of the number of shares granted to him on December 31, 2009 and on the last day of each of the next seven calendar quarters thereafter.

(3)
The stock options granted to Mr. Dresner vest with respect to 25% of the stock options granted to him on Sepetmber 30, 2009 and on each of the next three anniversaries thereof.

(4)
The stock options granted to Mr. Dresner have exercise prices greater than the fair value of our common stock as of the grant date in order to incentivize him to contribute to our growth.

(5)
The amounts reported in this column represent the grant date fair value of the full equity awards reported in the previous columns pursuant to FAS 123(R).

Outstanding Equity Awards as of December 31, 2008

        The following table shows the outstanding equity awards held by each of our named executive officers as of December 31, 2008. All of these awards were granted pursuant to our 2006 Incentive Plan (as described below).

		Option Awards(1)(2)
						Stock Awards(1)(3)
		Number of Securities Underlying Unexercised Options(#) Exercisable	Number of Securities Underlying Unexercised Options(#) Unexercisable
Name	Grant Date			Option Exercise Price($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested(#)	Market Value of Shares or Units of Stock That Have Not Vested($)
Richard A. Degner President and CEO	6/4/2007	2,500	7,500	15.00	6/3/2017
	6/4/2007	2,500	7,500	20.00	6/3/2017
	6/4/2007	5,000	15,000	25.00	6/3/2017
	6/4/2007	5,000	15,000	30.00	6/3/2017
Craig A. Lindberg Senior Vice President and CFO	6/4/2007	2,500	7,500	15.00	6/3/2017
	6/4/2007	2,500	7,500	20.00	6/3/2017
	6/4/2007	5,000	15,000	25.00	6/3/2017
	6/4/2007	5,000	15,000	30.00	6/3/2017
Jerry D. Dresner Interim CFO	6/28/2007	1,000	3,000	15.00	6/27/2017	7,500	39,600
	6/28/2007	1,000	3,000	20.00	6/27/2017
	6/28/2007	2,000	6,000	25.00	6/27/2017
	6/28/2007	2,000	6,000	30.00	6/27/2017
	7/24/2008	0	6,000	15.00	7/23/2018	2,000	10,560
	7/24/2008	0	6,000	20.00	7/23/2018
	7/24/2008	0	12,000	25.00	7/23/2018
	7/24/2008	0	12,000	30.00	7/23/2018
Thomas J. Fleure Senior Vice President, Geophysical Technology	6/4/2007	2,500	7,500	15.00	6/3/2017
	6/4/2007	2,500	7,500	20.00	6/3/2017
	6/4/2007	5,000	15,000	25.00	6/3/2017
	6/4/2007	5,000	15,000	30.00	6/3/2017
Duncan W. Riley, Jr. Vice President, Business Administration	6/4/2007	2,000	6,000	15.00	6/3/2017
	6/4/2007	2,000	6,000	20.00	6/3/2017
	6/4/2007	4,000	12,000	25.00	6/3/2017
	6/4/2007	4,000	12,000	30.00	6/3/2017
Lawrence Scott Vice President, Marine	5/22/2007	2,500	7,500	12.50	5/21/2017	15,000	79,200
	5/22/2007	2,000	6,000	15.00	5/21/2017
	5/22/2007	2,000	6,000	20.00	5/21/2017
	5/22/2007	4,000	12,000	25.00	5/21/2017
	5/22/2007	4,000	12,000	30.00	5/21/2017

(1)
The number of shares of common stock underlying our options, the exercise price of the options, the number of unvested stock awards and the value of unvested stock awards have not been adjusted in the table above for the Stock Split and Conversions in connection with this offering. We intend to adjust our outstanding equity awards proportionally and equitably in connection with the offering and the Stock Splits and Conversions.

(2)
The stock options granted to each of our named executive officers vest with respect to 25% of the underlying shares on the last day of the calendar quarter that contains the first anniversary of the grant date and on each of the next three anniversaries of the last day of that calendar quarter.

(3)
The stock awards granted to each of our named executive officers vest with respect to 12.5% of the number of shares granted to the named executive officer on the last day of the first full calendar quarter following the first anniversary of the grant date and on the last day of each of the next seven calendar quarters thereafter.

Option Exercises and Stock Vested in 2008

        The following table sets forth certain information regarding restricted stock held by our named executive officers that vested during 2008.

	Stock Awards(1)
Name	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting ($)(2)
Richard A. Degner President and CEO	—	—
Craig A. Lindberg Senior Vice President and CFO	—	—
Jerry D. Dresner Interim CFO	2,500	$17,625
Thomas J. Fleure Senior Vice President, Geophysical Technology	—	—
Duncan W. Riley, Jr. Vice President, Business Administration	15,000	$105,750
Lawrence M. Scott Vice President, Marine	5,000	$35,250

(1)
The number of shares acquired on vesting have not been adjusted in the table above for the Stock Split and Conversions in connection with this offering. We intend to adjust our equity awards proportionally and equitably in connection with the offering and the Stock Splits and Conversions.

(2)
The values set forth in this column are based on the fair market value of our shares on September 30, 2008.

Employment Agreements

Richard A. Degner

        We entered into an employment agreement with Richard A. Degner effective as of May 27, 2005, pursuant to which he became our President and Chief Executive Officer and Chairman of our Board. The term of Mr. Degner's employment under the agreement was not fixed and his employment could have been terminated at any time in accordance with the termination provisions of the agreement. For his services, Mr. Degner received an annual base salary of $216,000 beginning on January 1, 2007, subject to review and increase by us from time to time. Mr. Degner's current base salary is $240,000. Mr. Degner's employment agreement also provided that he could have received a bonus in accordance with the terms and conditions of our bonus plan applicable to senior executives, stock options and restricted stock, and four weeks of paid vacation each year. In the event that Mr. Degner became subject to excise taxes levied on excess parachute payments, we would have paid him an amount sufficient to gross him up for the imposition of the excise taxes.

        Mr. Degner's employment agreement contained restrictions on the use of confidential information and, in general, twelve-month post-termination non-competition and non-solicitation covenants.

        In May 2008, Mr. Degner agreed to the cancellation and termination of his employment agreement. Our compensation committee believed, and Mr. Degner agreed that cancellation of the agreement was in the best interests of the growth potential of our company.

Craig A. Lindberg

        We entered into an employment agreement with Craig A. Lindberg effective as of May 27, 2005, pursuant to which he became our Senior Vice President and Chief Financial Officer. The term of Mr. Lindberg's employment under the agreement was not fixed and his employment could have been terminated at any time in accordance with the termination provisions of the agreement. For his services pursuant to the employment agreement, Mr. Lindberg received an annual base salary of $170,000 beginning on January 1, 2007, subject to review and increase by us from time to time. Mr. Lindberg's employment agreement also provided that he could have received a bonus in accordance with the terms and conditions of our bonus plan applicable to senior executives, stock options and restricted stock, and four weeks of paid vacation each year. In the event that Mr. Lindberg became subject to excise taxes levied on excess parachute payments, we would have paid him an amount sufficient to gross him up for the imposition of the excise taxes.

        Mr. Lindberg's employment agreement contained restrictions on the use of confidential information and, in general, 12-month post-termination non-competition and non-solicitation covenants.

        On July 2, 2008, we entered into a transition agreement with Mr. Lindberg, pursuant to which his service as our Chief Financial Officer terminated but he continued to serve as our Senior Vice President as he transitioned to the position of Chief Executive Officer of AutoSeis, Inc., one of our subsidiaries. Pursuant to the terms of the transition agreement, Mr. Lindberg's employment agreement was cancelled and terminated and Mr. Lindberg relinquished all rights and benefits he had under that agreement. Mr. Lindberg also agreed to generally release all claims he may have had against us in consideration for the benefits provided under the transition agreement. Under the transition agreement, Mr. Lindberg's salary increased to $16,000 per month or $192,000 per annum. The transition agreement contains restrictions on the use of confidential information and one-year post-termination non-solicitation and non-competition covenants.

Jerry D. Dresner

        On June 28, 2007, we hired Mr. Dresner as our Vice President, Finance pursuant to an offer letter. Mr. Dresner's employment with us is at will and either we or Mr. Dresner may terminate his employment at any time.

        For his services, Mr. Dresner currently receives a base salary of $12,000 per month, or $144,000 per annum. In addition, Mr. Dresner received as a sign-on bonus of            restricted shares of our common stock, which vest over 12 calendar quarters, and stock options to purchase an aggregate of             shares of our common stock. The stock options granted to Mr. Dresner have exercise prices that range from $            to $            per share. He will also be eligible to receive additional stock options as determined by our board of directors. Mr. Dresner is eligible to participate in our incentive bonus plan and will receive bonuses in December of each year, based on our overall performance. We expect that in profitable years that Mr. Desner would earn an amount equal to 15% or more of his salary from this bonus program. Mr. Dresner will receive four weeks of vacation per year and is eligible to participate in our employee benefit plans.

        Mr. Dresner is bound by certain restrictions with respect to our confidential information.

Thomas J. Fleure

        We entered into an employment agreement with Mr. Fleure effective as of May 27, 2005, pursuant to which he became our Vice President, Geophysical Technology. The term of Mr. Fleure's employment under the agreement was not fixed and his employment could have been terminated at any time in accordance with the termination provisions of the agreement. For his services, Mr. Fleure currently receives an annual base salary of $168,000. Mr. Fleure's employment agreement also provided that he could have received a bonus in accordance with the terms and conditions of our bonus plan applicable to senior executives, stock options and restricted stock, and four weeks of paid vacation each year. In the event that Mr. Fleure became subject to excise taxes levied on excess parachute payments, we would have paid him an amount sufficient to gross him up for the imposition of the excise taxes.

        Mr. Fleure's employment agreement contained restrictions on the use of confidential information and, in general, twelve-month post-termination non-competition and non-solicitation.

        In May 2008, Mr. Fleure agreed to the cancellation and termination of his employment agreement. Our compensation committee believed, and Mr. Fleure agreed, that cancellation of the agreement was in the best interests of the growth potential of our company.

Duncan W. Riley, Jr.

        On April 17, 2006, we hired Mr. Riley as our Vice President, Business Administration pursuant to the terms of an offer letter. Mr. Riley's employment with us is at will and either we or Mr. Riley may terminate his employment at any time.

        For his services, Mr. Riley currently receives a base salary of $14,000 per month, or $168,000 per annum. In addition, Mr. Riley received a sign-on bonus of             restricted shares of our common stock, which vest over 10 calendar quarters, and stock options to purchase an aggregate of             shares of our common stock. The stock options granted to Mr. Riley have exercise prices that range from $            to $            per share. He will also be eligible to receive additional stock options as determined by our board. Mr. Riley is eligible to participate in our incentive bonus plan and will receive bonuses, if any, in December of each year, based on our profitability although any bonus paid to Mr. Riley would be in the sole discretion of the compensation committee. Mr. Riley will receive four weeks of vacation per year and is eligible to participate in our employee benefit plans.

        Mr. Riley is bound by certain restrictions with respect to our confidential information.

Lawrence M. Scott

        On May 22, 2007, we hired Mr. Scott as our Vice President, Marine pursuant to an offer letter. Mr. Scott's employment with us is at will and either we or Mr. Scott may terminate his employment at any time.

        For his services, Mr. Scott receives a base salary of $15,000 per month, or $180,000 per annum. In addition, Mr. Scott received a sign-on bonus of             restricted shares of our common stock, which vest over 12 calendar quarters, and stock options to purchase an aggregate of             shares of our common stock. The stock options granted to Mr. Scott have exercise prices that range from $            to $            per share. He will also be eligible to receive additional stock options as determined by our board. Mr. Scott is eligible to participate in our incentive bonus plan and will receive bonuses, if any, during the last week of each year. Mr. Scott will receive four weeks of vacation per year and is eligible to participate in our employee benefit plans.

        Mr. Scott is bound by certain restrictions with respect to our confidential information.

Equity-Based Compensation Plans

2006 Incentive Compensation Plan

        In July 2006, our board and stockholders adopted the Global Geophysical Services, Inc. 2006 Incentive Compensation Plan, which we refer to as the 2006 Incentive Plan. The purpose of the 2006 Incentive Plan is to foster and promote our long-term financial success and to increase stockholder value by attracting and retaining, encouraging the commitment and motivating the superior performance of, selected employees, consultants and directors, aligning the interests of those individuals and our stockholders, and enabling those individuals to share in our long-term growth and success.

        The 2006 Incentive Plan provides for a variety of incentive awards, including

  •
  nonstatutory stock options,

  •
  incentive stock options (within the meaning of Section 422 of the Internal Revenue Code of 1986, as amended, or the Code),

  •
  stock appreciation rights,

  •
  restricted stock awards,

  •
  restricted stock unit awards,

  •
  performance-based awards,

  •
  and other stock-based awards.

        We initially reserved             shares of our common stock for issuance under the 2006 Incentive Plan. In March 2007, following a 10:1 split of our stock, our board and a majority of our stockholders approved an amendment to the 2006 Incentive Plan increasing the number of shares of common stock reserved for issuance under the plan to            and providing that unless our board, or compensation committee determines that a particular award is not intended to be a performance-based award, the maximum aggregate number of shares of our common stock that could be awarded to a covered employee (within the meaning of Section 162(m) of the Code) in any calendar year is 100,000 shares and the maximum aggregate cash payment that could be made to a covered employee is $250,000.

        Administration.    The 2006 Incentive Plan is administered by our board, unless and until the board delegates administration to the committee or other applicable committee of the board. Upon and following the consummation of this offering, the 2006 Incentive Plan will be administered by the compensation committee. The board, or the compensation committee if so empowered, has the power and authority to select participants, determine the sizes, duration and types of awards, determine the terms and conditions of awards and agreement, determine restrictions on the transfer of awards, construe and interpret the 2006 Incentive Plan and any agreement entered into under the plan, and to establish, amend or waive rules for the administration of the 2006 Incentive Plan. Our board, or the compensation committee if so empowered, may delegate to certain designated officers or other employees any of its duties and authority under the 2006 Incentive Plan, subject to certain limitations in granting awards and in the event that our shares become publicly traded.

        Grant of Awards.    Certain employees, consultants and directors will be eligible to be granted awards under the 2006 Incentive Plan. Our board, or the compensation committee if so empowered, will determine:

  •
  which employees, consultants and directors are to be granted awards;

  •
  the type of award that is granted (only employees can be granted incentive stock options under Section 422 of the Code);

  •
  the number of shares subject to the awards; and

  •
  terms and conditions of each award, as consistent with the 2006 Incentive Plan.

        Stock Options.    Awards of stock options, including nonstatutory and incentive stock options, may be granted under the 2006 Incentive Plan. The exercise price per share of our common stock covered by a stock option will be specified in an award agreement and may not be less than 100% of the fair market value per share on the date of grant (110% with respect to an incentive stock option granted to a holder of at least 10% of our shares). Stock options may be exercised by a holder by delivering a signed written notice of exercise to us. The exercise price may generally be paid either in cash, in shares of our common stock, or by a combination of the foregoing methods.

        The term of an option will be set by our board, or the compensation committee if so empowered, subject to the following conditions: (1) no option term will be longer than ten years from the date of grant; and (2) the option term for an incentive stock option granted to an employee owning more than 10% of the total combined voting power of all classes of our capital stock will not exceed five years from the date of grant. Upon termination of an outstanding option holder's services other than due to his or her death, disability, retirement or termination for cause, the holder may exercise his or her vested options within the time period specified in the option grant, but no later than 90 days following termination. Upon termination of an option holder's services due to his or her death or disability, his or her vested options will remain exercisable until the expiration of the period set forth in the award agreement, but no later than one year following termination. Upon an option holder's retirement, his or her vested options will remain exercisable until the earlier to occur of the expiration of the period set forth in the award agreement or six months following termination (three months for incentive stock options).

        Stock Appreciation Rights.    Awards of stock appreciation rights may be granted under the 2006 Incentive Plan. The terms and conditions of a stock appreciation right will be specified in an award agreement. The exercise price per share of our common stock covered by a stock appreciation right may not be less than 100% of the fair market value per share on the date of grant and the term of the stock appreciation right may not be greater than 10 years from the date of grant. Upon exercise of a stock appreciation right, the grantee will generally receive an amount equal to the excess of the fair market value per share of our stock covered by the stock appreciation right as of the date of exercise over the exercise price, which may be payable in cash, shares of our common stock or by a combination of the foregoing methods.

        Restricted Stock and Restricted Stock Unit Awards.    Awards of restricted shares of our common stock, or restricted stock, may be granted under the 2006 Incentive Plan. In general, the restricted stock will be subject to certain forfeiture and transfer restrictions until the restrictions lapse with the passage of time, as provided in an award agreement. Awards of restricted stock units may also be granted under the 2006 Incentive Plan, which would entitle the grantee to receive shares of our common stock or cash upon the lapse of restrictions.

        Other Stock-Based Awards.    Our board, or the compensation committee if so empowered, may also award other-stock based awards to participants either alone, in addition to or in conjunction with any other awards granted under the 2006 Incentive Plan. The terms and conditions of other stock-based awards will be provided in written award agreements.

        Performance-Based Awards.    Under the 2006 Incentive Plan, performance-based awards are available for grant and are intended to comply with the requirements of Section 162(m) of the Code, in order to allow those awards, when payable, to be fully tax deductible by us. As determined by our board or compensation committee at the time of grant, performance-based awards may be granted subject to performance objective relating to one or more of the following performance criteria: profits (including, but not limited to, profit growth, net operating profit or economic profit); profit-related return ratios; return measures (including, but not limited to, return on assets, capital, equity, investment or sales); cash flow (including, but not limited to, operating cash flow, free cash flow or cash flow return on capital or investments); earnings (including but not limited to, total stockholder return, earnings per share or earnings before or after taxes); net sales growth; net earnings or income (before or after taxes, interest, depreciation and/or amortization); gross, operating or net profit margins; productivity ratios; share price (including, but not limited to, growth measures and total stockholder return); turnover of assets, capital, or inventory; expense targets; margins; measures of health, safety or environment; operating efficiency; customer service or satisfaction; market share; credit quality; debt ratios (e.g., debt to equity and debt to total capital); and working capital targets.

        Adjustments of Awards.    If our board or compensation committee determines that a stock dividend, stock split, combination, merger, consolidation, spin-off, recapitalization or other change in our capitalization affects the common stock in a manner that causes dilution or enlargement of benefits or potential benefits under the 2006 Incentive Plan, then the board or compensation committee may appropriately and equitably adjust:

  •
  the aggregate number of, and kind of, shares of common stock subject to the 2006 Incentive Plan; the number of, and kind of, shares of common stock subject to outstanding awards;

  •
  the price per share of the common stock upon exercise of outstanding awards; and

  •
  the terms and conditions of outstanding awards, including the financial or other performance targets specified in any award agreement.

        Change in Control.    In the event of a change in control, unless otherwise provided in an award agreement, all outstanding stock options and stock appreciation rights will become 100% vested and exercisable, all restrictions on restricted stock, restricted stock unit and other stock-based awards will lapse. In general, a "change in control" under the 2006 Incentive Plan means the occurrence of any one or more of the following events: (a) the acquisition by any person of 50% or more of either (i) our then outstanding shares of common stock or (ii) the combined voting power of our then outstanding voting securities; (b) individuals who, as of the effective date of our 2006 Incentive Plan, constitute our board of directors cease for any reason to constitute at least a majority of our board; (c) approval by our shareholders of a reorganization, merger, consolidation or similar business combination; (d) the sale or other disposition of all or substantially all of our assets; or (e) the adoption of any plan or proposal for our liquidation or dissolution.

        Amendment or Termination.    The board may generally amend or terminate the 2006 Incentive Plan at any time; however, the board must generally obtain approval of our stockholders: (i) to increase the number of shares of our common stock that may be issued under the 2006 Incentive Plan; (ii) to extend the limit on the period during which awards may be granted; (iii) to amend the requirements as to the class of employees eligible to purchase shares of our common stock or (iv) to the extent otherwise required by applicable law, rule or regulation.

Pension Benefits

        None of our named executive officers are covered by a pension plan or other similar benefit plan that provides for payments or other benefits at, following, or in connection with retirement.

Nonqualified Deferred Compensation

        None of our named executive officers are covered by a defined contribution or other plan that provides for the deferral of compensation on a basis that is not tax-qualified.

Potential Payments upon Termination or Change in Control

        None of our named executive officers was entitled to severance in the event of a termination of their employment for any reason on December 31, 2008. Assuming a change in control (as defined in our 2006 Incentive Plan) occurred on December 31, 2008, the vesting of the unvested stock options and restricted stock granted to our named executive officers pursuant to the 2006 Incentive Plan would have accelerated and all stock options would have become vested and exercisable as of that date and all restrictions on the shares of restricted stock would have lapsed as of that date. While all of our named executive officers would have been entitled to accelerated vesting of their options if a change in control occurred on December 31, 2008, since the options were underwater, such acceleration would have had no value.

        The value of the vesting of Mr. Dresner's and Mr. Scott's restricted stock awards is as follows:

Jerry D. Dresner Interim CFO	$50,160
Lawrence Scott Vice President, Marine	$79,200

Director Compensation

        In 2008, we did not pay any cash compensation in the form of retainers or fees for service on the board or any committees to members of our board, nor did we grant any equity-based compensation to any members of the board for their service as directors in 2008.

        Directors are reimbursed for reasonable out-of-pocket expenses incurred in attending meetings of the board or committees and for other reasonable expenses related to the performance of their duties as directors. Messrs. Skerl and Forrest each received grants of 10,000 stock options in 2007 which remained outstanding as of December 31, 2008.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

        The descriptions set forth below are qualified in their entirety by reference to the applicable agreements.

Transactions with Executive Officers and Directors

        Two of our directors, Messrs. George Matelich and Stanley de Jongh Osborne, are affiliated with Kelso & Company, L.P.

Weinman Acquisition

        In 2008, we entered into an Asset Purchase Agreement (the "Weinman Purchase Agreement") with, among others, Weinman GeoScience, Inc. ("Weinman"), Barry L. Weinman, President of our Weinman subsidiary, and Mr. Weinman's spouse, Jane Weinman, Division Controller of Weinman. Pursuant to the Weinman Purchase Agreement, we acquired substantially all of the business and assets of Weinman for $22 million, of which $10 million was paid in cash at the closing and $12 million was paid by the issuance of our unsecured promissory notes (the "Weinman Notes").

        Under the Weinman Purchase Agreement, WGI Sub, LLC, a subsidiary of Weinman ("WGI"), and Mr. and Mrs. Weinman are entitled to an earn-out payment of up to $10 million payable not later than June 30, 2010, with respect to Mr. and Mrs. Weinman, and not later than December 31, 2010, with respect to WGI, if certain EBITDA targets during the 24-month period ending on March 31, 2010 are obtained. WGI has the right to receive 55% of this earn-out amount, while the remainder of the amount will be payable to Mr. and Mrs. Weinman. The earn-out is payable in shares of our capital stock having an aggregate value equal to the earn-out amount. The number of shares to be issued will be determined on the basis of the average closing price of our shares for the 20-day period immediately preceding the Earnout Determination Date (as defined in the Weinman Purchase Agreement, filed herewith). If a change in control of our company occurs prior to the date the earn-out payment is earned in full, the full $10 million of the earn-out will fully vest regardless of whether the EBITDA targets are met.

        In June 2009, we converted $8 million in principal amount of the Weinman Notes into             shares of our common stock, and modified the EBITDA targets. In September 2009, we paid off the remainder of the Weinman Notes.

        As a result of the foregoing transaction, Mr. and Mrs. Weinman, who collectively owned 100% of Weinman at the time of the sale, received the $10 million cash payment made at the closing. Further, the Weinman Notes were issued to both WGI and Mr. and Mrs. Weinman. Upon the conversion of part of the Weinman Notes into common stock, Mr. and Mrs. Weinman each received            fully vested shares of common stock, or an aggregate of             shares of common stock. The remaining             shares of common stock issued upon conversion of the Weinman Notes are held by WGI, subject to vesting.

        In connection with the Weinman Acquisition, we entered in to employment agreements with Barry and Jane Weinman. Pursuant to their employment agreements, Mr. Weinman is employed as President, and Mrs. Weinman is employed as Controller, of our Weinman GeoScience division. The employment agreements are for a term ending June 30, 2010. For their services, Mr. and Mrs. Weinman receive annual base salaries of $240,000 and $100,000, respectively, beginning on June 5, 2009, subject to review and increase by us from time to time. The employment agreements also provided that each may receive a bonus in accordance with the terms and conditions of our bonus plan applicable to senior executives, stock options and four weeks of paid vacation each year. The employment agreements contain restrictions on the use of confidential information and 12-month post-termination non-solicitation and non-hire covenants. In the event of a change in control of our company, the employment agreements provide that each option held by either of them immediately prior to such change in control shall become fully exercisable, regardless of whether or not the vesting conditions set forth in the relevant stock option agreement have been satisfied in full.

        Heidi Brown, an officer, is the sister of Richard Degner, our Chief Executive Officer. During 2008, Ms. Brown was paid a salary and bonus of $131,200.

Policies Related to Related Party Transactions

        Our conflict of interest policy will prohibit employees and officers from engaging in any activity which might create or appear to create a conflict of interest or interfere with our business, except as approved by our Audit Committee. Furthermore, we will require that all conflicts of interest be fully disclosed by each employee. This policy will be disclosed in our Code of Business Conduct and Ethics which will be implemented in connection with this offering. We also have a written Prohibition of Personal Loans to Executives in our Corporate Governance Policies, which will be implemented in connection with this offering, under which we are prohibited from making or renewing any personal loan to our executive officers or directors. The related party transactions described in this section occurred prior to adoption of these policies, and as such, these transactions were not subject to the approval and review procedures described above.

PRINCIPAL STOCKHOLDERS

        The following table sets forth certain information with respect to the beneficial ownership of our common stock as of                         , 2009, assuming completion of the Stock Split and Conversion and as adjusted to give effect to this offering, by:

  •
  each person known by us to be the beneficial owner of more than 5% of the outstanding shares of our common stock;

  •
  our current directors;

  •
  our named executive officers; and

  •
  all of our directors and executive officers as a group.

        Unless otherwise indicated in the footnotes to this table and subject to community property laws where applicable, we believe that each of the stockholders named in this table has sole voting and investment power with respect to the shares indicated as beneficially owned. Unless otherwise indicated, the address for each person set forth in the table is c/o Global Geophysical Services, Inc., 13927 South Gessner Road, Missouri City, Texas 77489.

        Beneficial ownership is determined in accordance with SEC rules. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, shares of common stock subject to options or warrants held by that person that are currently exercisable or exercisable within 60 days of                        , 2009 are deemed outstanding, but are not deemed outstanding for computing the percentage ownership of any other person.

	Prior to the Offering		After the Offering
Name of Beneficial Owner	Number of Shares Beneficially Owned	Percentage of Shares Beneficially Owned(1)	Number of Shares Beneficially Owned	Percentage of Shares Beneficially Owned
5% Stockholders:
Kelso Investment Associates VII, L.P.(2)(3)
KEP VI, LLC(2)(3)
Wayzata Opportunities Fund, LLC(7)
Directors and Named Executive Officers:
Richard A. Degner(4)
Craig A. Lindberg
Jerry D. Dresner
Duncan W. Riley, Jr.
Lawrence M. Scott
Thomas J. Fleure
Damir S. Skerl
Michael C. Forrest
George E. Matelich(2)(5)
Stanley de Jongh Osborne(2)(5)
All directors and executive officers as a group (14 persons)(6)

*
Less than 1%

(1)
Based on an aggregate of             shares of common stock issued and outstanding as of                        , 2009.

(2)
The address of each of Kelso Investment Associates VII, L.P. ("Kelso Investment"), KEP VI, LLC ("KEP VI") and Messrs. Matelich and Osborne is c/o Kelso & Company, L.P., 320 Park Avenue, 24th Floor, New York, New York 10022.

(3)
Includes shares of common stock held by Kelso Investment and KEP VI. Kelso Investment and KEP VI, due to their common control, could be deemed to beneficially own each of the other's shares, but each entity disclaims such beneficial ownership.

(4)
Includes options to purchase             shares of common stock that are currently exercisable with an exercise price of $            per share and an expiration date of                        . Options to purchase an additional             shares become exercisable on                        .

(5)
Each of Messrs. Matelich and Osborne could be deemed to share beneficial ownership of shares of common stock owned by Kelso Investment and KEP VI by virtue of his status as a managing member of KEP VI and of Kelso GP VII, LLC, a Delaware limited liability company, the principal business of which is serving as the general partner of Kelso GP VII, L.P., a Delaware limited partnership, the principal business of which is serving as the general partner of Kelso Investment. Each of Messrs. Matelich and Osborne shares investment and voting power with respect to the ownership interests owned by Kelso Investment and KEP VI, but disclaims beneficial ownership of such interests.

(6)
The shares of common stock held by our directors and executive officers as a group exclude shares held by Kelso Investment and KEP VI that may be deemed to be beneficially owned by Messrs. Matelich and Osborne.

(7)
The address of Wayzata Opportunities Fund, LLC is c/o Wayzata Investments Partners, 701 East Lake Street, Suite 300, Wayzata, Minnesota 55391.

DESCRIPTION OF CAPITAL STOCK

General

        We intend to amend and restate our second amended and restated certificate of incorporation and bylaws prior to the closing of this offering. All shares of our Class A common stock, Class B common stock and Series A convertible preferred stock that are outstanding immediately prior to the consummation of this offering will be converted automatically into shares of our common stock immediately prior to the closing of this offering.

        The following summary of our capital stock does not relate to our current second amended and restated certificate of incorporation or bylaws, but rather describes our capital stock as we expect to be set forth in our third amended and restated certificate of incorporation. We expect that our authorized capital stock will consist of 105,000,000 authorized shares, par value $0.01 per share, consisting of 100,000,000 shares of common stock, par value $0.01 per share, and 5,000,000 shares of preferred stock, par value $0.01 per share.

        The following summary describes the terms of our securities that we consider to be material, but does not purport to be complete and is subject to, and is qualified in its entirety by reference to, all the provisions of our certificate of incorporation, our bylaws and applicable provisions of Delaware law. Complete copies of our certificate of incorporation and bylaws are filed with the SEC as exhibits to the registration statement of which this prospectus is a part.

Common Stock

        Holders of our common stock are entitled to one vote for each share held on all matters submitted to a vote of stockholders. The holders of common stock do not have cumulative voting rights in the election of directors. Accordingly, holders of a majority of the shares of common stock entitled to vote in any election of directors may elect all of the directors standing for election. Holders of common stock are entitled to receive proportionately any dividends that may be declared by our board of directors, subject to any preferential dividend rights of outstanding preferred stock. In the event of our liquidation, dissolution or winding up, holders of common stock will be entitled to receive proportionately any of our assets remaining after the payment of liabilities and subject to the prior rights of any outstanding shares of preferred stock. Holders of common stock have no preemptive, subscription, redemption or conversion rights.

Preferred Stock

        Following the closing of this offering, our board of directors will have the authority, without further action by the stockholders, to issue up to 5,000,000 shares of preferred stock in one or more series and to designate the rights, preferences, privileges and restrictions of each series. The issuance of preferred stock could have the effect of restricting our ability to pay dividends on our common stock, diluting the voting power of our common stock, impairing the liquidation rights of our common stock or delaying or preventing our change of control without further action by our stockholders. We have no present plans to issue any shares of preferred stock after the completion of this offering.

Warrants

        As of June 30, 2009, warrants to purchase a total of             shares of our common stock were outstanding. The warrants have an exercise price of $            per share, and will terminate two years after the closing of this offering. Each warrant has a net exercise provision under which its holder may, in lieu of payment of the exercise price in cash, surrender the warrant and receive a net amount of shares based on the fair market value of our common stock at the time of exercise of the warrant after deduction of the aggregate exercise price. The warrants provide for certain adjustments to be made to the number of shares of common stock issuable under the warrants equivalent to the adjustments applicable to all shares of common stock in the event of any merger, consolidation, sale of all or substantially of our assets, reorganization, reclassification, stock dividend, stock split or other change in our capital structure or upon dilutive issuances.

Anti-Takeover Provisions of Delaware Law

        Our company is subject to the provisions of Section 203 of the General Corporation Law of the State of Delaware (the "DGCL"), which generally has an anti-takeover effect for transactions not approved in advance by our board of directors. This may discourage takeover attempts that might result in payment of a premium over the market price for the shares of common stock held by stockholders. In general, Section 203 prohibits a publicly held Delaware corporation from engaging in a "business combination" with an "interested stockholder" for a three-year period following the time that such stockholder becomes an interested stockholder, unless the business combination is approved in a prescribed manner as discussed below. A "business combination" includes, among other things, a merger, asset or stock sale or other transaction resulting in a financial benefit to the interested stockholder. An "interested stockholder" is a person who, together with its affiliates and associates, owns, or did own within three years prior to the determination of interested stockholder status, 15% or more of the corporation's voting stock.

        Under Section 203, a business combination between a corporation and an interested stockholder is prohibited unless one of the following conditions is satisfied:

  •
  before the stockholder became an interested stockholder, the board of directors approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;

  •
  upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the voting stock outstanding, shares owned by persons who are directors and officers and, in some instances, employee stock plans; or

  •
  at or after the time the stockholder became an interested stockholder, the business combination was approved by the board of directors of the corporation and authorized at an annual or special meeting of the stockholders by the affirmative vote of at least two-thirds of the outstanding voting stock not owned by the interested stockholder.

Anti-Takeover Provisions of Our Certificate of Incorporation and Bylaws

        Certain provisions of our certificate of incorporation and bylaws may have the effect of making it more difficult for a third party to acquire, or of discouraging a third party from attempting to acquire, control of us. Such provisions could limit the price that certain investors might be willing to pay in the future for shares of our common stock. These and other provisions contained in our certificate of incorporation and bylaws could delay or discourage certain types of transactions involving an actual or potential change in our control or in our management, including transactions in which stockholders might otherwise receive a premium for their shares over then-current prices. Further, these provisions may limit our stockholders' ability to remove current management or directors or to approve transactions that stockholders may deem to be in their best interests and, therefore, could adversely affect the price of our common stock.

Special Stockholders' Meetings

        Our bylaws provide that special meetings of the stockholders may be called only by the board of directors, President or holders of at least 20% of the outstanding capital stock entitled to vote at such meeting.

Amendment of Bylaws

        Under the DGCL, the power to adopt, amend or repeal bylaws is conferred upon the stockholders. A corporation may, however, in its certificate of incorporation also confer upon the board of directors the power to adopt, amend or repeal its bylaws. Our certificate of incorporation provides that our bylaws may be amended by the board of directors without obtaining prior approval of our stockholders.

Requirements for Advance Notification of Stockholder Proposals and Director Nominations

        Our bylaws require advance notification of stockholder proposals and director nominations.

Written Consent of Stockholders

        Our certificate of incorporation and bylaws provide that any action required or permitted to be taken by our stockholders must be taken at a duly called meeting of stockholders and not by written consent.

Change in Number of Directors

        Our bylaws provide that the authorized number of directors may be changed only by amendment of the bylaws or by a resolution adopted by a majority of the board of directors.

Limitation of Liability of Officers and Directors

        Our certificate of incorporation provides that no director shall be personally liable to us or our stockholders for monetary damages for breach of fiduciary duty as a director, except for liability as follows:

  •
  for any breach of the director's duty of loyalty to us or our stockholders;

  •
  for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of laws;

  •
  for unlawful payment of a dividend or unlawful stock purchase or stock redemption; and

  •
  for any transaction from which the director derived an improper personal benefit.

        The effect of these provisions is to eliminate our rights and our stockholders' rights, through stockholders' derivative suits on our behalf, to recover monetary damages against a director for a breach of fiduciary duty as a director, including breaches resulting from grossly negligent behavior, except in the situations described above.

No Cumulative Voting

        Our certificate of incorporation and bylaws do not provide for cumulative voting in the election of directors.

Transfer Agent

        The transfer agent for our common stock is            .

NYSE Listing

        We have applied to have our common stock listed on the NYSE under the symbol "GGS."

SHARES ELIGIBLE FOR FUTURE SALE

        Upon completion of this offering, we will have             shares of our common stock outstanding (or              shares if the underwriters exercise their over-allotment option). All of the shares sold in this offering by us (including shares sold pursuant to any exercise of the underwriters' over-allotment option) will be freely tradable without restriction under the Securities Act of 1933, as amended (the "Securities Act") or otherwise, except for:

  •
  any such shares which may be held or acquired by an "affiliate" of ours, as that term is defined in Rule 144 promulgated under the Securities Act, which shares will be subject to the volume limitations and other restrictions of Rule 144 described below; or

  •
  shares acquired or held by a person who is subject to lock-up arrangements.

        There will be             shares of our common stock eligible for sale in the public market immediately following this offering, subject to the provisions of Rule 144 under the Securities Act.

        Upon completion of this offering, approximately             shares of our common stock will be held by persons who may be deemed to be our affiliates under the Securities Act. In addition, approximately             shares of our outstanding common stock may be deemed "restricted securities" within the meaning of Rule 144. Both shares held by our affiliates and shares that are "restricted securities" may be resold by the holders only in transactions registered under the Securities Act or permitted by the provisions of Rule 144.

        Taking into account the lock-up arrangements following this offering, as described in "Underwriting",             shares of our common stock will be available for sale upon the expiration of the lock-up arrangements in transactions registered under the Securities Act or in accordance with Rule 144 (subject, in some cases, to volume limitations) promulgated under the Securities Act.

        We cannot predict the effect, if any, that future sales of our shares, or the availability of shares for future sales, will have on the market price prevailing from time to time. Sales of substantial amounts of shares, or the perception that such sales could occur, could adversely affect the prevailing market price of our shares.

Rule 144

        In general, under Rule 144 under the Securities Act, a person (or persons whose shares are aggregated) who is not deemed to have been an affiliate of ours at any time during the three months preceding a sale, and who has beneficially owned restricted securities within the meaning of Rule 144 for at least six months (including any period of consecutive ownership of preceding non-affiliated holders), would be entitled to sell those shares, subject only to the availability of current public information about us. A non-affiliated person who has beneficially owned restricted securities within the meaning of Rule 144 for at least one year would be entitled to sell those shares without regard to the provisions of Rule 144.

        A person (or persons whose shares are aggregated) who is deemed to be an affiliate of ours and who has beneficially owned restricted securities within the meaning of Rule 144 for at least six months would be entitled to sell within any three-month period a number of shares that does not exceed the greater of 1% of the then outstanding shares of our common stock or the average weekly trading volume of our common stock reported through the NYSE during the four calendar weeks preceding such sale. Such sales are also subject to certain manner of sale provisions, notice requirements and the availability of current public information about us.

Rule 701

        In general, under Rule 701 of the Securities Act as currently in effect, any of our employees, consultants or advisors who purchase shares of our common stock from us in connection with a compensatory stock or option plan or other written agreement is eligible to resell those shares 90 days after the effective date of this prospectus, to the extent not subject to lock-up agreements, in reliance on Rule 144, but without compliance with some of the restrictions, including the holding period, contained in Rule 144.

Lock-Up Agreements

        We, our officers, directors and stockholders have agreed that, without the prior consent of each of Credit Suisse Securities (USA) LLC and Barclays Capital Inc., we will not directly or indirectly offer, pledge, sell, hedge or otherwise dispose of any shares of our common stock or any securities convertible into or exchangeable or exercisable for our common stock for a period of 180 days after the date of this prospectus (a period that may be extended by up to 18 days in certain circumstances). See "Underwriting".

Stock Options

        Immediately after this offering, we intend to file with the SEC a registration statement on Form S-8 under the Securities Act covering the             shares of common stock reserved for issuance pursuant to our 2006 Incentive Compensation Plan. The registration statement is expected to be filed and become effective as soon as practicable after the closing of this offering. Accordingly, shares registered under the registration statement will, subject to Rule 144 volume limitations applicable to affiliates and the lock-up arrangements described in the "Underwriting" section of this prospectus, be available for sale in the open market.

DESCRIPTION OF INDEBTEDNESS

First Lien Credit Agreement

        On January 16, 2008, we entered into a first lien credit agreement (our "First Lien Credit Agreement") among us, the lenders party thereto, Credit Suisse, as administrative agent and collateral agent, which refinanced in full our $130 million credit facility, dated February 7, 2007. Our First Lien Credit Agreement consists of (i) a $120 million senior secured term loan facility (our "First Lien Term Loan Facility"), which matures on January 16, 2015, and (ii) a $30 million senior secured revolving credit facility (our "Revolving Credit Facility"), under which we have the ability, from time to time, to borrow, repay and reborrow, and which matures on January 16, 2014. Under our Revolving Credit Facility, we may also request up to $5 million in swingline loans and $30 million in letters of credit. The loans outstanding under our First Lien Credit Agreement were made with a 1% discount, resulting in gross loan proceeds to us of 99% of the face amount of such loans.

        Borrowings under our First Lien Term Loan Facility bear interest at a rate of LIBOR plus 4.75% or the prime rate plus 3.75%. Our borrowings under the Revolving Credit Facility bear interest at a rate that declines from LIBOR plus 4.75% or the prime rate plus 3.75% based upon our leverage ratio, to a minimum level of LIBOR plus 3.50% or the prime rate plus 2.50%. We may prepay borrowings under our First Lien Credit Agreement at any time without penalty or premium. We must make mandatory prepayments with 100% of the net proceeds from incurrence of certain debt, sale of certain assets and insurance proceeds, and with 50% of proceeds from the issuance of certain capital stock. Additionally, we are required to apply 75% (or, 50% if our total leverage ratio at the end of such year is less than 1.25 to 1.00) of our "Excess Cash Flow," as defined in our First Lien Credit Agreement, to the prepayment of loans outstanding under our credit facility.

        Our First Lien Credit Agreement is secured by a first priority lien on substantially all of our assets, excluding our headquarters facility and certain equipment financed through capital leases, and the assets of GGS International Holdings, Inc. ("GGS Holdings") and Autoseis, Inc. ("Autoseis"), two of our wholly owned subsidiaries. We, and Credit Suisse, as in its capacity as administrative agent under our First and Second Lien Credit Agreement as, entered into an intercreditor agreement dated as of January 16, 2008 that governs matters relating to the priority and enforcement of liens and other rights with respect to collateral under such facilities.

        Our First Lien Credit Agreement contains a number of restrictive and financial covenants and other terms customary in a credit facility of this type. The covenants place restrictions and limitations on our ability to, among other things:

  •
  incur or guarantee additional debt;

  •
  grant additional liens on our assets;

  •
  make certain investments or certain acquisitions of substantially all or a portion of another entity's business or assets;

  •
  merge with another entity or dispose of our assets;

  •
  pay dividends;

  •
  enter into transactions with our affiliates;

  •
  engage in other lines of business;

  •
  repurchase stock; and

  •
  amend or modify the terms of our Second Lien Credit Agreement or any subordinated debt or make a prepayment of amounts borrowed thereunder.

        Additionally, our First Lien Credit Agreement places limitations on our annual capital expenditures and requires that we maintain certain ratios of total debt to consolidated EBITDA as they define it, and of consolidated EBITDA to consolidated interest. As of June 30, 2009, we were in compliance with the covenants in our First Lien Credit Agreement.

        Events of default under our First Lien Credit Agreement include, among others:

  •
  our failure to make timely payments of principal and interest due under our First Lien Credit Agreement or reimbursements under letters of credit;

  •
  our breach of any representation or warranty or our failure to comply with any covenant under our First Lien Credit Agreement or any letter of credit;

  •
  our bankruptcy, insolvency or other similar event;

  •
  occurrence of a change in control;

  •
  default in the payment of any debt in excess of $5 million; and

  •
  judgments against us in excess of $5 million.

        Upon the occurrence and continuation of an event of default under our First Lien Credit Agreement, the lenders may, among other things, terminate their revolving loan commitments, accelerate the repayment of the loans outstanding under such agreement and declare the same to be immediately due and payable.

Second Lien Credit Agreement

        On January 16, 2008, we entered into a $50 million second lien term loan agreement which matures on July 16, 2015 (our "Second Lien Credit Agreement") among us, the lenders party thereto, Credit Suisse, as administrative agent and collateral agent. The loans under our Second Lien Credit Agreement were issued with a 3% discount, resulting in gross loan proceeds to us of 97% of the face amount of such loans.

        Borrowings under our Second Lien Credit Agreement bear interest at a rate of LIBOR plus 8.50% or the prime rate plus 7.50%. Subject to any restrictions contained in our First Lien Credit Agreement, we may prepay the borrowings at any time; provided, however, that such prepayments made prior to January 16, 2010 are subject to a prepayment premium of 2%, and those made between January 16, 2010 and January 16, 2011 are subject to a prepayment penalty of 1%. To the extent not required to be prepaid under our First Lien Credit Agreement, we must make mandatory prepayments under our Second Lien Credit Agreement with 100% of the net proceeds from incurrence of certain debt, sale of certain assets and insurance proceeds, and with 50% of proceeds from the issuance of certain capital stock. Additionally, to the extent no prepayment is required under the First Lien Credit Agreement, we are required to apply 75% (or, 50% if our total leverage ratio at the end of such year is less than 1.25 to 1.00) of our "Excess Cash Flow," as defined in our Second Lien Credit Agreement, to the prepayment of loans outstanding under our credit facility.

        Our Second Lien Credit Agreement is secured by second priority liens on the same collateral as our First Lien Credit Agreement. As discussed above, an intercreditor agreement has been entered into to govern matters relating to the priority, enforcement and other rights relating to such security.

        Our Second Lien Credit Agreement contains restrictive covenants substantially similar to those set forth in our First Lien Credit Agreement. As of June 30, 2009, we were in compliance with all of the covenants in our Second Lien Credit Agreement.

        Events of default under our Second Lien Credit Agreement are substantially similar to those under our First Lien Credit Agreement.

Weinman Promissory Notes

        On December 10, 2008, we issued two unsecured promissory notes in aggregate principle amount of $6.6 million and $5.4 million, respectively (together, "the "Weinman Notes"), to WGI Sub, LLC and Weinman GeoScience, Inc. ("Weinman") as partial consideration for the Weinman Acquisition. The Weinman Notes, which were to mature on December 1, 2010, bore interest at a per annum rate equal to 8%. On June 15, 2009, we converted, on a pro rata basis, $8 million of the outstanding $12 million into             shares of our common stock. In the third quarter of 2009 we paid off the remainder of the Weinman Notes.

Construction Loan Agreement

        On February 13, 2008, we entered into a construction loan with Citibank, N.A. for the financing of our Missouri City headquarters facility. On August 28, 2009 we amended the construction loan agreement to reduce the borrowed amount to $5.4 million, and extend the maturity date to July 31, 2019. Borrowings under the construction loan bear interest at a per annum rate of 2% plus the 10-year U.S. Treasury note rate. All our obligations under the construction loan are secured by a first lien mortgage on this facility.

CERTAIN UNITED STATES FEDERAL TAX CONSIDERATIONS FOR NON-UNITED STATES HOLDERS

        The following is a general discussion of the principal United States federal income and estate tax consequences of the ownership and disposition of our common stock by a non-U.S. holder. As used in this discussion, the term "non-U.S. holder" means a beneficial owner of our common stock that is not, for U.S. federal income tax purposes:

  •
  an individual who is a citizen or resident of the United States;

  •
  a corporation or partnership (including any entity treated as a corporation or partnership for U.S. federal income tax purposes) created or organized in or under the laws of the United States, or of any political subdivision of the United States (unless, in the case of a partnership, U.S. Treasury Regulations are adopted which provide otherwise);

  •
  an estate whose income is subject to U.S. federal income taxation regardless of its source; or

  •
  a trust, if a U.S. court is able to exercise primary supervision over the administration of the trust and one or more United States persons have authority to control all substantial decisions of the trust, or if it has a valid election in effect under applicable U.S. Treasury Regulations to be treated as a United States person.

        An individual may be treated as a resident of the United States in any calendar year for U.S. federal income tax purposes, instead of a nonresident, by, among other ways, being present in the United States for at least 31 days in that calendar year and for an aggregate of at least 183 days during a three-year period ending in the current calendar year. For purposes of the 183-day calculation, all of the days present in the current year, one-third of the days present in the immediately preceding year and one-sixth of the days present in the second preceding year are counted. Residents are taxed for U.S. federal income tax purposes as if they were U.S. citizens. This discussion does not consider:

        U.S. state or local or non-U.S. tax consequences;

  •
  all aspects of U.S. federal income and estate taxes or specific facts and circumstances that may be relevant to a particular non-U.S. holder's tax position, including the fact that in the case of a non-U.S. holder that is an entity treated as a partnership for U.S. federal income tax purposes, the U.S. tax consequences of holding and disposing of our common stock may be affected by certain determinations made at the partner level;

  •
  the tax consequences for the stockholders, partners or beneficiaries of a non-U.S. holder;

  •
  special tax rules that may apply to particular non-U.S. holders, such as controlled foreign corporations, passive foreign investment companies, financial institutions, insurance companies, tax-exempt organizations, U.S. expatriates, broker dealers, and traders in securities; or

  •
  special tax rules that may apply to a non-U.S. holder that holds our common stock as part of a "straddle," "hedge," "conversion transaction," "synthetic security" or other integrated investment.

        If a partnership (including an entity or arrangement treated as a partnership for U.S. federal income tax purposes) holds our common stock, the tax treatment of a partner generally will depend upon the status of the partner and the activities of the partnership. If you are a partner of a partnership that acquires our common stock, we urge you to consult your tax advisor.

        The following discussion is based on provisions of the U.S. Internal Revenue Code of 1986, as amended, existing and proposed U.S. Treasury Regulations and administrative and judicial interpretations, all as of the date of this prospectus, and all of which are subject to change, retroactively or prospectively. The following summary assumes that a non-U.S. holder holds our common stock as a capital asset. We urge each non-U.S. holder to consult a tax advisor regarding the U.S. federal, state, local and non-U.S. income and other tax consequences of acquiring, holding and disposing of shares of our common stock.

Distributions on Common Stock

        In the event that we make cash distributions on our common stock, these distributions generally will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Dividends paid to non-U.S. holders of our common stock that are not effectively connected with the non-U.S. holder's conduct of a U.S. trade or business will be subject to U.S. withholding tax at a 30% rate, or if a tax treaty applies, a lower rate specified by the treaty. Non-U.S. holders are urged to consult their tax advisors regarding their entitlement to benefits under a relevant income tax treaty.

        Dividends that are effectively connected with a non-U.S. holder's conduct of a trade or business in the United States and, if an income tax treaty applies, are attributable to a permanent establishment or fixed base in the United States, are taxed on a net income basis at the regular graduated rates and in the manner applicable to United States persons. In that case, we will not have to withhold U.S. federal withholding tax if the non-U.S. holder complies with applicable certification and disclosure requirements. In addition, a "branch profits tax" may be imposed at a 30% rate, or a lower rate under an applicable income tax treaty, on dividends received by a foreign corporation that are effectively connected with its conduct of a trade or business in the United States.

        A non-U.S. holder that claims the benefit of an applicable income tax treaty generally will be required to satisfy applicable certification and other requirements. However,

  •
  in the case of common stock held by a foreign partnership, the certification requirement will generally be applied to the partners of the partnership and the partnership will be required to provide certain information;

  •
  in the case of common stock held by a foreign trust, the certification requirement will generally be applied to the trust or the beneficial owners of the trust depending on whether the trust is a "foreign complex trust," "foreign simple trust" or "foreign grantor trust" as defined in the U.S. Treasury Regulations; and

  •
  look-through rules will apply for tiered partnerships, foreign simple trusts and foreign grantor trusts.

        A non-U.S. holder that is a foreign partnership or a foreign trust is urged to consult its own tax advisor regarding its status under these U.S. Treasury Regulations and the certification requirements applicable to it. A non-U.S. holder that is eligible for a reduced rate of U.S. federal withholding tax under an income tax treaty may obtain a refund or credit of any excess amounts withheld by filing an appropriate claim for refund with the U.S. Internal Revenue Service.

Gain on Disposition of Common Stock

        A non-U.S. holder generally will not be subject to U.S. federal income tax on gain recognized on a disposition of our common stock unless:

  •
  the gain is effectively connected with the non-U.S. holder's conduct of a trade or business in the United States and, if an income tax treaty applies, is attributable to a permanent establishment or fixed base maintained by the non-U.S. holder in the United States; in these cases, the gain will be taxed on a net income basis at the rates and in the manner applicable to United States persons, and if the non-U.S. holder is a foreign corporation, the branch profits tax described above may also apply;

  •
  the non-U.S. holder is an individual who is present in the United States for 183 days or more in the taxable year of the disposition and meets other requirements; or

  •
  we are or have been a "United States real property holding corporation" for U.S. federal income tax purposes at any time during the shorter of the five-year period ending on the date of disposition or the period that the non-U.S. holder held our common stock.

        Generally, a corporation is a United States real property holding corporation if the fair market value of its United States real property interests equals or exceeds 50% of the sum of the fair market value of its worldwide real property interests and its other assets used or held for use in a trade or business. We believe that we are not a United States real property holding corporation, or USRPHC, for U.S. federal income tax purposes. However, even if we were a USRPHC, the tax relating to stock in a USRPHC generally will not apply to a non-U.S. holder whose holdings, direct and indirect, at all times during the applicable period, constituted 5% or less of our common stock, provided that our common stock was regularly traded on an established securities market.

U.S. Federal Estate Tax

        Common stock owned or treated as owned by an individual who is a non-U.S. holder for U.S. federal estate tax purposes at the time of death will be included in the individual's gross estate for U.S. federal estate tax purposes, unless an applicable estate tax or other treaty provides otherwise, and therefore may be subject to U.S. federal estate tax.

Information Reporting and Backup Withholding Tax

        Dividends paid to you may be subject to information reporting and U.S. backup withholding. If you are a non-U.S. holder you will be exempt from this backup withholding tax if you properly provide a Form W-8BEN certifying that you are a non-U.S. holder or otherwise meet documentary evidence requirements for establishing that you are a non-U.S. holder, or you otherwise establish an exemption.

        The gross proceeds from the disposition of our common stock may be subject to information reporting and backup withholding. If you sell your common stock outside the United States through a non-U.S. office of a non-U.S. broker and the sales proceeds are paid to you outside the United States, then the U.S. backup withholding and information reporting requirements generally will not apply to that payment. However, U.S. information reporting, but not backup withholding, will generally apply to a payment of sales proceeds, even if that payment is made outside the United States, if you sell your common stock through a non-U.S. office of a broker that:

  •
  is a United States person;

  •
  derives 50% or more of its gross income in specific periods from the conduct of a trade or business in the United States;

  •
  is a "controlled foreign corporation" for U.S. tax purposes; or

  •
  is a foreign partnership, if at any time during its tax year:

  •
  one or more of its partners are United States persons who in the aggregate hold more than 50% of the income or capital interests in the partnership; or

  •
  the foreign partnership is engaged in a U.S. trade or business,

unless the broker has documentary evidence in its files that you are a non-U.S. person and certain other conditions are met, or you otherwise establish an exemption.

        If you receive payments of the proceeds of a sale of our common stock to or through a U.S. office of a broker, the payment is subject to both U.S. backup withholding and information reporting unless you properly provide a Form W-8BEN certifying that you are a non-U.S. person or you otherwise establish an exemption.

        You generally may obtain a refund of any amounts withheld under the backup withholding rules that exceed your U.S. federal income tax liability by timely filing a properly completed claim for refund with the U.S. Internal Revenue Service.

        THE FOREGOING DISCUSSION SHOULD NOT BE VIEWED AS TAX ADVICE. INVESTORS CONSIDERING THE PURCHASE OF OUR COMMON STOCK ARE URGED TO CONSULT THEIR OWN TAX ADVISORS REGARDING THE APPLICATION OF THE U.S. FEDERAL INCOME TAX LAWS TO THEIR PARTICULAR SITUATIONS AND THE APPLICABILITY AND EFFECT OF STATE, LOCAL OR FOREIGN TAX LAWS AND TAX TREATIES.

UNDERWRITING

        Under the terms and subject to the conditions contained in an underwriting agreement dated                        , 2009, we have agreed to sell to the underwriters named below, for whom Credit Suisse Securities (USA) LLC and Barclays Capital Inc. are acting as representatives and book-running managers, the following respective number of shares of common stock:

Underwriter	Number of Shares
Credit Suisse Securities (USA) LLC
Barclays Capital Inc.
Tudor, Pickering, Holt & Co. Securities, Inc.

Total

        The underwriting agreement provides that the underwriters are obligated to purchase all the shares of common stock in the offering if any are purchased, other than those shares covered by the over-allotment option described below. The underwriting agreement also provides that if an underwriter defaults, the purchase commitments of non-defaulting underwriters may be increased or the offering may be terminated.

        All sales of the common stock in the U.S. will be made by U.S. registered broker-dealers.

        We have granted to the underwriters a 30-day option to purchase on a pro rata basis up to            additional shares from us at the initial public offering price less the underwriting discounts. The option may be exercised only to cover any over-allotments of common stock.

        The underwriters propose to offer the shares of common stock initially at the public offering price on the cover page of this prospectus and to selling group members at that price less a selling concession of $            per share. The underwriters and selling group members may allow a discount of $            per share on sales to other broker-dealers. After the initial public offering the underwriters may change the public offering price and concession and discount to broker-dealers.

        The following table summarizes the compensation and estimated expenses we will pay:

	Per Share		Total
	Without Over-allotment	With Over-allotment	Without Over-allotment	With Over-allotment
Underwriting Discounts Paid by Us	$	$	$	$
Expenses Payable by Us	$	$	$	$

        The underwriters have informed us that they do not intend to confirm sales to discretionary accounts that exceed 5% of the total number of shares offered by them.

        We have agreed that we will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, or file with the SEC a registration statement under the Securities Act relating to, any shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock, or publicly disclose the intention to make any offer, sale, pledge, disposition or filing, without the prior written consent of Credit Suisse Securities (USA) LLC and Barclays Capital Inc. for a period of 180 days after the date of this prospectus. However, in the event that either (1) during the last 17 days of the "lock-up" period, we release earnings results or material news or a material event relating to us occurs or (2) prior to the expiration of the "lock-up" period, we announce that we will release earnings results during the 16-day period beginning on the last day of the "lock-up" period, then in either case the expiration of the "lock-up" will be extended until the expiration of the 18-day period beginning on the date of the release of the earnings results or the occurrence of the material news or event, as applicable, unless Credit Suisse Securities (USA) LLC and Barclays Capital Inc. waive, in writing, such an extension.

        Except pursuant to this offering, our officers, directors and stockholders have agreed that they will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, any shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock, enter into a transaction that would have the same effect, or enter into any swap, hedge or other arrangement that transfers, in whole or in part, any of the economic consequences of ownership of our common stock, whether any of these transactions are to be settled by delivery of our common stock or other securities, in cash or otherwise, or publicly disclose the intention to make any offer, sale, pledge or disposition, or to enter into any transaction, swap, hedge or other arrangement, without, in each case, the prior written consent of Credit Suisse Securities (USA) LLC and Barclays Capital Inc. for a period of 180 days after the date of this prospectus. However, in the event that either (1) during the last 17 days of the "lock-up" period, we release earnings results or material news or a material event relating to us occurs or (2) prior to the expiration of the "lock-up" period, we announce that we will release earnings results during the 16-day period beginning on the last day of the "lock-up" period, then in either case the expiration of the "lock-up" will be extended until the expiration of the 18-day period beginning on the date of the release of the earnings results or the occurrence of the material news or event, as applicable, unless Credit Suisse Securities (USA) LLC and Barclays Capital Inc. waive, in writing, such an extension.

        The underwriters have reserved for sale at the initial public offering price up to             shares of the common stock for employees, directors and other persons associated with us who have expressed an interest in purchasing common stock in the offering. The number of shares available for sale to the general public in the offering will be reduced to the extent these persons purchase the reserved shares. Any reserved shares not so purchased will be offered by the underwriters to the general public on the same terms as the other shares. Participants in the directed share program will be subject to lock-up agreements with terms substantially similar to those described in the preceding paragraph.

        We have agreed to indemnify the underwriters against liabilities under the Securities Act, or contribute to payments that the underwriters may be required to make in that respect.

        We will apply to list the shares of common stock on the NYSE. In connection with the listing of the common stock on the NYSE, the underwriters will undertake to sell at least the minimum number of shares to at least the minimum number of beneficial owners necessary to meet the NYSE listing requirements.

        Credit Suisse Securities (USA) LLC and certain of its affiliates are serving as agents, arranger and a lender under our First Lien Credit Agreement and agents and arranger under our Second Lien Credit Agreement for which they have received customary compensation in such capacities. Pursuant to these credit facilities we have also agreed to indemnify such persons against a variety of liabilities and to reimburse certain expenses. In addition, an affiliate of Credit Suisse Securities (USA) LLC holds, directly and indirectly, approximately 2.0% of our outstanding capital stock.

        Prior to this offering, there has been no public market for our common stock. The initial public offering price for our common stock will be determined by negotiation between us and the underwriters. The principal factors to be considered in determining the initial public offering price include the following:

  •
  the general condition of the securities markets;

  •
  market conditions for initial public offerings;

  •
  the market for securities of companies in businesses similar to ours;

  •
  the history and prospects for the industry in which we compete;

  •
  our past and present operations and earnings and our current financial position;

  •
  the history and prospects for our business;

  •
  an assessment of our management; and

  •
  other information included in this prospectus and otherwise available to the underwriters.

        There can be no assurance that the initial public offering price will correspond to the price at which our common stock will trade in the public market subsequent to this offering or that an active trading market will develop and continue after this offering.

        In connection with the offering, the underwriters may engage in stabilizing transactions, over-allotment transactions, syndicate covering transactions and penalty bids in accordance with Regulation M under the Exchange Act.

  •
  Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum.

  •
  Over-allotment involves sales by the underwriters of shares in excess of the number of shares the underwriters are obligated to purchase, which creates a syndicate short position. The short position may be either a covered short position or a naked short position. In a covered short position, the number of shares over-allotted by the underwriters is not greater than the number of shares that they may purchase in the over-allotment option. In a naked short position, the number of shares involved is greater than the number of shares in the over-allotment option. The underwriters may close out any covered short position by either exercising their over-allotment option and/or purchasing shares in the open market.

  •
  Syndicate covering transactions involve purchases of the common stock in the open market after the distribution has been completed in order to cover syndicate short positions. In determining the source of shares to close out the short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option. If the underwriters sell more shares than could be covered by the over-allotment option, a naked short position, the position can only be closed out by buying shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there could be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering.

  •
  Penalty bids permit the representatives to reclaim a selling concession from a syndicate member when the common stock originally sold by the syndicate member is purchased in a stabilizing or syndicate covering transaction to cover syndicate short positions.

        These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of the common stock. As a result the price of our common stock may be higher than the price that might otherwise exist in the open market. These transactions may be effected on the NYSE or otherwise and, if commenced, may be discontinued at any time.

        A prospectus in electronic format may be made available on the web sites maintained by one or more of the underwriters, or selling group members, if any, participating in this offering and one or more of the underwriters participating in this offering may distribute prospectuses electronically. The representatives may agree to allocate a number of shares to underwriters and selling group members for sale to their online brokerage account holders. Internet distributions will be allocated by the underwriters and selling group members that will make internet distributions on the same basis as other allocations.

NOTICE TO CANADIAN RESIDENTS

Resale Restrictions

        The distribution of the shares of common stock in Canada is being made only on a private placement basis exempt from the requirement that we prepare and file a prospectus with the securities regulatory authorities in each province where trades of common stock are made. Any resale of the common stock in Canada must be made under applicable securities laws which will vary depending on the relevant jurisdiction, and which may require resales to be made under available statutory exemptions or under a discretionary exemption granted by the applicable Canadian securities regulatory authority. Purchasers are advised to seek legal advice prior to any resale of the common stock.

Representations of Purchasers

        By purchasing the common stock in Canada and accepting a purchase confirmation a purchaser is representing to us and the dealer from whom the purchase confirmation is received that:

  •
  the purchaser is entitled under applicable provincial securities laws to purchase the common stock without the benefit of a prospectus qualified under those securities laws,

  •
  where required by law, that the purchaser is purchasing as principal and not as agent,

  •
  the purchaser has reviewed the text above under Resale Restrictions, and

  •
  the purchaser acknowledges and consents to the provision of specified information concerning its purchase of the common stock to the regulatory authority that by law is entitled to collect the information.

        Further details concerning the legal authority for this information is available on request.

Rights of Action—Ontario Purchasers Only

        Under Ontario securities legislation, certain purchasers who purchase a security offered by this prospectus during the period of distribution will have a statutory right of action for damages, or while still the owner of the common stock, for rescission against us in the event that this prospectus contains a misrepresentation without regard to whether the purchaser relied on the misrepresentation. The right of action for damages is exercisable not later than the earlier of 180 days from the date the purchaser first had knowledge of the facts giving rise to the cause of action and three years from the date on which payment is made for the common stock. The right of action for rescission is exercisable not later than 180 days from the date on which payment is made for the common stock. If a purchaser elects to exercise the right of action for rescission, the purchaser will have no right of action for damages against us. In no case will the amount recoverable in any action exceed the price at which the common stock were offered to the purchaser and if the purchaser is shown to have purchased the securities with knowledge of the misrepresentation, we will have no liability. In the case of an action for damages, we will not be liable for all or any portion of the damages that are proven to not represent the depreciation in value of the common stock as a result of the misrepresentation relied upon. These rights are in addition to, and without derogation from, any other rights or remedies available at law to an Ontario purchaser. The foregoing is a summary of the rights available to an Ontario purchaser. Ontario purchasers should refer to the complete text of the relevant statutory provisions.

Enforcement of Legal Rights

        All of our directors and officers as well as the experts named herein may be located outside of Canada and, as a result, it may not be possible for Canadian purchasers to effect service of process within Canada upon us or those persons. All or a substantial portion of our assets and the assets of those persons may be located outside of Canada and, as a result, it may not be possible to satisfy a judgment against us or those persons in Canada or to enforce a judgment obtained in Canadian courts against us or those persons outside of Canada.

Taxation and Eligibility for Investment

        Canadian purchasers of the common stock should consult their own legal and tax advisors with respect to the tax consequences of an investment in the common stock in their particular circumstances and about the eligibility of the common stock for investment by the purchaser under relevant Canadian legislation.

 WHERE YOU CAN FIND MORE INFORMATION

        We filed with the SEC a registration statement on Form S-1 under the Securities Act for the shares of our common stock to be sold in this offering. This prospectus does not contain all of the information in the registration statement and the exhibits that were filed with the registration statement. For further information with respect to us and our common stock, we refer you to the registration statement and the exhibits that were filed with the registration statement. Statements contained in this prospectus about the contents of any contract or any other document that is filed as an exhibit to the registration statement are not necessarily complete, and we refer you to the full text of the contract or other document filed as an exhibit to the registration statement. A copy of the registration statement and the exhibits that were filed with the registration statement may be inspected without charge at the public reference facilities maintained by the SEC at 100 F Street, N.E., Room 1580, Washington, D.C. 20549, and copies of all or any part of the registration statement may be obtained from the SEC upon payment of the prescribed fee. Information on the operation of the public reference facilities may be obtained by calling the SEC at 1-800-SEC-0330. The SEC maintains a website that contains reports, proxy and information statements, and other information regarding registrants that file electronically with the SEC. The address of the site is www.sec.gov. You may also request copies of these filings, at no cost, by telephone at (713) 972-9200 or by mail to: Global Geophysical Services, Inc., 13927 South Gessner Road, Missouri City, Texas 77489, Attention: General Counsel.

        We maintain an Internet website at www.globalgeophysical.com. The information contained on, connected to or that can be accessed via our website is not part of this prospectus.

        The other information we file with the SEC and that is available on our website is not part of the registration statement of which this prospectus forms a part.

LEGAL MATTERS

        The validity of the shares of common stock offered hereby will be passed upon for us by Haynes and Boone, LLP, Houston, Texas. Certain legal matters will be passed upon for the underwriters by Akin Gump Strauss Hauer & Feld, LLP, Houston, Texas.

EXPERTS

        The financial statements included in this prospectus of Global Geophysical Services, Inc. as of December 31, 2006, 2007 and 2008 and June 30, 2009, and for the years ended December 31, 2006, 2007, and 2008 and for the six months ended June 30, 2009, and of Weinman GeoScience, Inc. as of December 31, 2007 and May 31, 2008 and for the five-month period ended May 31, 2008 have been audited by UHY LLP, independent registered public accounting firm, as stated in their reports thereon, and are included in reliance upon the report of such firm given upon its authority as experts in accounting and auditing.

12 Greenway Plaza Suite 1202 Houston, TX 77046

Phone	713-561-6500
Fax	713-968-7128
Web	www.uhy-us.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders

        Global Geophysical Services, Inc. and Subsidiaries

Houston, Texas

We have audited the accompanying consolidated balance sheets of Global Geophysical Services, Inc. and Subsidiaries (the "Company") as of December 31, 2007 and 2008, and the related consolidated statements of operations, stockholders' equity and cash flows for each of the years in the three-year period ended December 31, 2008. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Global Geophysical Services, Inc. and Subsidiaries as of December 31, 2007 and 2008, and the consolidated results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2008, in conformity with accounting principles generally accepted in the United States of America.

UHY LLP

Houston, Texas
March 31, 2009

GLOBAL GEOPHYSICAL SERVICES, INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS

	December 31,
	2007	2008
ASSETS
CURRENT ASSETS
Cash and cash equivalents	$16,920,322	$30,444,316
Restricted cash investments	2,397,000	7,562,338
Accounts receivable:
Trade, net of allowances for doubtful accounts of $0 and $333,499 at December 31, 2007 and 2008, respectively	42,047,925	64,354,321
Income taxes receivable	—	2,304,555
Prepaid expenses and other current assets	16,222,500	13,590,784

TOTAL CURRENT ASSETS	77,587,747	118,256,314
PROPERTY AND EQUIPMENT, net	172,735,408	176,517,607
GOODWILL AND OTHER INTANGIBLES	1,555	20,454,428
MULTICLIENT LIBRARY, net	—	9,062,657
DEPOSITS AND OTHER	38,745	584,169
DEBT ISSUANCE COSTS, net	3,080,347	4,776,952

TOTAL ASSETS	$253,443,802	$329,652,127

See accompanying notes to consolidated financial statements.

GLOBAL GEOPHYSICAL SERVICES, INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS (CONTINUED)

	December 31,
	2007	2008
LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES
Accounts payable and accrued expenses	$38,435,108	$33,225,405
Current portion of long-term debt	1,146,836	9,763,841
Current portion of capital lease obligations	3,555,550	4,996,859
Taxes payable	3,029,809	6,772,710
Deferred revenue	6,943,023	9,999,338
Liability on derivative instruments	—	1,153,257
Other payables	987	—

TOTAL CURRENT LIABILITIES	53,111,313	65,911,410
DEFERRED INCOME TAXES	4,623,622	3,196,995
LONG-TERM DEBT, net of current portion and unamortized discount	122,800,000	195,011,046
CAPITAL LEASE OBLIGATIONS, net of current portion	2,863,776	1,797,686
OTHER LONG-TERM LIABILITY	—	1,125,000

TOTAL LIABILITIES	183,398,711	267,042,137
COMMITMENTS AND CONTINGENCIES
STOCKHOLDERS' EQUITY
Series A Convertible Preferred Stock, $.01 par value, authorized 50,000,000 shares, 27,701,040 issued and 20,243,040 outstanding at December 31, 2007 and 2008	277,010	277,010
Class A Common stock, $.01 par value, authorized 30,000,000 shares, 4,000,000 issued and 3,739,100 and 3,709,100 outstanding at December 31, 2007 and 2008, respectively	40,000	40,000
Class B Common stock, $.01 par value, authorized 120,000,000 shares, 5,419,340 and 5,547,107 issued and 4,443,374 and 4,475,105 outstanding at December 31, 2007 and 2008, respectively	54,193	55,471
Additional paid-in capital	152,095,935	153,325,355
Retained earnings (accumulated deficit)	5,170,868	(2,875,221)

	157,638,006	150,822,615
Less: treasury stock, at cost, 8,694,866 and 8,820,902 shares at December 31, 2007 and 2008, respectively	87,592,915	88,212,625

TOTAL STOCKHOLDERS' EQUITY	70,045,091	62,609,990

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$253,443,802	$329,652,127

See accompanying notes to consolidated financial statements.

GLOBAL GEOPHYSICAL SERVICES, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS

	Year Ended December 31,
	2006	2007	2008
REVENUES	$83,577,205	$225,742,071	$376,256,261
OPERATING EXPENSES	66,717,345	188,701,840	319,451,408

GROSS PROFIT	16,859,860	37,040,231	56,804,853
SELLING, GENERAL, AND ADMINISTRATIVE EXPENSES	9,146,367	18,684,574	30,190,204

INCOME FROM OPERATIONS	7,713,493	18,355,657	26,614,649
OTHER INCOME (EXPENSE)
Interest expense, net	(3,751,673)	(10,744,547)	(22,383,705)
Unrealized loss on derivative instruments	—	—	(1,153,257)
Foreign exchange loss	—	(198,138)	(5,210,431)
Other income (expense)	(125,474)	(35,285)	113,901

TOTAL OTHER EXPENSE	(3,877,147)	(10,977,970)	(28,633,492)

INCOME (LOSS) BEFORE INCOME TAXES	3,836,346	7,377,687	(2,018,843)
INCOME TAX EXPENSE (BENEFIT)
Current	191,427	2,432,290	7,453,873
Deferred	1,742,990	2,508,632	(1,426,627)

TOTAL INCOME TAX EXPENSE	1,934,417	4,940,922	6,027,246

NET INCOME (LOSS)	$1,901,929	$2,436,765	$(8,046,089)

INCOME (LOSS) PER COMMON SHARE
Basic	$.23	$.31	$(1.04)

Diluted	$.08	$.09	$(1.04)

WEIGHTED AVERAGE SHARES OUTSTANDING
Basic	8,299,220	7,821,638	7,702,111

Diluted	23,723,660	28,265,315	7,702,111

See accompanying notes to consolidated financial statements.

GLOBAL GEOPHYSICAL SERVICES, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

YEARS ENDED DECEMBER 31, 2006, 2007 AND 2008

		Common Stock					Retained Earnings (Accumulated Deficit)
	Preferred Stock			Additional Paid-in Capital	Deferred Compensation	Treasury Stock		Total Stockholders' Equity
		Class A	Class B
Balances at January 1, 2006	$115,413	$40,000	$45,442	$8,780,927	$(1,975)	$(50,498)	$832,174	$9,761,483
Issuance of Common Stock	—	—	6,796	280,706	—	—	—	287,502
Issuance of Preferred Stock, net	137,531	—	—	117,243,166	—	—	—	117,380,697
Compensation expense associated with stock grants	—	—	—	148,869	1,975	—	—	150,844
Purchase of Treasury Stock	—	—	—	—	—	(53,869,015)	—	(53,869,015)
Net income	—	—	—	—	—	—	1,901,929	1,901,929

Balances at December 31, 2006	252,944	40,000	52,238	126,453,668	—	(53,919,513)	2,734,103	75,613,440
Issuance of Common Stock	—	—	1,955	—	—	—	—	1,955
Issuance of Preferred Stock, net	24,066	—	—	25,031,410	—	—	—	25,055,476
Compensation expense associated with stock grants	—	—	—	610,857	—	—	—	610,857
Purchase of Treasury Stock	—	—	—	—	—	(33,673,402)	—	(33,673,402)
Net income	—	—	—	—	—	—	2,436,765	2,436,765

Balances at December 31, 2007	277,010	40,000	54,193	152,095,935	—	(87,592,915)	5,170,868	70,045,091
Issuance of Common Stock	—	—	1,278	—	—	—	—	1,278
Compensation expense associated with stock grants	—	—	—	1,229,420	—	—	—	1,229,420
Purchase of Treasury Stock	—	—	—	—	—	(619,710)	—	(619,710)
Net loss	—	—	—	—	—	—	(8,046,089)	(8,046,089)

Balances at December 31, 2008	$277,010	$40,000	$55,471	$153,325,355	$—	$(88,212,625)	$(2,875,221)	$62,609,990

See accompanying notes to consolidated financial statements.

GLOBAL GEOPHYSICAL SERVICES, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year Ended December 31,
	2006	2007	2008
CASH FLOWS FROM OPERATING ACTIVITIES
Net income (loss)	$1,901,929	$2,436,765	$(8,046,089)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Depreciation and amortization expense	12,140,722	33,331,322	73,914,146
Amortization of debt issuance costs	309,232	1,362,232	3,805,508
Stock-based compensation	143,956	610,857	1,229,420
Deferred tax expense (benefit)	1,742,990	2,508,632	(1,426,627)
Unrealized loss on derivative instrument	—	—	1,153,257
Loss (gain) on disposal of property and equipment	49,323	65,267	(818,668)
Effects of changes in operating assets and liabilities:
Accounts receivable	(11,267,282)	(27,946,311)	(22,306,396)
Prepaid expenses and other current assets	(7,890,338)	(7,628,650)	3,031,716
Other assets	(3,648)	(23,497)	(548,721)
Accounts payable and accrued expenses	1,102,789	3,372,015	(10,331,182)
Deferred revenue	2,567,110	1,286,629	3,056,315
Other payables	4,345	7,258	(987)
Income taxes receivable	(750,000)	750,000	(2,304,555)
Taxes payable	(53,416)	2,823,936	3,742,901

NET CASH PROVIDED BY (USED IN) OPERATING ACTIVITIES	(2,288)	12,956,455	44,150,038
CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of property and equipment	(75,000,122)	(81,364,346)	(49,843,664)
Investment in multi-client library	—	—	(28,207,182)
Purchase of restricted cash investments	1,450,000	(2,397,000)	(5,165,338)
Purchase of business	—	—	(10,375,000)
Proceeds from the sale of property and equipment	55,808	207,826	—
Proceeds from insurance claim	—	—	5,855,000

NET CASH USED IN INVESTING ACTIVITIES	(73,494,314)	(83,553,520)	(87,736,184)
CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from long-term debt, net of discount	58,185,848	125,810,836	206,472,786
Principal payments on long-term debt	(602,583)	(59,478,013)	(137,923,726)
Principal payments on capital leases	(15,177,023)	(3,347,619)	(5,597,366)
Debt issuance costs	(1,356,252)	(3,395,559)	(5,223,122)
Purchase of treasury stock	(53,869,015)	(33,673,402)	(619,710)
Issuance of stock	117,638,165	25,094,353	1,278

NET CASH PROVIDED BY FINANCING ACTIVITIES	104,819,140	51,010,596	57,110,140

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	31,322,538	(19,586,469)	13,523,994
CASH AND CASH EQUIVALENTS, beginning of period	5,184,253	36,506,791	16,920,322

CASH AND CASH EQUIVALENTS, end of period	$36,506,791	$16,920,322	$30,444,316

SUPPLEMENTAL CASH FLOW INFORMATION
Interest paid	$3,751,673	$10,744,547	$18,841,933

Income taxes paid	$994,843	$136,072	$5,782,629

NON-CASH INVESTING AND FINANCING ACTIVITIES
Property and equipment additions financed through capital leases	$6,785,166	$3,365,414	$5,972,585

Property and equipment additions financed through accounts payable and accrued expenses	$18,085,801	$9,978,488	$5,121,479

Property and equipment additions financed by transfer of deposits	$1,323,370	$—	$—

Original issue discount on notes payable	$—	$—	$2,700,000

Due to seller related to purchase of business	$—	$—	$1,125,000

Notes payable related to purchase of business	$—	$—	$12,000,000

Property and equipment additions and other assets acquired through purchase of business	$—	$—	$3,050,424

See accompanying notes to consolidated financial statements.

GLOBAL GEOPHYSICAL SERVICES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2006, 2007 AND 2008

NOTE 1—ORGANIZATION AND NATURE OF OPERATIONS

        Global Geophysical Services, Inc., a Delaware corporation, and its subsidiaries (collectively referred to as the "Company") are headquartered in Houston, Texas. The Company provides an integrated suite of seismic data solutions to the global oil and gas industry, including the Company's high resolution Reservoir Grade (RG3D)™ seismic service. The Company's seismic data solutions consist primarily of seismic data acquisition, processing and interpretation services. Through these services, the Company delivers data that enables the creation of high quality images of the Earth's subsurface that reveal complex structural and stratigraphic details. These images are used primarily by oil and gas companies to reduce risk associated with oil and gas exploration, to optimize well completion techniques and to monitor changes in hydrocarbon reservoirs. The company integrates seismic survey design, data acquisition, processing and interpretation to deliver an enhanced product to clients. In addition, the Company owns and markets a growing seismic data library and licenses this data to clients on a non-exclusive basis.

NOTE 2—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Revenue Recognition:

        Contract Revenue    The Company's services are provided under cancelable service contracts, which vary in terms and conditions. The Company reviews the deliverables in each contract and, where applicable, applies the accounting guidance contained in EITF 00-21, "Accounting for Revenue Contracts with Multiple Deliverables." The Company recognizes revenue in accordance with the terms of the contract. These contracts are either "turnkey" or "term" agreements or a combination of the two. Under turnkey agreements or the turnkey portions thereof, the Company recognizes period revenue based upon quantifiable measures of progress, such as square miles or linear kilometers of data acquired. Under term agreements or the term portions thereof, period revenue is recognized on a day-rate basis. With respect to those contracts where the client pays separately for the mobilization of equipment, the Company recognizes such mobilization fees as revenue during the performance of the seismic acquisition, using the same quantifiable measures of progress as for the acquisition work. The Company also receives reimbursements for certain out-of-pocket expenses under the terms of its service contracts. The Company records amounts billed to clients in revenue as the gross amount including out-of-pocket expenses that are reimbursed by the client. In some instances, customers are billed in advance of services performed and the Company recognizes the liability as deferred revenue.

        Multiclient Seismic Data Library    The multiclient library consists of completed and in-process seismic surveys that are licensed on a nonexclusive basis. This data is acquired and processed by the Company utilizing the Company's resources. Costs are initially capitalized and then charged to operating expenses based on the percentage of the total costs to the estimated total revenue that the Company expects to receive from the sales of such data. However, under no circumstance will an individual survey carry a net book value greater than a 4-year straight-line amortized value. Amortization expense of the multiclient seismic data was $0 and $19,144,525 for the years ended December 31, 2007 and 2008, respectively.

        Revenue from the creation of new seismic data is recognized when (i) the Company has an arrangement with the customer that is validated by a signed contract, (ii) the sales price is fixed and determinable, (iii) collection is reasonably assured, and (iv) will be recognized throughout the creation period using the proportional performance method based upon costs incurred and work performed to

GLOBAL GEOPHYSICAL SERVICES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

DECEMBER 31, 2006, 2007 AND 2008

NOTE 2—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

date as a percentage of total estimated costs and work required. Management believes that this method is the most reliable and representative measure of progress for its data creation projects.

        Revenue from late sales is recognized when (i) the Company has an arrangement with the customer that is validated by a signed contract, (ii) the sales price is fixed and determinable, (iii) collection is reasonably assured, (iv) the customer has selected the specific data or the contract has expired without full selection and the license term has begun. Through December 31, 2008, the Company has not recorded any revenue for late sales.

Mobilization Costs:    Transportation and other expenses incurred prior to the commencement of geophysical operations are deferred and amortized over the term of the related contract. At December 31, 2007 and 2008, unamortized mobilization costs of $15,460,175 and $12,170,550, respectively, were recorded as prepaid expenses.

Financial Instruments:    Financial instruments consist of cash and cash equivalents, accounts receivable and payable, and debt. The carrying value of cash and cash equivalents and accounts receivable and payable approximate fair value due to their short-term nature. The Company believes the fair value and the carrying value of all other debt would not be materially different due to the instruments' interest rates approximating market rates for similar borrowings at December 31, 2007 and December 31, 2008.

Cash and Cash Equivalents:    The Company considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents.

Accounts Receivable:    Trade accounts receivable are recorded in accordance with terms and amounts as specified in the related contracts on an ongoing basis. Amounts recorded as unbilled represent work done for customers but not billed at year end in accordance with contract provisions and generally are expected to be billed in one to two months. Management of the Company continually monitors accounts receivable for collectibility issues. The Company evaluates the collectibility of accounts receivable on a specific account basis using a combination of factors, including the age of the outstanding balances, evaluation of the customer's financial condition, and discussions with relevant Company personnel and with the customers directly. At December 31, 2007 and 2008, the allowance was $0 and $333,499, respectively.

        Included in accounts receivable at December 31, 2008 are receivables aggregating approximately $5,000,000 from three customers. Such receivables are in dispute; however, management and in-house counsel believe that the Company has performed services in accordance with the terms of the contract and, as such, are fully collectible.

Property and Equipment:    Property and equipment are stated at cost. Depreciation is computed on the straight-line basis over the estimated useful lives of the various classes of assets as follows:

Boats	10 years
Computers and software	3 years
Furniture and fixtures	1-2 years
Machinery and equipment	3-7 years

GLOBAL GEOPHYSICAL SERVICES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

DECEMBER 31, 2006, 2007 AND 2008

NOTE 2—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

        Management's estimation of useful life is based on circumstances that exist in the seismic industry and information available at the time of the asset purchase. As circumstances change and new information becomes available these estimates could change.

        Disposals are removed at cost less accumulated depreciation with any resulting gain or loss reflected in income from operations within the statement of income during the reporting period. Substantially all of the Company's assets are pledged as collateral to secure debt.

Goodwill:    Goodwill represents the excess of costs over the fair value of net assets of acquired businesses. Goodwill acquired in a business combination is not amortized, but instead tested for impairment at least annually. Under this goodwill impairment test, if the fair value of a reporting unit does not exceed its carrying value, the excess of fair value of the reporting unit over the fair value of its net assets is considered to be the implied fair value of goodwill. If the carrying value of goodwill exceeds its implied fair value, the difference is recognized as a loss on impairment of goodwill. Goodwill was evaluated for impairment as of December 31, 2008 and was not deemed to be impaired.

Asset Impairment:    In accordance with Statement of Financial Accounting Standards ("SFAS") No. 144, "Accounting for Impairment or Disposal of Long-Lived Assets," the Company evaluates the recoverability of property and equipment and other long-lived assets if facts and circumstances indicate that any of those assets might be impaired. If an evaluation is required, the estimated future undiscounted cash flows associated with the asset are compared to the asset's carrying amount to determine if an impairment of such property is necessary. The effect of any impairment would be to expense the difference between the fair value of such property and its carrying value.

        In accordance with SFAS No. 144, the impairment evaluation is based first on a comparison of the undiscounted future cash flows over each component's remaining estimated useful life with the carrying value of each library component. If the undiscounted cash flows are equal to or greater than the carrying value of such component, no impairment is recorded. If undiscounted cash flows are less than the carrying value of any component, the forecast of future cash flows related to such component is discounted to fair value and compared with such component's carrying amount. The difference between the library component's carrying amount and the discounted future value of the expected revenue stream is recorded as an impairment charge. There were no impairment charges recognized in the statements of operations during the years ended December 31, 2006, 2007 and 2008.

Deferred Revenue:    Deferred revenue consists primarily of client payments made in advance of work done and deferred fees related to the mobilization period. These amounts are amortized over the term of the related contract. Deferred revenue consists of the following:

	December 31,
	2007	2008
Client payments made in advance of work done	$3,912,372	$8,263,254
Mobilization fees	3,030,651	1,736,084

Deferred Revenue	$6,943,023	$9,999,338

GLOBAL GEOPHYSICAL SERVICES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

DECEMBER 31, 2006, 2007 AND 2008

NOTE 2—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

        Treasury Stock:    The Company utilizes the cost method for accounting for its treasury stock acquisitions and dispositions.

Stock Warrants:    At December 31, 2007 and 2008, the Company has outstanding warrants which entitle the holders to purchase an aggregate of 390,000 shares of Class B Common Stock of the Company at an exercise price of $4.25 per share.

Debt Issuance Costs:    The costs related to the issuance of debt are capitalized and amortized to interest expense using the effective interest method over the maturity period of the related debt. Accumulated amortization is $315,212 and $550,484 at December 31, 2007 and December 31, 2008, respectively. The balance of debt issuance costs the Company had not recognized at December 31, 2008 was $4,776,952.

        The Company expensed $2,976,032 to interest expense during 2008 for the debt issuance costs related to the Company's prior credit facility upon refinancing with the new credit facility in January 2008.

Concentrations of Credit Risk:    The Company maintains its cash in bank deposits with a financial institution. These deposits, at times, exceed federally insured limits. In October 2008, the Federal Insurance Corporation increased its insurance from $100,000 to $250,000 per depositor, and to an unlimited amount for non-interest bearing accounts. The coverage increase, which is temporary, extends through December 31, 2009. The Company monitors the financial condition of the financial institution and has not experienced any losses on such accounts. The Company is not party to any financial instruments which would have off-balance sheet credit or interest rate risk. Customer concentration risks are discussed in Note 15.

Advertising:    Advertising costs are expensed as incurred and were approximately $336,000, $409,000 and $347,500 for the years ended December 2006, 2007 and 2008, respectively.

Income Taxes:    Under the asset and liability method required by SFAS No. 109 "Accounting for Income Taxes", deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Under SFAS No. 109, the effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

Earnings Per Share:    The Company accounts for earnings per share in accordance with SFAS 128, "Earnings per Share." Basic earnings per share amounts are calculated by dividing net income by the weighted average number of common shares outstanding during each period. Diluted earnings per share is calculated by dividing net income by the weighted average number of common shares outstanding for the periods, including the dilutive effect of restricted stock, options, and warrants granted and convertible preferred stock. Dilutive restricted stock, options, and warrants that are issued during a period or that expire or are canceled during a period are reflected in the computations for the time they were outstanding during the periods being reported. Restricted stock, options, and warrants

GLOBAL GEOPHYSICAL SERVICES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

DECEMBER 31, 2006, 2007 AND 2008

NOTE 2—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

where the exercise price exceeds the average stock price for the period are considered antidilutive, and therefore are not included in the calculation of dilutive shares.

Foreign Operations:    The Company's future revenues, in part, depend on operating results from its operations in foreign countries. The success of the Company's operations is subject to various contingencies beyond management's control. These contingencies include general and regional economic conditions, prices for crude oil and natural gas, competition and changes in regulation.

Use of Estimates:    The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Reclassifications:    Certain amounts in the 2006 and 2007 consolidated financial statements have been reclassified to conform to the classifications in the 2008 consolidated financial statements.

NOTE 3—ACQUISITIONS

        On June 1, 2008, the Company completed the purchase of the assets of Weinman Geosciences, Inc. ("Weinman"), a seismic data processing company, for $22 million in cash and debt (See Note H). There is an earn-out provision that would allow the seller to receive an additional $10 million cash or equity in 2010 if certain EBITDA requirements are met. As a result of this acquisition, the Company recorded goodwill of $13,445,576 and other intangibles of $5,504,000. The results of operations of Weinman have been included in the results of operations of the Company since date of acquisition.

        In addition, during the year, the Company acquired substantially all of the assets of HMS Enterprises ("HMS"), a small seismic cable repair company, for a purchase price of $1,500,000, of which $375,000 was paid in cash and the balance of $1,125,000 is to be paid in shares of the Company in the event of an initial public offering. Such amount is included in Other Long-term Liability in the consolidated balance sheet.

        The following table summarizes the estimated fair value of the assets acquired at the date of acquisition:

	Weinman	HMS
Assets acquired:
Property and equipment	$2,650,424	$—
Goodwill and other intangibles	18,949,576	1,500,000
Other assets	400,000	—

Total purchase price	22,000,000	1,500,000
Notes payable/debt incurred	12,000,000	1,125,000

Cash paid	$10,000,000	$375,000

GLOBAL GEOPHYSICAL SERVICES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

DECEMBER 31, 2006, 2007 AND 2008

NOTE 4—SELECTED BALANCE SHEET ACCOUNTS

        Restricted cash:

	December 31,
	2007	2008
Pledged for letters of credit	$2,397,000	$5,312,638
Bank guarantee to foreign government for export equipment	—	1,245,878
Bid bond to international oil company	—	1,003,822

	$2,397,000	$7,562,338

        Prepaid expenses and other current assets:

	December 31,
	2007	2008
Mobilization costs	$15,460,175	$12,170,550
Prepaid expenses and other current assets	762,325	1,420,234

	$16,222,500	$13,590,784

        Accounts receivable:

	December 31,
	2007	2008
Accounts receivable, trade	$33,999,702	$44,750,620
Unbilled	8,048,223	19,937,200
Allowance for doubtful accounts	—	(333,499)

	$42,047,925	$64,354,321

NOTE 5—MULTI-CLIENT LIBRARY

        Multi-client library consisted of the following:

	December 31,
	2007	2008
Multi-client library, at cost	$—	$28,207,182
Less: accumulated amortization	—	19,144,525

Multi-client library, net	$—	$9,062,657

GLOBAL GEOPHYSICAL SERVICES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

DECEMBER 31, 2006, 2007 AND 2008

NOTE 6—PROPERTY AND EQUIPMENT

        Property and equipment consists of the following:

	December 31,
	2007	2008
Furniture and fixtures	$138,976	$138,976
Boats	10,913,020	6,103,660
Machinery and equipment	189,030,578	244,724,346
Computers and software	3,071,138	7,617,831
Land	2,035,153	2,035,153

	205,188,865	260,619,966
Less: accumulated depreciation	47,166,932	100,176,205

	158,021,933	160,443,761
Construction in process	14,713,475	16,073,846

NET PROPERTY AND EQUIPMENT	$172,735,408	$176,517,607

        At December 31, 2007 and 2008, construction in process consists of payments made to the manufacturer of certain seismic recording equipment, the manufacturer of trucks and payments made on the construction of the Company's corporate headquarters facility.

        Depreciation expense for the years ended December 31, 2006, 2007, and 2008 was $12,140,722, $33,331,322, and $54,774,621, respectively.

NOTE 7—GOODWILL AND OTHER INTANGIBLES

        Goodwill and other intangibles include the following:

	December 31,
	2007	2008
Customer list	$—	$3,934,000
Trademark	—	924,000
Patents	1,555	450,852
Non-compete agreements	—	200,000

	1,555	5,508,852
Less: accumulated amortization	—	—

	1,555	5,508,852
Goodwill	—	14,945,576

Total goodwill and other intangibles	$1,555	$20,454,428

        Intangible assets subject to amortization are amortized over their estimated useful lives which are between two and fifteen years. Amortization expense in 2008 was not material to the consolidated financial statements. The estimated amortization expense is projected to be $877,100, $534,733, $484,733, $484,733, $484,733 and $2,642,820 for fiscal years 2009 thorough 2013 and thereafter, respectively.

GLOBAL GEOPHYSICAL SERVICES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

DECEMBER 31, 2006, 2007 AND 2008

NOTE 8—INCOME TAXES

        The provision for income taxes differs from the amount of income tax determined by applying the U.S. statutory rate to the income (loss) before income taxes as follows:

	Year Ended December 31,
	2006		2007	2008
Federal statutory rate	34.0%		35.0%	35.0%
US state income taxes	0.0%		2.8%	3.2%
Non-US effective rate different than statutory	0.0%		8.2%	284.6%
Effect of non-deductible expenses	11.0%		18.6%	(207.6%	)
Taxes paid	0.0%		0.0%	(258.2%	)
Net Operating Loss	0.0%		0.0%	113.9%
Other	(0.1%	)	2.3%	(4.6%	)
Change in valuation allowance	5.5%		0.1%	(264.9%	)

Effective income tax rate	50.4%		67.0%	(298.6%	)

        The components of income tax expense (benefit) were as follows:

	Year Ended December 31,
	2006	2007	2008
Current
Federal	$—	$1,090,620	$(839,040)
State	—	312,675	56,804
Foreign	196,479	1,363,363	7,995,210

	196,479	2,766,658	7,212,974
Deferred
Federal	$1,737,938	$3,949,516	$(1,649,506)
Foreign	—	(1,775,252)	463,778

	1,737,938	2,174,264	(1,185,728)

Total	$1,934,417	$4,940,922	$6,027,246

        Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts reported for income

GLOBAL GEOPHYSICAL SERVICES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

DECEMBER 31, 2006, 2007 AND 2008

NOTE 8—INCOME TAXES (Continued)

tax purposes at the enacted tax rates in effect when the differences reverse. The components of deferred tax assets and liabilities are as follows:

	December 31,
	2007	2008
Deferred tax assets:
Net operating loss carryforwards	$3,600,090	$14,442,780
Alternative Minimum Tax	839,040	—
Foreign tax credits	319,840	875,850
Multi-client library	—	5,731,130
Other	440,810	440,920

Total gross deferred tax assets	5,199,780	21,490,680
Less: valuation allowance	216,402	6,128,875

	4,983,378	15,361,805
Deferred tax liability:
Property and equipment	(9,607,000)	(18,558,800)

Total gross deferred tax liability	(9,607,000)	(18,558,800)

Net deferred tax liability, net	$(4,623,622)	$(3,196,995)

        In 2006 and 2007, the total income tax expense was different from the amount computed by applying the U.S. Federal income tax rate to income before income taxes, primarily due to the effects of a valuation allowance, foreign tax loss carryforwards, non-deductible expenses and foreign taxes. A valuation allowance is established when it is more likely than not that all or a portion of the deferred tax assets will not be realized. The valuation allowance is then adjusted when the realization of deferred tax assets becomes more likely than not. Adjustments are also made to recognize the expiration of net operating loss carryforwards, with equal and offsetting adjustments to the related deferred tax asset. The allowance increased by $5,400 and $5,912,473 in 2007 and 2008, respectively.

        As of December 31, 2008, the Company has approximately $21,625,000 in U.S. net operating loss carryforwards. Such tax loss carryforwards expire through 2028.

        The Company has unremitted earnings in certain foreign subsidiaries. U.S. Federal and State Income tax has not been recognized on these earnings as the Company does not intend to remit these earnings. At such time the Company determines that these earnings will be remitted, the appropriate US Federal and State taxes, as applicable, will be recognized. It is not practical at this time to estimate the tax liability that may result from such remittances.

        State Income Tax:    On May 18, 2006, the State of Texas enacted House Bill 3 which replaced the existing state franchise tax with a "margin tax". In general, legal entities that conduct business in Texas are subject to the Texas margin tax, including previously non-taxable entities such as limited partnerships and limited liability partnerships. The tax is assessed on Texas sourced taxable margin which is defined as the lesser of (i) 70% of total revenue or (ii) total revenue less (a) cost of goods sold or (b) compensation and benefits. Although the bill states that the margin tax is not an income tax, it has the characteristics of an income tax since it is determined by applying a tax rate to a base

GLOBAL GEOPHYSICAL SERVICES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

DECEMBER 31, 2006, 2007 AND 2008

NOTE 8—INCOME TAXES (Continued)

that considers both revenues and expenses. Therefore, the Company has accounted for Texas margin tax as income tax expense in the period subsequent to the law's effective date of January 1, 2007. For the years ended December 31, 2007 and 2008, the Company recognized current state income tax expense related to the Texas margin tax of $210,532 and $56,804, respectively.

NOTE 9—LONG-TERM DEBT

        Credit Facility:    On January 16, 2008, the Company entered into a $150 million secured first lien credit facility that consists of a $120 million first lien term loan and a $30 million first lien revolving credit facility (the "First Lien Facility"). On January 16, 2008, the Company also entered into a $50 million secured second lien term loan (the "Second Lien Facility", and together with the First Lien Facility, the "Facilities"). The Company may also request up to $5 million in swingline loans and $30 million in letters of credit under the revolving credit facility. All $170 million of the term loans funded at closing. The revolving credit facility was unfunded at closing. Proceeds of the loans were used to refinance the Company's existing term loans and revolver borrowings, finance capital equipment purchases, and for general corporate purposes. Borrowings under the $120 million first lien term loan bear interest at a rate of LIBOR plus 4.75% or the prime rate plus 3.75%. The first lien term loan was issued at a discount of 1%, so the Company's gross loan proceeds received were 99% of the face amount of the loan. Borrowings under the $50 million second lien term loan bear interest at a rate of LIBOR plus 8.50% or the prime rate plus 7.50%. The second lien term loan was issued at a discount of 3%, so the Company's gross loan proceeds received were 97% of the face amount of the loan. Borrowings under the revolving credit facility bear interest at a rate that declines from LIBOR plus 4.75% or the prime rate plus 3.75% based upon the Company's leverage ratio, to a minimum level of LIBOR plus 3.50% or the prime rate plus 2.50%. Amortization of debt discount was $278,991 for the year ended December 31, 2008.

        The Facilities are collateralized by a first (in the case of the $120 million term loan and revolving credit facility) or second (in the case of the $50 million term loan) priority security interest on substantially all of the Company's assets, including accounts receivable and equipment, other than certain vehicles financed through capital leases and the Company's headquarters office complex. The Facilities include customary financial and negative covenants for credit facilities of this type. In the case of the First Lien Facility these include covenants requiring the maintenance of a total debt to consolidated EBITDA ratio of no more than 2.00x at June 30, 2009, declining to no more than 1.70x on September 30, 2009, to 1.60x on December 31, 2009, and 1.50x on March 31, 2010 and thereafter. The Company is also required to maintain a ratio of consolidated EBITDA to consolidated interest expense of at least 4.00x from June 30, 2009 through December 31, 2009, increasing to 5.00x on March 31, 2010 and thereafter. The Facilities also include certain limits on other indebtedness, certain limitations on liens, investments and capital expenditures, and other limitations customary for this type of facility. The Company is in compliance with all debt covenants as of December 31, 2008.

        The Facilities stipulate quarterly interest payments, minimum quarterly principal payments of $300,000, and annual mandatory prepayments of 75% (or 50% of the Company's total leverage ratio at the end of the year is less than 1.25 to 1.00) of excess cash flow, as defined. The first lien term loan matures on January 16, 2015, and the second lien term loan matures on July 16, 2015. The revolving line of credit matures on the January 16, 2014. There is no prepayment penalty on the first lien term

GLOBAL GEOPHYSICAL SERVICES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

DECEMBER 31, 2006, 2007 AND 2008

NOTE 9—LONG-TERM DEBT (Continued)

loan or revolver; however prepayment of the second lien loan requires a prepayment penalty of 3%, 2% and 1% when made in prior to the first, second and third anniversary of the closing date respectively.

        Promissory Note:    On December 10, 2008, the Company issued two promissory notes for $6.6 million and $5.4 million in association with the purchase of the assets of Weinman Geosciences, Inc. (See Note L) at a per annum interest rate equal to three percent (3%) plus the greater of (i) five percent (5%) or (ii) the one year LIBOR. The notes are due December 1, 2010.

        Notes Payable—Insurance:    During 2008, in exchange for insurance services provided, the Company issued two negotiable promissory notes for $1,639,615 and $201,116 at interest rates ranging from 3.99% to 4.32% per annum. The notes are due March 8, 2009 and July 12, 2009, respectively.

        Interest Rate Swap:    On March 7, 2007, the Company entered into a $70 million notional value interest rate collar to protect its interests from unanticipated fluctuations in cash flows caused by volatility in the interest rate on its floating-rate debt. The 2 year swap arrangement effectively caps the 3-month LIBOR rate at 5.75% and sets the floor at 4.55%.

        On February 14, 2008, the Company entered into an additional $15 million notional value interest rate collar to bring the total hedge to the required 50% of the credit facility, $85 million. The 2 year swap arrangment effectively caps the 3-month LIBOR rate at 5.00% and sets the floor at 1.81%.

        When the current collar expires in 2009, the new collar will expand to $85 million. The Company does not enter into interest rate or other derivatives for speculative purposes.

        At December 31, 2008, the Company has recognized $1,153,257 as an unrealized loss on these derivative instruments. The Company intends to hold these derivative instruments to maturity.

        Line of Credit:    In February 2007, the Company entered into a $5 million revolving line of credit which is secured by $5 million cash. The terms of the revolving line of credit as currently written only allow for letters of credit to be drawn on the available credit, however, the cash balance above the total outstanding letters of credit may be withdrawn at any time lowering the available credit dollar-for-dollar. As of December 31, 2008, the line of credit serves as collateral for several letters of credit totaling $5,312,638.

GLOBAL GEOPHYSICAL SERVICES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

DECEMBER 31, 2006, 2007 AND 2008

NOTE 9—LONG-TERM DEBT (Continued)

        Long-term debt consisted of the following:

	December 31,
	2007	2008
First lien term loan	$69,300,000	$118,800,000
Second lien term loan	30,000,000	50,000,000
Revolving credit facility	24,200,000	25,832,055
Promissory notes	—	12,000,000
Notes payable—insurance	446,836	563,841

	123,946,836	207,195,896
Less: Unamortized discount	—	2,421,009

	123,946,836	204,774,887
Less: current portion	1,146,836	9,763,841

Total notes payable and line of credit, net of current portion	$122,800,000	$195,011,046

        Future maturities of notes payable and line of credit for each of the next five years and therafter are as follows:

Year Ending December 31,
2009	$9,763,841
2010	5,200,000
2011	1,200,000
2012	1,200,000
2013	1,200,000
Thereafter	188,632,055

$207,195,896

NOTE 10—STOCKHOLDERS' EQUITY

        In March 2007, at the annual meeting of the Company's shareholders, shareholders of the Company approved the Company's Second Amended and Restated Certificate of Incorporation providing for an increase in the Company's authorized capital stock to 200,000,000 shares. Shareholders of the Company also approved an increase in the number of members of the Company's Board of Directors from five to seven; and the elimination of Article IX of the current Certificate of Incorporation relating to notices for director nominations and shareholder proposals. Shareholders of the Company also approved a 10:1 forward split of the Company's Series A convertible preferred stock and Class A and B Common Stock. All share and per share amounts related to preferred and common stock and stock options included in the consolidated financial statements and notes have been restated to reflect the stock split. Shareholders of the Company also approved an increase in the number of shares reserved for issuance under the Company's 2006 Incentive Compensation Plan to 9,203,058 shares of common stock.

GLOBAL GEOPHYSICAL SERVICES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

DECEMBER 31, 2006, 2007 AND 2008

NOTE 10—STOCKHOLDERS' EQUITY (Continued)

        Series A Convertible Preferred Stock:    Under the terms of the amended articles of incorporation, the Company is authorized to issue 50,000,000 shares of Series A convertible preferred stock, par value $0.01 per share ("Series A Preferred"). Holders of Series A Preferred are entitled to one vote per share, and also have certain special voting rights that enable them to elect two directors to the board of directors. Series A Preferred does not pay a preferred dividend.

        Series A Preferred is initially convertible, at the option of the holder, into one share of Class B Common Stock. The conversion ratio is protected from dilution and is to be adjusted upon certain issuances of additional shares of Class A or Class B common stock, options, or securities convertible into Class A or Class B common stock. As of December 31, 2008, the conversion ratio was 1:1. Series A Preferred is automatically convertible upon the following events: (i) a majority vote by the holders of the outstanding shares of Series A Preferred to convert to Class B common stock or (ii) the closing of a qualified underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933, as amended. Management has evaluated the fair value of the common stock at issuance of Series A Preferred stock and determined that there are no beneficial conversion features.

        Class A Common Stock:    Under the terms of the amended articles of incorporation, the Company is authorized to issue 30,000,000 shares of Class A common stock, par value $0.01 per share. Holders of Class A common stock are entitled to one vote per share.

        Class B Common Stock:    Under the terms of the amended articles of incorporation, the Company is authorized to issue 120,000,000 shares of Class B common stock, par value $0.01 per share. Holders of Class B common stock are entitled to one-tenth of one vote per share.

GLOBAL GEOPHYSICAL SERVICES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

DECEMBER 31, 2006, 2007 AND 2008

NOTE 11—EARNINGS PER SHARE

        The following table sets forth the computations of basic and diluted earnings per share:

	Year Ended December 31,
	2006	2007	2008
Net income (loss)	$1,901,929	$2,436,765	$(8,046,089)

Basic:
Weighted average common shares outstanding	8,299,220	7,821,638	7,702,111
Diluted:
Shares issuable from the assumed conversion of Series "A" preferred stock	15,122,290	20,243,040	—
Shares of unvested restricted Class B common stock, net of tax benefit component	302,150	200,637	—

Total	23,723,660	28,265,315	7,702,111

Basic income (loss) per share	$.23	$.31	$(1.04)

Diluted income (loss) per share	$.08	$.09	$(1.04)

        For the year ended December 31, 2006, there were no stock options issued or outstanding.

        For the years ended December 31, 2007 and 2008, 2,432,600 and 2,802,300 out-of-the-money common stock options, respectively, have been excluded from diluted earnings per share because they are considered antidilutive. Shares issuable from the assumed conversion of Series "A" preferred stock and shares of unvested restricted class B common stock of approximately 20,333,500 were excluded in the computation of diluted earnings per share for 2008 as the effect would have been antidilutive to the net loss for the year.

NOTE 12—STOCK-BASED COMPENSATION

        The Company adopted SFAS 123(R) beginning January 1, 2006 for stock-based compensation awards granted after that date and for nonvested awards outstanding at that date using the modified prospective application method. The Company recognizes the fair value of stock-based compensation awards as operating or general and administrative expense as appropriate in the Statements of Operations on a straight-line basis over the vesting period.

        In July 2006, the Company's board of directors and stockholders adopted the Global Geophysical Services, Inc. 2006 Incentive Compensation Plan (the "2006 Incentive Plan"). The 2006 Incentive Plan provides for a variety of such incentive awards, including nonstatutory stock options, incentive stock options (within the meaning of Section 422 of the Internal Revenue Code, or (the "Code"), stock appreciation rights, restricted stock awards, restricted stock unit awards, performance-based awards, and other stock-based awards. A total of 9,203,058 shares of Class B common stock are reserved for

GLOBAL GEOPHYSICAL SERVICES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

DECEMBER 31, 2006, 2007 AND 2008

NOTE 12—STOCK-BASED COMPENSATION (Continued)

issuance under the 2006 Incentive Plan. As of December 31, 2008, a total of 3,475,000 options have been granted and 672,700 have been forefeited.

        Incentive Stock Options:    A summary of the activity of the Company's stock option plans as of December 31, 2008 and changes during the period ended is presented below:

	Weighted Average Exercise Price	Number of Optioned Shares	Weighted Average Remaining Contractual Term in Years	Aggregate Intrinsic Value	Weighted Average Optioned Grant Date Fair Value
Balance as of December 31, 2006	$—	—	—	$—	$—
Expired	—	—	—	—	—
Granted	22.83	2,663,400	10	—	3.59
Exercised	—	—	—	—	—
Forfeited	22.50	(230,800)	—	—	3.04

Balance as of December 31, 2007	$22.86	2,432,600	—	$—	$3.24
Expired
Granted	24.31	811,600	10	—	6.80
Exercised
Forfeited	22.62	(441,900)			4.11

Balance as of December 31, 2008	$23.32	2,802,300	10	$—	$4.48

Exercisable as of December 31, 2008	$22.93	542,300	—	$—	$—

        Outstanding options at December 31, 2008 expire during the period June 2017 to December 2018 and have exercise prices ranging from $12.50 to $30.00. There were no stock options granted during 2006.

        The Company estimates the fair value of each stock option on the date of grant using the Black-Scholes-Merton valuation model. The expected volatility is based on historical volatility over the expected life of eighty-four months. As the Company has not historically declared dividends, the dividend yield used in the calculation is zero. Actual value realized, if any, is dependent on the future performance of the Company's Class B common stock and overall stock market conditions. There is no assurance the value realized by an optionee will be at or near the value estimated by the Black-Scholes-Merton model.

        Compensation expense associated with stock options of $152,857 and $539,683 for the years ended December 31, 2007 and 2008, respectively, is included in selling, general and administrative expenses in the Statement of Operations. At December 31, 2007 and 2008, the Company had 2,432,600 and 2,260,000 of nonvested stock option awards, respectively. The total cost of nonvested stock option awards which the Company had not yet recognized was approximately $1,228,000 and $1,894,000 at December 31, 2007 and 2008, respectively. Such amounts are expected to be recognized over a period of 4 years, beginning January 1, 2009.

GLOBAL GEOPHYSICAL SERVICES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

DECEMBER 31, 2006, 2007 AND 2008

NOTE 12—STOCK-BASED COMPENSATION (Continued)

        Restricted Stock:    To encourage retention and performance, the Company granted certain employees and consultants restricted shares of Class B Common Stock with a fair value per share determined in accordance with conventional valuation techniques, including but not limited to, net book value or multiples of comparable company EBITDA, as applicable.

	Number of Nonvested Restricted Share Awards	Weighted Average Grant Date Fair Value
Nonvested Restricted Shares Outstanding December 31, 2007	349,744	$3.16
Granted	127,767	6.73
Vested	(282,113)	1.86
Forfeited	(81,036)	3.77

Nonvested Restricted Shares Outstanding December 31, 2008	114,362	$4.44

        Compensation expense associated with restricted stock of $143,956, $458,000 and $689,737 for the years ended December 31, 2006, 2007 and 2008, respectively, is included in selling, general and administrative expenses in the Statements of Income. Total cost of nonvested stock awards which the Company had not yet recognized at December 31, 2008 was approximately $1,165,881. This amount is expected to be recognized over the next three years.

NOTE 13—EMPLOYEE BENEFIT PLANS

        The Company provides a 401(k) plan as part of its employee benefits package in order to retain quality personnel. During 2008, the Company made matching contributions equal to 100% of the first 3% and 50% of the next 2% of eligible compensation contributed by participating personnel. The Company's matching contributions for 2007 and 2008 was approximately $347,000 and $444,000, respectively.

NOTE 14—COMMITMENTS AND CONTINGENCIES

        Leases:    The Company leases certain office space and specialized seismic recording equipment under non-cancelable operating and capital lease agreements, which expire at various dates and require various minimum annual rentals. These leases bear interest at rates ranging from 5.5% to 24.7%. Future minimum rental payments under these leases (including new leases entered into in 2008) which

GLOBAL GEOPHYSICAL SERVICES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

DECEMBER 31, 2006, 2007 AND 2008

NOTE 14—COMMITMENTS AND CONTINGENCIES (Continued)

have initial or remaining terms in excess of one year as of December 31, 2008, for each of the years remaining and in the aggregate are:

	Operating	Capital
Year Ending December 31,	Leases	Leases
2009	$5,477,017	$5,409,011
2010	—	1,717,199
2011	—	174,254

Total future minimum lease payments	$5,477,017	7,300,464

Less: amounts representing interest		505,919

Present value of net minimum lease payments		6,794,545
Less: current portion		4,996,859

Long-term portion		$1,797,686

        The Company has included the assets associated with the capital leases in property and equipment. At December 31, 2007 and 2008, the original cost of the assets was $12,455,485 and $18,475,911 and accumulated depreciation of the assets was $3,638,378 and $7,111,210, respectively.

        Rental expense for cancelable and non-cancelable operating leases for the years ended December 31, 2006, 2007 and 2008 was $3,017,155, $4,822,788 and $9,110,648, respectively.

        The Company is involved in litigation in the normal course of business. Management does not expect the outcome to have a material impact on the financial condition of the Company.

NOTE 15—CUSTOMER CONCENTRATIONS

        The Company's sales are to clients whose activities relate to oil and gas exploration and production. In general, the Company does not require collateral from its customers. Therefore, the collection of receivables may be affected by the economy surrounding the oil and gas industry. For the years ended December 31, 2006, 2007 and 2008, customers representing more than 10% of the Company's revenue and accounts receivable at the balance sheet dates are listed in the table below (figures in $ millions):

	2006		2007		2008
	Revenue	% of Total	Revenue	% of Total	Revenue	% of Total
Customer 1	$22.8	27%	$68.0	30%	$48.6	13%
Customer 2	14.5	17%	32.1	14%	41.0	11%
Customer 3	N/A	N/A	26.9	12%	32.2	9	%(1)

Total	$37.3	44%	$127.0	56%	$121.8	33%

GLOBAL GEOPHYSICAL SERVICES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

DECEMBER 31, 2006, 2007 AND 2008

NOTE 15—CUSTOMER CONCENTRATIONS (Continued)

	Accounts Receivable	% of Total	Accounts Receivable	% of Total	Accounts Receivable	% of Total
Customer 1	$—	0%	$7.5	26%	$4.6	7%
Customer 2	3.0	23%	4.3	10%	8.4	13%
Customer 3	N/A	N/A	1.1	3%	1.8	3%

Total	$3.0	23%	$12.9	39%	$14.8	23%

(1)
Total is less than 10% of 2008 revenues but is included in the schedule for comparative purposes.

        For the years ended December 31, 2006, 2007 and 2008, revenues from all geographic areas outside of the United States were $9.1 million, $73.8 million and $224.7 million, representing 11%, 32% and 59% of total revenues, respectively.

        For the year ended December 31, 2006, purchases from the Company's largest vendor were approximately $46.7 million, representing 21% of total purchases. For the year ended December 31, 2007, purchases from the Company's largest vendor were approximately $45.5 million, representing 17% of total purchases. Accounts payable for this vendor were approximately $588,690, representing approximately 5% of total accounts payable as of December 31, 2007. For the year ended December 31, 2008, purchases from the Company's largest vendor were approximately $28.6 million, representing 11% of total purchases. Accounts payable for this vendor were approximately $179,742, representing approximately 5% of total accounts payable as of December 31, 2008.

NOTE 16—RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

        In June 2006, the Financial Accounting Standards Board ("FASB") issued FASB Interpretation No. 48 ("FIN 48"), Accounting for Uncertainty in Income Taxes. FIN 48 is an interpretation of FASB Statement No. 109, Accounting for Income Taxes. FIN 48 prescribes a comprehensive model for recognizing, measuring, presenting and disclosing in the financial statements uncertain tax positions that the Company has taken or expects to take in its tax returns. FIN 48 is effective for financial statements issued for fiscal years beginning on or after December 15, 2008. The Company is currently evaluating the impact that FIN 48 will have on the consolidated results of operations and financial position.

        In May 2007, the FASB issued FSP No. FIN 48-1 (FSP FIN 48-1), Definition of Settlement in FASB Interpretation No. 48, amends FIN 48 to provide guidance on how an entity should determine whether a tax provision is effectively settled for the purpose of recognizing previously unrecognized tax benefits. The term "effectively settled" replaces the term "ultimately settled" when used to describe recognition, and the terms "settlement' or "settled" replace the terms "ultimate settlement' or "ultimately settled' when used to describe measurement of a tax position under FIN 48. FSP FIN 48-1 clarifies that a tax position can be effectively settled upon the completion of an examination by a taxing authority without being legally extinguished. For tax positions considered effectively settled, an entity would recognize the full amount of tax benefit, even if the tax position is not considered more likely than not to be sustained based solely on the basis of its technical merits and the statue of limitations remains open. The Company does not anticipate that the adoption of FSP FIN 48-1 will have a material effect on the Company's results of operations or financial position, although the Company is continuing to evaluate the full impact of the adoption of FSP FIN 48-1.

GLOBAL GEOPHYSICAL SERVICES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

DECEMBER 31, 2006, 2007 AND 2008

NOTE 16—RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS (Continued)

        In February 2007, the FASB issued SFAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities, including an amendment of FASB Statement No. 115. SFAS No. 159 permits entities to choose to measure many financial instruments and certain other items at fair value. The objective is to improve financial reporting by providing entities with the opportunity to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions. This guidance is expected to expand the use of fair value measurement, which is consistent with the FASB's long-term measurement objectives for accounting for financial instruments. The adoption of SFAS No. 159 has not had a material effect on the Company's consolidated financial statements.

        In December 2007, the FASB issued SFAS No. 141 (Revised 2007), Business Combinations ("SFAS 141R"). SFAS 141R will significantly change the accounting for business combinations. Under SFAS 141R, an acquiring entity will be required to recognize all the assets acquired and liabilities assumed in a transaction at the acquisition date fair value with limited exceptions. SFAS 141R also includes a substantial number of new disclosure requirements and applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. The Company does not expect the adoption of SFAS 141R to have a material effect on the consolidated financial statements.

        In December 2007, the FASB issued SFAS No. 160, Noncontrolling Interests in Consolidated Financial Statements—An Amendment of ARB No. 51 ("SFAS 160"). SFAS 160 establishes new accounting and reporting standards for the noncontrolling interest in a subsidiary and for the deconsolidation of a subsidiary. This accounting standard is effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2008. Earlier adoption is prohibited. The Company will adopt SFAS 160 as of January 1, 2009. The Company does not expect the adoption of SFAS 160 to have a material effect on the consolidated financial statements.

        In March 2008, the FASB issued SFAS No. 161, Disclosures about Derivative Instruments and Hedging Activities. SFAS 161 is intended to improve financial reporting about derivative instruments and hedging activities by requiring enhanced disclosures to enable investors to better understand their effects on an entity's financial position, financial performance, and cash flows. SFAS 161 achieves these improvements by requiring disclosure of the fair values of derivative instruments and their gains and losses in a tabular format. It also provides more information about an entity's liquidity by requiring disclosure of derivative features that are credit risk related. Finally, it requires cross-referencing within footnotes to enable financial statements users to locate important information about derivative instruments. SFAS 161 will be effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008. The Company does not expect there to be any significant impact of adopting SFAS 161 on its consolidated financial position, cash flows and results of operations.

        In April 2008, FASB Staff Position SFAS 142-3, Determination of the Useful Life of Intangible Assets ("FSP 142-3") was issued. FSP 142-3 amends the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset under SFAS 142. The objective of FSP 142-3 is to improve the consistency between the useful life of a recognized intangible asset under SFAS 142 and the period of expected cash flows used to measure the fair value of the asset under SFAS 141R, and other GAAP principles. FSP 142-3 is effective for fiscal

GLOBAL GEOPHYSICAL SERVICES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

DECEMBER 31, 2006, 2007 AND 2008

NOTE 16—RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS (Continued)

years beginning after December 15, 2008. The Company does not expect the adoption of FSP 142-3 to have a material impact on the consolidated financial statements.

        In October 2008, FASB Staff Position No. 157-3- Determining the Fair Value of a Financial Asset When the Market for That Asset is Not Active ("FSP 157-3") was issued. FSP 157-3 provides an illustrative example of how to determine the fair value of a financial asset in an inactive market. The FSP does not change the fair value measurement principles set forth in SFAS 157. The Company does not expect the adoption of FSP 157-3 to have a material effect on the consolidated financial position or results of operations.

        In June 2008, the FASB issued Staff Position No. EITF 03-6-1, Determining Whether Instruments Granted in Share-Based Payment Transactions Are Participating Securities ("FSP EITF 03-6-1"). This Staff Position states that unvested share-based payment awards that contain non-forfeitable rights to dividends or dividend equivalents (whether paid or unpaid) are participating securities and shall be included in the computation of earnings per share pursuant to the two-class method. FSP EITF 03-6-1 is effective for financial statements issued for fiscal years beginning after December 15, 2008, and interim periods within those years. All prior-period earnings per share ("EPS") data presented shall be adjusted retrospectively (including interim financial statements, summaries of earnings, and selected financial data) to conform with the provisions of this Staff Position. The Company is currently evaluating the requirements of FSP EITF 03-6-1 and the impact that its adoption will have on the consolidated results of operations and financial position.

12 Greenway Plaza Suite 1202 Houston, TX 77046-1289

Phone	713-561-6500
Fax	713-968-7128
Web	www.uhy-us.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders

        Global Geophysical Services, Inc. and Subsidiaries

Houston, Texas

We have audited the accompanying consolidated balance sheets of Global Geophysical Services, Inc. and Subsidiaries (the "Company") as of December 31, 2008 and June 30, 2009, and the related consolidated statements of operations, stockholders' equity and cash flows for the six month period ended June 30, 2009. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Global Geophysical Services, Inc. and Subsidiaries as of December 31, 2008 and June 30, 2009, and the consolidated results of their operations and their cash flows for the six month period ended June 30, 2009, in conformity with accounting principles generally accepted in the United States of America.

UHY LLP

Houston, Texas
October 14, 2009

GLOBAL GEOPHYSICAL SERVICES, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

	December 31, 2008	June 30, 2009
ASSETS
CURRENT ASSETS
Cash and cash equivalents	$30,444,316	$8,124,861
Restricted cash investments	7,562,338	5,496,766
Accounts receivable:
net of allowances for doubtful accounts of $333,499 at December 31, 2008 and $1,045,102 at June 30, 2009	64,354,321	58,513,186
Income taxes receivable	2,304,555	9,577,305
Prepaid expenses and other current assets	13,590,784	27,847,746

TOTAL CURRENT ASSETS	118,256,314	109,559,864
PROPERTY AND EQUIPMENT, net	176,517,607	170,480,938
GOODWILL AND OTHER INTANGIBLES	20,454,428	17,391,469
MULTI-CLIENT LIBRARY, net	9,062,657	14,199,645
OTHER	584,169	1,013,805
DEBT ISSUANCE COSTS, net	4,776,952	4,480,106

TOTAL ASSETS	$329,652,127	$317,125,827

See accompanying notes to consolidated financial statements.

GLOBAL GEOPHYSICAL SERVICES, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS (Continued)

	December 31, 2008	June 30, 2009
LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES
Accounts payable and accrued expenses	$33,225,405	$43,355,275
Current portion of long-term debt	9,763,841	6,533,861
Current portion of capital lease obligations	4,996,859	3,278,511
Income and other taxes payable	6,772,710	1,694,971
Deferred revenue	9,999,338	17,996,337
Liability on derivative instruments	1,153,257	702,836

TOTAL CURRENT LIABILITIES	65,911,410	73,561,791
DEFERRED INCOME TAXES	3,196,995	3,100,935
LONG-TERM DEBT, net of current portion and unamortized discount	195,011,046	174,561,491
CAPITAL LEASE OBLIGATIONS, net of current portion	1,797,686	639,410
OTHER LONG-TERM LIABILITY	1,125,000	1,125,000

TOTAL LIABILITIES	267,042,137	252,988,627
COMMITMENTS AND CONTINGENCIES
STOCKHOLDERS' EQUITY
Series A Convertible Preferred Stock, $.01 par value, authorized 50,000,000 shares, 27,701,040 and 28,358,394 issued and 20,243,040 and 20,900,394 outstanding at December 31, 2008 and June 30, 2009, respectively, liquidation preference of $75,657,411	277,010	283,584
Class A Common stock, $.01 par value, authorized 30,000,000 shares, 4,000,000 issued and 3,709,100 outstanding at December 31, 2008 and June 30, 2009, respectively,	40,000	40,000
Class B Common stock, $.01 par value, authorized 120,000,000 shares, 5,547,107 and 5,630,107 issued and 4,475,105 and 4,556,436 outstanding at December 31, 2008 and June 30, 2009, respectively	55,471	56,301
Additional paid-in capital	153,325,355	159,561,684
Accumulated deficit	(2,875,221)	(7,591,727)

	150,822,615	152,349,842
Less: treasury stock, at cost, 8,820,902 and 8,822,571 shares at December 31, 2008 and June 30, 2009, respectively	88,212,625	88,212,642

TOTAL STOCKHOLDERS' EQUITY	62,609,990	64,137,200

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$329,652,127	$317,125,827

See accompanying notes to consolidated financial statements.

GLOBAL GEOPHYSICAL SERVICES, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

	Six Month Period Ended June 30,
	2008	2009
	(unaudited)
REVENUES	$173,728,273	$124,527,870
OPERATING EXPENSES	139,577,238	107,114,469

GROSS PROFIT	34,151,035	17,413,401
SELLING, GENERAL, AND ADMINISTRATIVE EXPENSES	17,118,341	16,846,090

INCOME FROM OPERATIONS	17,032,694	567,311
OTHER INCOME (EXPENSE)
Interest expense, net	(12,275,156)	(8,935,849)
Unrealized gain (loss) on derivative instruments	(724,037)	450,421
Foreign exchange gain	109,144	741,730
Other expense	(13,881)	(11,699)

TOTAL OTHER EXPENSE	(12,903,930)	(7,755,397)

INCOME (LOSS) BEFORE INCOME TAXES	4,128,764	(7,188,086)
INCOME TAX EXPENSE (BENEFIT)	1,564,447	(2,471,580)

NET INCOME (LOSS)	$2,564,317	$(4,716,506)

INCOME (LOSS) PER COMMON SHARE
Basic	$.31	$(.57)

Diluted	$.09	$(.57)

WEIGHTED AVERAGE SHARES OUTSTANDING
Basic	8,165,520	8,218,604

Diluted	28,408,560	8,218,604

See accompanying notes to consolidated financial statements.

GLOBAL GEOPHYSICAL SERVICES, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

SIX MONTH PERIOD ENDED JUNE 30, 2009

		Common Stock
	Preferred Stock			Additional Paid-in Capital	Treasury Stock	Accumulated Deficit	Total Stockholders' Equity
		Class A	Class B
Balances at January 1, 2009	$277,010	$40,000	$55,471	$153,325,355	$(88,212,625)	$(2,875,221)	$62,609,990
Issuance of common stock	—	—	830	—	—	—	830
Issuance of preferred stock	6,574	—	—	5,515,200	—	—	5,521,774
Compensation expense associated with stock grants	—	—	—	721,129	—	—	721,129
Purchase of treasury stock	—	—	—	—	(17)	—	(17)
Net loss	—	—	—	—	—	(4,716,506)	(4,716,506)

Balances at June 30, 2009	$283,584	$40,000	$56,301	$159,561,684	$(88,212,642)	$(7,591,727)	$64,137,200

See accompanying notes to consolidated financial statements.

GLOBAL GEOPHYSICAL SERVICES, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Six Month Period Ended June 30,
	2008	2009
	(unaudited)
CASH FLOWS FROM OPERATING ACTIVITIES
Net income (loss)	$2,564,319	$(4,716,506)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation and amortization expense	26,312,795	37,207,804
Amortization of debt issuance costs	3,380,282	447,291
Stock-based compensation	534,042	721,959
Deferred tax benefit	(486,348)	(96,060)
Unrealized loss (gain) on derivative instrument	724,037	(450,421)
Effects of changes in operating assets and liabilities, net of acquired assets and liabilities:
Accounts receivable	(22,213,530)	5,841,135
Prepaid expenses and other current assets	(964,461)	(14,256,962)
Other assets	(346,581)	(429,636)
Accounts payable and accrued expenses	1,728,828	5,988,444
Deferred revenue	(447,800)	7,996,999
Income taxes receivable	(4,431,418)	(7,272,750)
Income and other taxes payable	(883,034)	(5,077,739)

NET CASH PROVIDED BY OPERATING ACTIVITIES	5,471,131	25,903,558
CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of property and equipment	(34,970,989)	(19,318,962)
Investment in multi-client library	(9,284,999)	(11,989,896)
Change in restricted cash investments	(1,550,328)	2,065,572
Purchase of business	(7,895,214)	—

NET CASH USED IN INVESTING ACTIVITIES	(53,701,530)	(29,243,286)
CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from long-term debt, net of discount	185,064,615	22,602,706
Principal payments on long-term debt	(132,340,463)	(38,432,686)
Principal payments on capital lease obligations	(1,997,625)	(3,149,730)
Debt issuance costs	(5,223,122)	—
Purchase of treasury stock	(319,475)	(17)

NET CASH PROVIDED BY (USED IN) FINANCING ACTIVITIES	45,183,930	(18,979,727)

NET DECREASE IN CASH AND CASH EQUIVALENTS	(3,046,469)	(22,319,455)
CASH AND CASH EQUIVALENTS, beginning of period	16,920,322	30,444,316

CASH AND CASH EQUIVALENTS, end of period	$13,873,853	$8,124,861

See accompanying notes to consolidated financial statements.

GLOBAL GEOPHYSICAL SERVICES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTH PERIOD ENDED JUNE 30, 2009

NOTE 1—ORGANIZATION AND NATURE OF OPERATIONS

        Global Geophysical Services, Inc., a Delaware corporation, and its subsidiaries (collectively referred to as the "Company") are headquartered in Houston, Texas. The Company provides an integrated suite of seismic data solutions to the global oil and gas industry, including the Company's high resolution Reservoir Grade (RG3D)™ seismic service. The Company's seismic data solutions consist primarily of seismic data acquisition, processing and interpretation services. Through these services, the Company delivers data that enables the creation of high quality images of the Earth's subsurface that reveal complex structural and stratigraphic details. These images are used primarily by oil and gas companies to reduce risk associated with oil and gas exploration, to optimize well completion techniques and to monitor changes in hydrocarbon reservoirs. The company integrates seismic survey design, data acquisition, processing and interpretation to deliver an enhanced product to clients. In addition, the Company owns and markets a growing seismic data library and licenses this data to clients on a non-exclusive basis.

NOTE 2—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Revenue Recognition:

        Contract Revenue:    The Company's services are provided under cancelable service contracts, which vary in terms and conditions. The Company reviews the deliverables in each contract and, where applicable, applies the accounting guidance contained in EITF 00-21, "Accounting for Revenue Contracts with Multiple Deliverables." The Company recognizes revenue in accordance with the terms of the contract. These contracts are either "turnkey" or "term" agreements or a combination of the two. Under turnkey agreements or the turnkey portions thereof, the Company recognizes period revenue based upon quantifiable measures of progress, such as square miles or linear kilometers of data acquired. Under term agreements or the term portions thereof, period revenue is recognized on a day-rate basis. With respect to those contracts where the client pays separately for the mobilization of equipment, the Company recognizes such mobilization fees as revenue during the performance of the seismic acquisition, using the same quantifiable measures of progress as for the acquisition work. The Company also receives reimbursements for certain out-of-pocket expenses under the terms of its service contracts. The Company records amounts billed to clients in revenue as the gross amount including out-of-pocket expenses that are reimbursed by the client. In some instances, customers are billed in advance of services performed and the Company recognizes the liability as deferred revenue.

        Multi-client Seismic Data Library:    The multi-client library consists of completed and in-process seismic surveys that are licensed on a nonexclusive basis. This data is acquired and processed by the Company utilizing the Company's resources. Costs are initially capitalized and then charged to operating expenses based on the percentage of the total costs to the estimated total revenue that the Company expects to receive from the sales of such data. However, under no circumstance will an individual survey carry a net book value greater than a 4-year straight-line amortized value. Amortization expense of the multi-client seismic data was $1,120,577 (unaudited) and $6,852,908 for the six month period ended June 30, 2008 and 2009, respectively.

        Revenue from the creation of new seismic data is recognized when (i) the Company has an arrangement with the customer that is validated by a signed contract, (ii)the sales price is fixed and determinable, (iii) collection is reasonably assured, and (iv) will be recognized throughout the creation period using the proportional performance method based upon costs incurred and work performed to

GLOBAL GEOPHYSICAL SERVICES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE SIX MONTH PERIOD ENDED JUNE 30, 2009

NOTE 2—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

date as a percentage of total estimated costs and work required. Management believes that this method is the most reliable and representative measure of progress for its data creation projects.

        Revenue from late sales is recognized when (i) the Company has an arrangement with the customer that is validated by a signed contract, (ii) the sales price is fixed and determinable, (iii) collection is reasonably assured, (iv) the customer has selected the specific data or the contract has expired without full selection and the license term has begun. Through June 30, 2009, the Company has not recorded any revenue for late sales.

Mobilization Costs:    Transportation and other expenses incurred prior to the commencement of geophysical operations are deferred and amortized over the term of the related contract. $12,170,550 and $25,518,245 at December 31, 2008 and June 30, 2009, respectively of unamortized mobilization costs were recorded as prepaid expenses and other current assets.

Financial Instruments:    Financial instruments consist of cash and cash equivalents, accounts receivable and payable, and debt. The carrying value of cash and cash equivalents and accounts receivable and payable approximate fair value due to their short-term nature. The Company believes the fair value and the carrying value of all other debt would not be materially different due to the instruments' interest rates approximating market rates for similar borrowings at December 31, 2008 and June 30, 2009.

Cash and Cash Equivalents:    The Company considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents.

Accounts Receivable:    Trade accounts receivable are recorded in accordance with terms and amounts as specified in the related contracts on an ongoing basis. Amounts recorded as unbilled represent work done for customers but not billed at period end in accordance with contract provisions and generally are expected to be billed in one to two months. Management of the Company continually monitors accounts receivable for collectibility issues. The Company evaluates the collectibility of accounts receivable on a specific account basis using a combination of factors, including the age of the outstanding balances, evaluation of the customer's financial condition, and discussions with relevant Company personnel and with the customers directly. The allowance for doubtful accounts was $333,499 and $1,045,102 at December 31, 2008 and June 31, 2009, respectively.

        Included in accounts receivable at June 30, 2009 are receivables aggregating approximately $9,400,000 from three customers. Such receivables are in dispute; however, management and outside legal counsel believe that the Company has performed services in accordance with the terms of the contract and, as such, are fully collectible. The Company is in negotiations/arbitration to recover such amounts.

Property and Equipment:    Property and equipment are stated at cost. Depreciation is computed on the straight-line basis over the estimated useful lives of the various classes of assets as follows:

Boats	10 years
Computers and software	3 years
Furniture and fixtures	1-2 years
Machinery and equipment	3-7 years

GLOBAL GEOPHYSICAL SERVICES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE SIX MONTH PERIOD ENDED JUNE 30, 2009

NOTE 2—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

        Management's estimation of useful life is based on circumstances that exist in the seismic industry and information available at the time of the asset purchase. As circumstances change and new information becomes available these estimates could change.

        Disposals are removed at cost less accumulated depreciation with any resulting gain or loss reflected in income from operations within the statement of operations during the reporting period. Substantially all of the Company's assets are pledged as collateral to secure debt.

Goodwill:    Goodwill represents the excess of costs over the fair value of net assets of acquired businesses. Goodwill acquired in a business combination is not amortized, but instead tested for impairment at least annually or when indicators are present. Under this goodwill impairment test, if the fair value of a reporting unit does not exceed its carrying value, the excess of fair value of the reporting unit over the fair value of its net assets is considered to be the implied fair value of goodwill. If the carrying value of goodwill exceeds its implied fair value, the difference is recognized as a loss on impairment of goodwill. Goodwill was evaluated for impairment June 30, 2009 and was not deemed to be impaired.

Asset Impairment:    In accordance with Statement of Financial Accounting Standards ("SFAS") No. 144, Accounting for Impairment or Disposal of Long-Lived Assets, the Company evaluates the recoverability of property and equipment and other long-lived assets if facts and circumstances indicate that any of those assets might be impaired. If an evaluation is required, the estimated future undiscounted cash flows associated with the asset are compared to the asset's carrying amount to determine if an impairment of such property is necessary. The effect of any impairment would be to expense the difference between the fair value of such property and its carrying value. There were no impairment charges recognized in the statements of operations during the six month period ended June 30, 2008 and 2009.

Deferred Revenue:    Deferred revenue consists primarily of client payments made in advance of work done and deferred fees related to the mobilization period. These amounts are recognized as revenue as work is performed. Deferred revenue consists of the following:

	December 31, 2008	June 30, 2009
Client payments made in advance of work done	$8,263,254	$9,409,517
Mobilization fees	1,736,084	8,586,820

Deferred revenue	$9,999,338	$17,996,337

Treasury Stock:    The Company utilizes the cost method for accounting for its treasury stock acquisitions and dispositions.

Debt Issuance Costs:    The costs related to the issuance of debt are capitalized and amortized to interest expense using the effective interest method over the term of the related debt. Amortization expense was $3,244,314 (unaudited) and $296,846 for the six month periods ending June 30, 2008 and 2009, respectively.

GLOBAL GEOPHYSICAL SERVICES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE SIX MONTH PERIOD ENDED JUNE 30, 2009

NOTE 2—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

        The Company expensed $2,976,032 to interest expense during the six month period ended June 30, 2008 for the debt issuance costs related to the Company's prior credit facility upon refinancing with the new credit facility in January 2008.

Concentrations of Credit Risk:    The Company maintains its cash in bank deposits with a financial institution. These deposits, at times, exceed federally insured limits. In October 2008, the Federal Insurance Corporation increased its insurance from $100,000 to $250,000 per depositor, and to an unlimited amount for non-interest bearing accounts. The coverage increase, which is temporary, extends through December 31, 2009. The Company monitors the financial condition of the financial institution and has not experienced any losses on such accounts. The Company is not party to any financial instruments which would have off-balance sheet credit or interest rate risk.

Advertising:    Advertising costs are expensed as incurred and were approximately $57,634 (unaudited) and $24,983 for the six month periods ended June 30, 2008 and 2009, respectively.

Income Taxes:    Under the asset and liability method required by SFAS No. 109 "Accounting for Income Taxes", deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Under SFAS No. 109, the effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

        In June 2006, the Financial Accounting Standards Board ("FASB") issued FASB Interpretation No. 48 ("FIN 48"), Accounting for Uncertainty in Income Taxes. FIN 48 is an interpretation of FASB Statement No. 109 Accounting for Income Taxes. FIN 48 prescribes a comprehensive model for recognizing, measuring, presenting and disclosing in the financial statements uncertain tax positions that the Company has taken or expects to take in its tax returns. The Company adopted FIN 48 effective January 1, 2009. As of June 30, 2009, the Company has concluded there are no unrecognized tax amounts to report.

Earnings Per Share:    The Company accounts for earnings per share in accordance with SFAS No. 128, Earnings per Share. Basic earnings per share amounts are calculated by dividing net income by the weighted average number of common shares outstanding during each period. Diluted earnings per share is calculated by dividing net income by the weighted average number of common shares outstanding for the periods, including the dilutive effect of options, warrants granted and convertible preferred stock. Dilutive restricted stock, options, and warrants that are issued during a period or that expire or are canceled during a period are reflected in the computations for the time they were outstanding during the periods being reported. Options and warrants, where the exercise price exceeds the average stock price for the period, are considered anti-dilutive, and therefore are not included in the calculation of dilutive shares.

Foreign Operations:    The Company's future revenues, in part, depend on operating results from its operations in foreign countries. The success of the Company's operations is subject to various contingencies beyond management's control. These contingencies include general and regional economic conditions, prices for crude oil and natural gas, competition and changes in regulation.

GLOBAL GEOPHYSICAL SERVICES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE SIX MONTH PERIOD ENDED JUNE 30, 2009

NOTE 2—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Use of Estimates:    The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Reclassifications:    Certain amounts in the 2008 consolidated financial statements have been reclassified to conform to the classifications in the 2009 consolidated financial statements.

NOTE 3—SELECTED BALANCE SHEET ACCOUNTS

        Restricted cash:

	December 31, 2008	June 30, 2009
Pledged for letters of credit	$5,312,638	$4,613,200
Bank guarantee to foreign government for export equipment	1,245,878	883,566
Bid bond to an international oil company	1,003,822	—

	$7,562,338	$5,496,766

        Prepaid expenses and other current assets:

	December 31, 2008	June 30, 2009
Mobilization costs	$12,170,550	$25,518,245
Prepaid expenses and other current assets	1,420,234	2,329,501

	$13,590,784	$27,847,746

        Accounts receivable:

	December 31, 2008	June 30, 2009
Accounts receivable, trade	$44,750,620	$36,080,029
Unbilled	19,937,200	23,478,259
Allowance for doubtful accounts	(333,499)	(1,045,102)

	$64,354,321	$58,513,186

NOTE 4—MULTI-CLIENT LIBRARY

        Multi-client library consisted of the following:

	December 31, 2008	June 30, 2009
Multi-client library, at cost	$28,207,182	$40,197,076
Less: accumulated amortization	19,144,525	25,997,431

Multi-client library, net	$9,062,657	$14,199,645

GLOBAL GEOPHYSICAL SERVICES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE SIX MONTH PERIOD ENDED JUNE 30, 2009

NOTE 5—PROPERTY AND EQUIPMENT

        Property and equipment consisted of the following:

	December 31, 2008	June 30, 2009
Furniture and fixtures	$138,976	$138,974
Boats	6,103,660	6,424,289
Machinery and equipment	244,724,346	250,285,445
Computers and software	7,617,831	8,954,150
Land	2,035,153	2,035,153

	260,619,966	267,838,011
Less: accumulated depreciation	100,176,205	129,946,369

	160,443,761	137,891,642
Construction in process	16,073,846	32,589,296

Net property and equipment	$176,517,607	$170,480,938

        Depreciation expense associated with property and equipment was $25,192,218 (unaudited) and $29,770,163 for the six month periods ended June 30, 2008 and 2009, respectively.

        At December 31, 2008 and June 30, 2009, construction in process consists primarily of payments made to the manufacturer of certain seismic recording equipment and payments made on the construction of the Company's corporate headquarters facility.

NOTE 6—GOODWILL AND OTHER INTANGIBLES

        In June 2008, the Company acquired substantially all of the assets of Weinman Geosciences, Inc. ("Weinman") for the aggregate purchase price of approximately $22 million, including $10 million paid in cash and $12 million assumed as debt through the issuance of two promissory notes for $6.6 million and $5.4 million, respectively, due December 2010. Additional consideration of $10 million of cash or equity would be paid in 2010 if certain earn-out provisions are met. As a result of the acquisition, the Company recorded goodwill of $13,445,576 and other intangibles of $5,504,000.

        In June 2009, the Company recorded a purchase accounting adjustment of approximately $2.5 million to reflect an amendment of the terms of the earn-out agreement and the conversion of $8 million of the promissory notes due to Weinman into 657,354 shares of Series A Convertible Preferred Stock. Consequently, the Company reduced notes payable by $8 million to reflect the conversion of debt to equity, increased stockholders' equity to reflect the issuance of 657,354 shares at a value of $8.40 per share, and reduced goodwill by the implied change of the earn-out provision of $2,478,226.

        During 2008, the Company acquired substantially all of the assets of HMS Enterprises, a small seismic cable repair company, for a purchase price of $1,500,000, of which $375,000 was paid in cash and the balance of $1,125,000 is to be paid in shares of the Company in the event of an initial public offering. Such amount is recorded as Other long-term liability in the consolidated balance sheets.

GLOBAL GEOPHYSICAL SERVICES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE SIX MONTH PERIOD ENDED JUNE 30, 2009

NOTE 6—GOODWILL AND OTHER INTANGIBLES (Continued)

        The changes in the carrying amount of goodwill for the six month period ended June 30, 2009 were as follows:

Beginning balance January 1, 2009	$14,945,576
Purchase price adjustment in connection with converting debt to equity and amending the earn-out provision	(2,478,226)

Ending balance, June 30, 2009	$12,467,350

        Goodwill and other intangibles included the following:

	December 31, 2008	June 30, 2009
Customer list	$3,934,000	$3,934,000
Trademark	924,000	924,000
Patents	450,852	450,852
Non-compete agreements	200,000	200,000

	5,508,852	5,508,852
Less: accumulated amortization	—	584,733

	5,508,852	4,924,119
Goodwill	14,945,576	12,467,350

Total goodwill and other intangibles	$20,454,428	$17,391,469

        Intangible assets subject to amortization are amortized over their estimated useful lives which are between two and fifteen years. Amortization expense in the six month period ended June 30, 2008 was not material to the consolidated financial statements. Amortization expense for the six month period ended June 30, 2009 was $584,733. Amortization expense is projected to be $584,733, $484,733, $484,733, $484,733, $484,733 and $2,400,454 for twelve months ended June 30, 2010 through 2014 and thereafter, respectively.

GLOBAL GEOPHYSICAL SERVICES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE SIX MONTH PERIOD ENDED JUNE 30, 2009

NOTE 7—INCOME TAXES

        The provision for income taxes differs from the amount of income tax determined by applying the U.S. statutory rate to the income (loss) before income taxes as follows:

	Six Month Period Ended June 30,
	2008	2009
	(unaudited)
US Federal taxes at statutory rate	35.0%	35.0%
US state income taxes	2.5%	(2.8)%
Non-US tax rate differential	(4.2)%	(9.2)%
Withholding tax refund	0.0%	38.7%
Return to provision	0.0%	13.7%
Effect of non-deductible expenses	2.8%	(18.2)%
Other	0.4%	0.0%
Change in valuation allowance	1.4%	(22.8)%

Effective income tax	37.9%	34.4%

        The Company has unremitted earnings of approximately $4 million in certain foreign subsidiaries. U.S. Federal and State Income tax has not been recognized on these earnings as the Company does not intend to remit these earnings. At such time the Company determines that these earnings will be remitted, the appropriate US Federal and State taxes, as applicable, will be recognized. It is not practical at this time to estimate the tax liability that may result from such remittances.

        The components of deferred tax assets and liabilities are as follows:

	December 31, 2008	June 30, 2009
Deferred tax assets:
Net operating loss carryforwards	$14,442,780	$23,930,789
Foreign tax credits	875,850	955,814
Multi-client library	5,731,130	4,742,559
Other	440,920	1,029,463

Total gross deferred tax assets	21,490,680	30,658,625
Less: valuation allowance	6,128,875	8,316,490

	15,361,805	22,342,135
Deferred tax liability:
Property and equipment	(18,558,800)	(25,443,070)

Total gross deferred tax liability	(18,558,800)	(25,443,070)

Net deferred tax liability, net	$(3,196,995)	$(3,100,935)

GLOBAL GEOPHYSICAL SERVICES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE SIX MONTH PERIOD ENDED JUNE 30, 2009

NOTE 7—INCOME TAXES (Continued)

        The Company assesses the likelihood that deferred tax assets will be recovered from the existing deferred tax liabilities or future taxable income in each jurisdiction. To the extent that the Company believes that recovery is not more likely than not, it establishes a valuation allowance. The Company has recorded valuation allowances in several non-US jurisdictions for its net deferred tax assets since management believes it is more likely than not that these assets will not be realized because of future taxable income necessary to utilize these losses cannot be established, projected, or the Company has ceased operations.

        As of December 31, 2008, the Company has approximately $45,812,000 in U.S. net operating loss (NOL) carryforwards and foreign NOL carryforwards of $18,755,000. The U.S. NOLs have a carryforward period of 20 years and begin to expire in 2026 if not utilized. The Foreign NOLs have carryforward periods of up to 10 years.

        The Company is subject to examination by relevant tax authorities until the applicable statute of limitations has expired. For US Federal Income Tax purposes, the Company is subject to examination for the years 2006-2008. For state purposes, the Company is subject to examination for the years 2005-2008. In the foreign jurisdictions, the Company operates in the period for assessment ranges from 6-10 years. Because operations in these jurisdictions began recently, some of the tax returns filed will remain subject to examination until the year 2018.

        FASB Interpretation ("FIN") No. 48, Accounting for Uncertainty in Income Taxes, is an interpretation of SFAS No. 109 and prescribes a minimum recognition threshold and measurement methodology that a tax position taken or expected to be taken in a tax return is required to meet before being recognized in the financial statements. It also provides guidance for de-recognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. The Company recognizes interest and penalties related to unrecognized tax benefits within the provision for income taxes on continuing operations in the consolidated statements of income. The Company adopted the provisions of FIN 48 on January 1, 2009. There were no unrecognized tax benefits at adoption. There are no unrecognized tax benefits that if recognized in a future period would affect the Company's tax rate. There is no interest or penalties recognized at adoption or for the period ended June 30, 2009.

NOTE 8—LONG-TERM DEBT

        Credit Facility:    On January 16, 2008, the Company entered into a $150 million secured first lien credit facility that consists of a $120 million first lien term loan and a $30 million first lien revolving credit facility (the "First Lien Facility"). On January 16, 2008, the Company also entered into a $50 million secured second lien term loan (the "Second Lien Facility", and together with the First Lien Facility, the "Facilities"). The Company may also request up to $5 million in swingline loans and $30 million in letters of credit under the revolving credit facility. All $170 million of the term loans funded at closing. The revolving credit facility was unfunded at closing. Proceeds of the loans were used to refinance the Company's existing term loans and revolver borrowings, finance capital equipment purchases, and for general corporate purposes. Borrowings under the $120 million first lien term loan bear interest at a rate of LIBOR plus 4.75% or the prime rate plus 3.75%. The first lien term loan was issued at a discount of 1%, so the Company's gross loan proceeds received were 99% of the face amount of the loan. Borrowings under the $50 million second lien term loan bear interest at a rate of

GLOBAL GEOPHYSICAL SERVICES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE SIX MONTH PERIOD ENDED JUNE 30, 2009

NOTE 8—LONG-TERM DEBT (Continued)

LIBOR plus 8.50% or the prime rate plus 7.50%. The second lien term loan was issued at a discount of 3%, so the Company's gross loan proceeds received were 97% of the face amount of the loan. Borrowings under the revolving credit facility bear interest at a rate that declines from LIBOR plus 4.75% or the prime rate plus 3.75% based upon the Company's leverage ratio, to a minimum level of LIBOR plus 3.50% or the prime rate plus 2.50%.

        The Facilites are collateralized by a first (in the case of the $120 million term loan and revolving credit facility) or second (in the case of the $50 million term loan) priority security interest on substantially all of the Company's assets, including accounts receivable and equipment, other than certain vehicles financed through capital leases and the Company's headquarters office complex. The Facilities include customary financial and negative covenants for credit facilities of this type. In the case of the First Lien Facility these include covenants requiring the maintenance of a total debt to consolidated EBITDA ratio of no more than 2.00x at June 30, 2009, declining to no more than 1.70x on September 30, 2009, to 1.60x on December 31, 2009, and 1.50x on March 31, 2010 and thereafter. The Company is also required to maintain a ratio of consolidated EBITDA to consolidated interest expense of at least 4.00x from June 30, 2009 through December 31, 2009, increasing to 5.00x on March 31, 2010 and thereafter. The Facilities also include certain limits on other indebtedness, certain limitations on liens, investments and capital expenditures, and other limitations customary for this type of facility. The Company is in compliance with all debt covenants as of June 30, 2009.

        The Facilities stipulate quarterly interest payments, minimum quarterly principal payments of $300,000, and annual mandatory prepayments of 75% (or 50% of the Company's total leverage ratio at the end of the year is less than 1.25 to 1.00) of excess cash flow, as defined. The first lien term loan matures on January 16, 2015, and the second lien term loan matures on July 16, 2015. The revolving line of credit matures on the January 16, 2014. There is no prepayment penalty on the first lien term loan or revolver; however prepayment of the second lien loan requires a prepayment penalty of 3%, 2% and 1% when made in prior to the first, second and third anniversary of the closing date respectively.

        Promissory Note:    On December 10, 2008, the Company issued two promissory notes for $6.6 million and $5.4 million in association with the purchase of the assets of Weinman Geosciences, Inc. ("Weinman") at a per annum interest rate equal to three percent (3%) plus the greater of (i) five percent (5%) or (ii) the one year LIBOR, with the notes due September 1, 2009.

        Notes Payable—Insurance:    During 2009, in exchange for insurance services provided, the Company issued one negotiable promissory note for $1,602,706 at an interest rate of 3.69% per annum. The note is due March 8, 2010.

        Line of Credit:    In February 2007, the Company entered into a $5 million revolving line of credit which is secured by $5 million cash. The terms of the revolving line of credit as currently written only allow for letters of credit to be drawn on the available credit, however, the cash balance above the total outstanding letters of credit may be withdrawn at any time lowering the available credit dollar-for-dollar. As of June 30, 2009, the line of credit serves as collateral for several letters of credit totaling $4,613,200.

GLOBAL GEOPHYSICAL SERVICES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE SIX MONTH PERIOD ENDED JUNE 30, 2009

NOTE 8—LONG-TERM DEBT (Continued)

        Long-term debt consisted of the following:

	December 31, 2008	June 30, 2009
First lien term loan	$118,800,000	$118,200,000
Second lien term loan	50,000,000	50,000,000
Revolving credit facility	25,832,055	9,832,055
Promissory notes	12,000,000	4,000,000
Notes payable—insurance	563,841	1,333,861

	207,195,896	183,365,916
Less: unamortized discount	2,421,009	2,270,564

	204,774,887	181,095,352
Less: current portion	9,763,841	6,533,861

Total notes payable and line of credit, net of current portion	$195,011,046	$174,561,491

        Future maturities of notes payable and line of credit for each of the next five years and thereafter are as follows:

Period Ending June 30
2010	$6,533,861
2011	1,200,000
2012	1,200,000
2013	1,200,000
2014	11,032,055
Thereafter	162,200,000

$183,365,916

        Interest Rate Swap:    On March 7, 2007, the Company entered into a $70 million notional value interest rate collar to protect its interests from unanticipated fluctuations in cash flows caused by volatility in the interest rate on its floating-rate debt. The 2 year swap arrangement effectively caps the 3-month LIBOR rate at 5.75% and sets the floor at 4.55%.

        On February 14, 2008, the Company entered into an additional $15 million notional value interest rate collar to bring the total hedge to the required 50% of the credit facility, $85 million. The 2 year swap arrangment effectively caps the 3-month LIBOR rate at 5.00% and sets the floor at 1.81%.

        On February 14, 2008, the Company increased the notional value of the interest rate hedge, as required by our credit facilities, to $85 million (50% of the term loans). Going forward, the two year swap agreement, which terminates on March 31,2010, caps the three month LIBOR rate on the notional amount at 5.00% and sets the floor at 1.81%. The purpose of the swap is to protect the Company from unanticipated fluctuations in cash flows caused by volatility in the interest rate on its floating-rate debt The Company does not enter into interest rate or other derivatives for speculative

GLOBAL GEOPHYSICAL SERVICES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE SIX MONTH PERIOD ENDED JUNE 30, 2009

NOTE 8—LONG-TERM DEBT (Continued)

purposes and has not designated these interest rate swaps as a hedging instrument under SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities.

        The Company adopted SFAS No. 161, Disclosures about Derivative Instruments and Hedging Activities, on January 1, 2009. Below is a table of the derivatives maintained by the Company that are not designated as a hedge instrument under SFAS No. 133.

The fair values of derivative instruments in the balance sheets:

	Liability Derivatives
	December 31, 2008		June 30, 2009
	Balance Sheet Location	Fair Value	Balance Sheet Location	Fair Value
Interest rate contracts	Current Liabilities	$1,153,257	Current Liabilities	$702,836

        The effect of derivative instruments on the statement of operations for the six month period ended June 30, 2008, and June 30, 2009:

	June 30, 2008 (unaudited)		June 30, 2009
	Location of gain (loss) recognized	Amount of gain (loss) recognized	Location of gain (loss) recognized	Amount of gain (loss) recognized
Interest rate contracts	Other expense	$(724,037)	Other income	$450,421

NOTE 9—DEBT ISSUANCE COSTS

        Accumulated amortization is $550,484 and $847,330 at December 31, 2008 and June 30, 2009, respectively. The balance of debt issuance costs the Company had not recognized at June 30, 2009 was $4,480,106.

NOTE 10—STOCK BASED COMPENSATION

        The Company follows SFAS No. 123(R), Share-Based Payment. SFAS No. 123R requires all stock-based payments, including stock options, to be recognized as an operating expense over the vesting period, based on their grant date fair values.

        In July 2006, the Company's board of directors and stockholders adopted the Global Geophysical Services, Inc. 2006 Incentive Compensation Plan (the "2006 Incentive Plan"). The 2006 Incentive Plan provides for a variety of incentive awards, including nonstatutory stock options, incentive stock options within the meaning of Section 422 of the Internal Revenue Code, or (the "Code"), stock appreciation rights, restricted stock awards, restricted stock unit awards, performance-based awards, and other stock-based awards. A total of 9,203,058 shares of common stock are reserved for issuance under the 2006 Incentive Plan. As of December 31, 2008, a total of 3,475,000 options have been granted and 672,700 have been forefeited. As of June 30, 2009, a total of 3,898,400 options have been granted and 1,290,400 have been forfeited.

GLOBAL GEOPHYSICAL SERVICES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE SIX MONTH PERIOD ENDED JUNE 30, 2009

NOTE 10—STOCK BASED COMPENSATION (Continued)

        Incentive Stock Options:    A summary of the activity of the Company's stock option plans for the six month period ended June 30, 2009 is presented below:

	Weighted Average Exercise Price	Number of Optioned Shares	Weighted Average Remaining Contractual Term in Years	Aggregate Intrinsic Value	Weighted Average Optioned Grant Date Fair Value
Balance as of January 1, 2009	23.32	2,802,300		—	4.48
Expired	—	—
Granted	22.26	423,400	10	—	3.61
Exercised	—	—
Forfeited	24.24	(617,700)			5.53

Balance as of June 30, 2009	$22.93	2,608,000	10	$—	$4.09

Exercisable as of June 30, 2009	$23.04	815,950	—	$—	$—

        Outstanding options at June 30, 2009 expire during the period December 2018 to June 2019 and have exercise prices ranging from $15.00 to $30.00.

        The Company estimates the fair value of each stock option on the date of grant using the Black-Scholes-Merton valuation model. The expected volatility is based on historical volatility over the expected life of eighty-four months. As the Company has not historically declared dividends, the dividend yield used in the calculation is zero. Actual value realized, if any, is dependent on the future performance of the Company's Class B common stock and overall stock market conditions. There is no assurance the value realized by an optionee will be at or near the value estimated by the Black-Scholes-Merton model.

        Compensation expense associated with stock options of $222,365 (unaudited) and $325,173 for the six month periods ended June 30, 2008 and 2009, respectively, is included in selling, general and administrative expenses in the statement of operations. At December 31, 2008 and June 30, 2009, the Company had 2,260,000 and 1,792,050 of nonvested stock option awards, respectively. The total cost of nonvested stock option awards which the Company had not yet recognized was approximately $1,585,000 at June 30, 2009. Such amount is expected to be recognized over a period of 4 years, beginning January 1, 2009.

        Stock Warrants:    At June 30, 2009, the Company has outstanding warrants which entitle the holders to purchase an aggregate of 390,000 shares of Class B common stock of the Company at an exercise price of $4.25 per share.

GLOBAL GEOPHYSICAL SERVICES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE SIX MONTH PERIOD ENDED JUNE 30, 2009

NOTE 10—STOCK BASED COMPENSATION (Continued)

        Restricted Stock:    To encourage retention and performance, the Company granted certain employees and consultants restricted shares of Class B common stock with a fair value per share determined in accordance with conventional valuation techniques, including but not limited to, arm's length transactions, net book value or multiples of comparable company earnings before interest, taxes, depreciation and amortization, as applicable.

	Number of Nonvested Restricted Share Awards	Weighted Average Grant Date Fair Value
Nonvested Restricted Shares Outstanding January 1, 2009	114,362	$4.44
Granted	83,000	3.09
Vested	(130,464)	1.44
Forfeited	(1,669)	6.57

Nonvested Restricted Shares Outstanding June 30, 2009	65,229	$4.72

        Compensation expense associated with restricted stock of $311,232 (unaudited) and $395,956 for the six month periods ended June 30, 2008 and 2009, respectively, is included in selling, general and administrative expenses in the statements of income. The total cost of non-vested stock awards which the Company has not yet recognized at June 30, 2009 was approximately $1,050,837. This amount is expected to be recognized over the next three years.

NOTE 11—EMPLOYEE BENEFIT PLANS

        The Company provides a 401(k) plan as part of its employee benefits package in order to retain quality personnel. During 2008, the Company made matching contributions equal to 100% of the first 3% and 50% of the next 2% of eligible compensation contributed by participating personnel. The Company's matching contributions for the six month periods ended June 30, 2008 and 2009 was approximately $188,651 (unaudited) and $297,258, respectively.

NOTE 12—EARNINGS PER SHARE

        The Company adopted Staff Position No. EITF 03-6-1, Determining Whether Instruments Granted in Share-Based Payment Transactions are Participating Services ("FSP EITF 03-6-1"), on January 1, 2009. Upon adoption, all share-based payment awards that contain non-forfeitable rights to dividends, whether paid or unpaid, are participating securities and shall be included in the computation of earnings per share ("EPS"). The prior period EPS data presented has been adjusted retrospectively.

GLOBAL GEOPHYSICAL SERVICES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE SIX MONTH PERIOD ENDED JUNE 30, 2009

NOTE 12—EARNINGS PER SHARE (Continued)

        The following table sets forth the computation of basic and diluted earnings per share:

	Six Month Period Ended June 30,
	2008	2009
	(unaudited)
Net income (loss)	$2,564,317	$(4,716,506)

Basic:
Weighted average common shares outstanding	8,165,520	8,218,604
Diluted:
Shares issuable from the assumed conversion of Series "A" preferred stock	20,243,040	—

Total	28,408,560	8,218,604

Basic income (loss) per share	$.31	$(.57)

Diluted income (loss) per share	$.09	$(.57)

        For June 30, 2008 and June 30, 2009, 2,609,100 (unaudited) and 2,608,000, respectively, out-of-the-money stock options have been excluded from diluted earnings per share because they are considered antidilutive. Shares issuable from the assumed conversion of Series "A" preferred stock of approximately 20,301,000 were excluded in the computation of diluted earnings per share for the six months ended 2009 as the effect would have been antidilutive to the net loss for the period.

NOTE 13—COMMITMENTS AND CONTINGENCIES

        Leases:    The Company leases certain office space and specialized seismic recording equipment under non-cancelable operating and capital lease agreements, which expire at various dates and require various minimum annual rentals. These leases bear interest at rates ranging from 5.5% to 24.7%.

GLOBAL GEOPHYSICAL SERVICES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE SIX MONTH PERIOD ENDED JUNE 30, 2009

NOTE 13—COMMITMENTS AND CONTINGENCIES (Continued)

Future minimum rental payments under these leases which have initial or remaining terms in excess of one year as of June 30, 2009, for each of the years remaining and in the aggregate are:

Twelve Month Period Ended June 30, 2009	Operating Leases	Capital Leases
June 30, 2010	$21,536,691	$3,492,795
June 30, 2011	8,555,906	618,249
June 30, 2012	263,685	57,727
June 30, 2013	201,869	—
June 30, 2014	113,864	—
Thereafter	48,079	—

Total future minimum lease payments	$30,720,094	4,168,770

Less: amounts representing interest		250,849

Present value of net minimum lease payments		3,917,921
Less: current portion		3,278,511

Long-term portion		$639,410

        The Company has included the assets associated with the capital leases in property and equipment. At December 31, 2008 and June 30, 2009, the original cost of the assets was $18,475,911 and $18,584,085 and accumulated depreciation of the assets was $7,111,210 and $9,291,748, respectively.

        Rental expense for cancelable and non-cancelable operating leases for the six month period ended June 30, 2008 and 2009 was $5,208,266 (unaudited) and $3,493,140 respectively.

        The Company is involved in litigation in the normal course of business. Management does expect the eventual outcome to have a material impact on the financial condition of the Company.

NOTE 14—SUPPLEMENTAL CASH FLOW INFORMATION

        The following is supplemental cash flow information:

	Six Month Period Ended June 30,
	2008	2009
	(unaudited)
Interest paid	$12,480,616	$7,986,027

Income taxes paid	$4,789,418	$2,582,288

GLOBAL GEOPHYSICAL SERVICES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE SIX MONTH PERIOD ENDED JUNE 30, 2009

NOTE 14—SUPPLEMENTAL CASH FLOW INFORMATION (Continued)

        The following is supplemental disclosure of non-cash investing and financing activities:

	Six Month Period Ended June 30,
	2008	2009
	(unaudited)
Property and equipment additions financed through capital leases	$1,167,753	$273,106

Property and equipment additions financed through accounts payable and accrued expenses	$7,795,250	$4,141,426

Original issue discount on notes payable	$2,700,000	$—

Note payable related to purchase of business	$12,000,000	$—

Note payable converted to preferred stock	$—	$8,000,000

NOTE 15—CUSTOMER CONCENTRATIONS

        The Company's sales are to clients whose activities relate to oil and gas exploration and production. In general, the Company does not require collateral from its customers. Therefore, the collection of receivables may be affected by the economy surrounding the oil and gas industry. For the six month period ended June 30, 2008 and 2009, customers representing more than 10% of the Company's revenue and accounts receivable at the balance sheet dates are listed in the table below (figures in $ millions):

	Six Month Period Ended June 30,
	2008 (unaudited)		2009
	Revenue	% of Total	Revenue	% of Total
Customer 1	28.1	16%	30.7	25%
Customer 2	28.0	16%	18.0	14%
Customer 3	24.7	14%	15.3	12%
Customer 4	17.6	10%	15.2	12%

Total	$98.4	56%	$79.2	63%

	Accounts Receivable June 30, 2009	% of Total
Customer 1	$13.2	23%
Customer 2	4.6	8%
Customer 3	14.1	24%
Customer 4	4.0	7%

Total	$35.9	62%

GLOBAL GEOPHYSICAL SERVICES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE SIX MONTH PERIOD ENDED JUNE 30, 2009

NOTE 15—CUSTOMER CONCENTRATIONS (Continued)

        For the six month period ended June 30, 2008 and 2009, revenues from all geographic areas outside of the United States were $97.9 million (unaudited) and $75.4 million, representing 56.3% and 60.6% of total revenues, respectively.

        For the six month period ended June 30, 2008, purchases from the Company's largest vendor were approximately $7.4 million (unaudited), representing 24.69% of total purchases. For the six months ended June 30, 2009, purchases from the Company's largest vendor were approximately $0.9 million, representing 8.78% of total purchases. Accounts payable for this vendor was $0 at June 30, 2009.

NOTE 16—RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

        In May 2009, the FASB issued FAS No. 165, Subsequent Events. FAS No. 165 defines subsequent events as events or transactions that occur after the balance sheet date, but before the financial statements are issued. It defines two types of subsequent events: recognized subsequent events, which provide additional evidence about conditions that existed at the balance sheet date, and non-recognized subsequent events, which provide evidence about conditions that did not exist at the balance sheet date, but arose before the financial statements were issued. Recognized subsequent events are required to be recognized in the financial statements, and non-recognized subsequent events are required to be disclosed. The statement requires entities to disclose the date through which subsequent events have been evaluated, and the basis for that date. FAS No. 165 is consistent with current practice and does not have any impact on the Company's results of operations, financial condition or liquidity. The Company evaluated all events and transactions after June 30, 2009 up through October 14, 2009, the date these financial statements were issued. During this period, the Company did not have any material recognizable subsequent events other than those disclosed in Note 17.

        In June 2009, the FASB issued SFAS No. 168, The FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles. SFAS No. 168 establishes the Codification as the source of authoritative U.S. GAAP and supersedes all non-SEC accounting and reporting standards. This standard is effective for interim and annual periods ending after September 15, 2009. The adoption of the standard will not have a material effect on our consolidated financial statements. The primary effect will be in the consolidated footnotes where references to U.S. GAAP and to new FASB pronouncements will be based on the sections of the code rather than to individual FASB standards.

NOTE 17—SUBSEQUENT EVENTS

        The Company entered into a $5.4 million construction loan with Citibank, N.A. for the financing of the Company's Missouri City headquarters facility and was funded on September 17, 2009. The loan matures on July 31, 2019. Borrowings under the construction loan bear interest at a rate of 2% over either (i) the 10-year U.S. Treasury note rate or (ii) the prime rate minus 0.5%. All of the Company's obligations under the construction loan are secured by a first lien mortgage on the facility.

Independent Auditors' Report

To the Board of Directors
Weinman Geoscience, Inc.
Dallas, Texas

        We have audited the accompanying balance sheets of Weinman Geoscience, Inc. (the "Company") as of December 31, 2007 and May 31, 2008, and the related statements of income, stockholders' equity and cash flows for the five month period ended May 31, 2008. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

        We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2007 and May 31, 2008, and the results of its operations and its cash flows for the five month period ended May 31, 2008, in conformity with accounting principles generally accepted in the United States of America.

Houston, Texas
October 14, 2009

WEINMAN GEOSCIENCE, INC.

BALANCE SHEETS

	December 31, 2007	May 31, 2008
ASSETS
CURRENT ASSETS
Cash and cash equivalents	$162,258	$824,823
Accounts receivable, trade	2,193,553	1,358,032
Prepaids and other current assets	108,729	141,854

TOTAL CURRENT ASSETS	2,464,540	2,324,709
PROPERTY AND EQUIPMENT, NET
Furniture and fixtures	103,856	327,143
Computer equipment	3,725,354	5,001,616
Automobiles	22,726	22,726

	3,851,936	5,351,485
Less: accumulated depreciation	(1,888,134)	(2,150,305)

NET PROPERTY AND EQUIPMENT	1,963,802	3,201,180
OTHER ASSETS
Deposits	5,874	18,986
Other	18,943	—
Patents	39,951	41,562

TOTAL OTHER ASSETS	64,768	60,548

TOTAL ASSETS	$4,493,110	$5,586,437

LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES
Accounts payable	$20,221	$1,001,338
Accrued expenses	62,720	316,590
Unearned revenue	—	292,210

TOTAL CURRENT LIABILITIES	82,941	1,610,138
LONG-TERM LIABILITIES
Notes payable	111,332	—

TOTAL LIABILITIES	194,273	1,610,138
COMMITMENTS AND CONTINGENCIES
STOCKHOLDERS' EQUITY
Common stock, no par value, authorized 1,000 shares, issued and outstanding 1,000 shares	1,000	1,000
Retained earnings	4,297,837	3,975,299

TOTAL STOCKHOLDERS' EQUITY	4,298,837	3,976,299

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$4,493,110	$5,586,437

See accompanying notes to financial statements.

WEINMAN GEOSCIENCE, INC.

STATEMENTS OF INCOME

FOR THE FIVE MONTH PERIOD ENDED MAY 31, 2008

REVENUES	$3,944,001
COST OF REVENUES	2,317,843

GROSS PROFIT	1,626,158
OPERATING EXPENSES
Selling, general and administration	805,970
Depreciation	11,211

TOTAL OPERATING EXPENSES	817,181

INCOME FROM OPERATIONS	808,977
OTHER INCOME (EXPENSE)
Interest income	2,840
Interest expense	(3,241)

TOTAL OTHER INCOME (EXPENSE)	(401)

INCOME BEFORE INCOME TAXES	808,576
STATE INCOME TAX EXPENSE
Current	31,114

TOTAL STATE INCOME TAX EXPENSE	31,114

NET INCOME	$777,462

See accompanying notes to financial statements.

WEINMAN GEOSCIENCE, INC.

STATEMENTS OF STOCKHOLDERS' EQUITY

FOR THE FIVE MONTH PERIOD ENDED MAY 31, 2008

	Common Stock
			Retained Earnings	Total Stockholders' Equity
	Shares	Par Value
Balances, January 1 2008	1,000	$1,000	$4,297,837	$4,298,837
Distributions	—	—	(1,100,000)	(1,100,000)
Net income	—	—	777,462	777,462

Balances, May 31, 2008	1,000	$1,000	$3,975,299	$3,976,299

See accompanying notes to financial statements.

WEINMAN GEOSCIENCE, INC.

STATEMENTS OF CASH FLOWS

FOR THE FIVE MONTH PERIOD ENDED MAY 31, 2008

CASH FLOWS FROM OPERATING ACTIVITIES
Net income	$777,462
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	262,171
Changes in operating assets and liabilities:
Accounts receivable, trade	835,521
Prepaids and other current assets	(33,125)
Accounts payable	12,133
Accrued expenses	253,870
Unearned revenue	292,210
Other assets	5,831

NET CASH PROVIDED BY OPERATING ACTIVITIES	2,406,073
CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of property and equipment	(530,565)
Patents	(1,611)

NET CASH USED IN INVESTING ACTIVITIES	(532,176)
CASH FLOWS FROM FINANCING ACTIVITIES
Principal payments on debt	(111,332)
Distributions	(1,100,000)

NET CASH USED IN FINANCING ACTIVITIES	(1,211,332)

NET DECREASE IN CASH AND CASH EQUIVALENTS	662,565
CASH AND CASH EQUIVALENTS, beginning of period	162,258

CASH AND CASH EQUIVALENTS, end of period'	$824,823

SUPPLEMENTAL CASH FLOW INFORMATION
Equipment purchases financed with accounts payable trade	$968,984

Cash paid during the period for interest	$3,636

See accompanying notes to financial statements.

WEINMAN GEOSCIENCE, INC.

NOTES TO FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2007 AND MAY 31, 2008

NOTE 1—ORGANIZATION AND NATURE OF BUSINESS

        Weinman Geoscience, Inc. (the "Company") is a Texas corporation incorporated February 15, 1996. The Company provides seismic data processing services.

NOTE 2—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

        Cash and Cash Equivalents:    Cash and cash equivalents consist of all demand deposits and funds invested in short-term investments with original maturities of three months or less. The Company has deposits with financial institutions in excess of FDIC insured limits. The Company monitors the financial condition of the financial institutions and has experienced no losses with these deposits.

        Allowance for Doubtful Accounts:    Earnings are charged with a provision for doubtful accounts based on a current review of the collectibility of the accounts. Accounts deemed uncollectible are applied against the allowance for doubtful accounts. As of December 31, 2007 and May 31, 2008, the allowance for doubtful accounts was $0.

        Property and Equipment:    Property and equipment is stated on the basis of cost. Major renewals and betterments are capitalized, while replacements, maintenance and repairs that do not improve or extend the lives of the respective assets are expensed currently. Depreciation is provided at amounts calculated to depreciate the cost of the assets over their estimated useful economic lives of between three and seven years using the straight-line method. Leasehold improvements are amortized to income over the shorter of the lease term or the life of the asset.

        Depreciation and amortization expense on property and equipment was $262,171 for the five month period ended May 31, 2008, of which $250,960 is included in cost of revenues.

        Basis of Accounting:    The financial statements were prepared on the accrual basis in accordance with accounting principles generally accepted in the United States of America.

        Federal Income Taxes:    The Company, with the consent of its stockholders, has elected under the provisions of subchapter S of the Internal Revenue Code to be taxed as an S corporation. In lieu of federal income taxes, the stockholders of an S corporation are taxed on their proportionate share of the Company's taxable income. Therefore, no provision or liability for federal income taxes has been included in the financial statements.

        State Income Taxes:    In May 2006, the State of Texas enacted a bill that replaced the existing state franchise tax with a margin tax. Effective January 1, 2007, the margin tax applies to legal entities conducting business in Texas, including previously non-taxable entities. The margin tax is based on Texas sourced taxable margin. The tax is calculated by applying a tax rate to a base that considers both revenues and expenses and therefore has the characteristics of an income tax. As a result, the Company recorded approximately $31,000 in estimated state income tax expense for the five month period ended May 31, 2008, that is solely attributable to the Texas margin tax and is included in income tax expense.

        Use of Estimates:    The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

WEINMAN GEOSCIENCE, INC.

NOTES TO FINANCIAL STATEMENTS (Continued)

AS OF DECEMBER 31, 2007 AND MAY 31, 2008

NOTE 2—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

        Revenue Recognition:    The Company recognizes when it is realized and earned. The Company considers revenue to be realized and earned when service has been provided to the customer and collection is reasonably assured.

        The Company also has certain fixed price contracts for which revenues are recognized on the percentage-of-completion method of accounting based on work performed. Generally, services are provided over a relatively short period of time.

        Impairment of Long-Lived Assets:    The Company reviews the recoverability of its long-lived assets, such as property and equipment, when events or changes in circumstances occur that indicate the carrying value of the assets or asset group may not be recoverable. The assessment of possible impairment is based on the Company's ability to recover the carrying value of the asset or asset group from the expected future cash flows (undiscounted) of the related operations and eventual disposition of the assets. If these cash flows are less that the carrying value of such asset, an impairment loss is recognized for the difference between estimated fair value and carrying value.

        Reimbursable Expenses:    Such amounts are included in revenues and cost of revenues.

        Advertising Costs:    Advertising costs are expensed as incurred and amounted to approximately $18,490 for the five month period ended May 31, 2008.

NOTE 3—RELATED PARTY TRANSACTIONS

        The Company had notes payable to a parent of one of the stockholders amounting to $111,332 at December 31, 2007 that were fully paid at May 31, 2008. The notes had no fixed maturity dates. Interest expense on such notes amounted to $3,241 for the five month period ended May 31, 2008.

NOTE 4—COMMITMENTS

        Operating lease commitments for lease terms in excess of one year as of May 31, 2008 relate to rental of office space, office equipment and internet service.

        Total rental expense for all operating leases, including short-term operating leases, was $112,660 for the five month period ended May 31, 2008. The future lease commitments were assumed by Global Geophysical, Inc. (see Note 6).

NOTE 5—CUSTOMER CONCENTRATIONS

        During the five month period ended May 31, 2008, two customers accounted for approximately 50% of revenues and owed the Company approximately $449,200 at May 31, 2008.

NOTE 6—SUBSEQUENT EVENT

        In June 2008, the Company was acquired by Global Geophysical, Inc. for the aggregate purchase price of approximately $22 million, including $10 million paid in cash and $12 million assumed as debt through the issuance of two promissory notes for $6.6 million and $5.4 million, respectively, due December 2010. Additional consideration of $10 million of cash or equity would be paid in 2010 if certain earn-out provisions are met.

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.    Other Expenses of Issuance and Distribution

        The following table sets forth the costs and expenses, other than underwriting discounts and concessions, expected to be incurred in connection with the offering described in the Registration Statement. All amounts are estimates except the SEC fee and the Financial Industry Regulatory Authority ("FINRA") filing fee.

Expenses	Amount
Securities and Exchange Commission registration fee		$8,370
NYSE listing fee		*
FINRA filing fee		*
Printing and engraving expenses		*
Legal fees and expenses		*
Accounting fees and expenses		*
Transfer agent and registrar fees		*
Miscellaneous		*

Total	$	*

*
To be provided by subsequent amendment.

Item 14.    Indemnification of Directors and Officers

        Section 145 of the General Corporation Law of Delaware ("DGCL") provides that a corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. Section 145 further provides that a corporation similarly may indemnify any such person serving in any such capacity who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that he is or was a director, officer, employee or agent of the corporation or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys' fees) actually and reasonably incurred in connection with the defense or settlement of such action or suit if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation and except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Delaware Court of Chancery or such other court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all of the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Delaware Court of Chancery or such other court shall deem proper.

        We expect that our third amended and restated certificate of incorporation (our "certificate of incorporation") amended and restated bylaws will provide that indemnification shall be to the fullest extent permitted by the DGCL for all of our current or former directors or officers. As permitted by the DGCL, our certificate of incorporation will provide that our directors shall have no personal liability to us or our stockholders for monetary damages for breach of fiduciary duty as a director, except (1) for any breach of the director's duty of loyalty to us or our stockholders, (2) for acts or omissions not in good faith or which involve intentional misconduct or knowing violation of law, (3) under Section 174 of the DGCL or (4) for any transaction from which a director derived an improper personal benefit.

        In addition, we have entered into individual indemnity agreements with certain of our directors and certain of our executive officers. These agreements require us to, among other things, indemnify these individuals against certain liabilities that may arise in connection with their status or service as one of our directors or executive officers and to advance their expenses incurred as a result of any proceeding for which they may be entitled to indemnification. Further, the agreements are intended to provide indemnification rights to the fullest extent permitted under the DGCL and are in addition to any other rights these individuals may have under our certificate of incorporation, bylaws or applicable law.

Item 15.    Recent Sales of Unregistered Securities

        During the past three years, we have issued unregistered securities to a limited number of persons, as described below. None of these transactions involved any underwriters or public offerings and, except as otherwise indicated below, no remuneration or commission was paid or given directly or indirectly. We believe that each of these transactions was exempt from registration requirements pursuant to Section 3(a)(9) or Section 4(2) of the Securities Act of 1933, as amended (the "Securities Act"), Regulation D promulgated thereunder or Rule 701 of the Securities Act. The recipients of these securities represented their intention to acquire the securities for investment only and not with a view to or for sale in connection with any distribution thereof, and appropriate legends were affixed to the share certificates and instruments issued in these transactions. All recipients either received adequate information about us or had access, through employment or other relationships with us, to such information. The following information does not give effect to the assumed             -for-            split of our common stock and conversion of each share of our Class A common stock, Class B common stock and Series A convertible preferred stock into one share of our common stock to be effected contemporaneous with the closing of the offering to which this registration statement relates.

2006

        On various dates between October 15, 2006 and December 28, 2006, we issued an aggregate of 58,500 shares of our Class B common stock to certain members of our board of directors and executive management team, certain of our employees and consultants, and other individuals as consideration for services rendered to us.

        On December 4 and 27, 2006, we issued an aggregate of 9,757,250 shares of our Series A convertible preferred stock to Kelso Investment Associates VII, L.P. ("Kelso Investment") and KEP VI, LLC ("KEP VI"), each an affiliated investment fund of Kelso & Company, L.P. (collectively, the "Kelso Entities") and CS Strategic Partners IV Investments, LP (formerly BlackRock Senior Income Series III plc, ("CS")), each an accredited investor, for aggregate cash consideration of $103.7 million.

2007

        On various dates between January 1, 2007 and December 31, 2007, we issued an aggregate of 296,050 shares of our Class B common stock to certain members of our board of directors and executive management team, certain of our employees and consultants, and other individuals as consideration for services rendered to us.

        On various dates in 2007 we granted stock options to purchase an aggregate of 2,685,800 shares of our Class B common stock at exercise prices ranging from $12.50 to $30.00 to certain directors, officers, employees and consultants under our 2006 Incentive Compensation Plan.

        On February 20, 2007, we issued 2,406,630 shares of our Series A convertible preferred stock to Kelso Entities and CS, each an accredited investor, for aggregate cash consideration of $25.6 million.

2008

        On various dates between January 28, 2008 and December 18, 2008, we issued an aggregate of 127,767 shares of our Class B common stock to certain members of our board of directors and executive management team, certain of our employees and consultants, and other individuals as consideration for services rendered to us.

        On various dates in 2008 we granted stock options to purchase an aggregate of 869,800 shares of our Class B common stock at exercise prices ranging from $15.00 to $30.00 to certain directors, officers, employees and consultants under our 2006 Incentive Compensation Plan.

2009

        On various dates between January 14, 2009 and September 15, 2009, we issued an aggregate of 86,500 shares of our Class B common stock to certain members of our board of directors and executive management team, certain of our employees and consultants, and other individuals as consideration for services rendered to us.

        On various dates in 2009 we granted stock options to purchase an aggregate of 261,400 shares of our Class B common stock at exercise prices ranging from $15.00 to $30.00 to certain directors, officers, employees and consultants under our 2006 Incentive Compensation Plan.

        On June 15, 2009, we issued Weinman GeoScience, Inc. ("Weinman") and WGI Sub, LLC 657,354 shares of our Series A convertible preferred stock in exchange for the cancellation of $8 million in notes owed as part of the balance of the purchase price for Weinman, as further described in the prospectus included in this registration statement.

Item 16.    Exhibits and Financial Statement Schedules

        (a)   Exhibits

        The following documents are filed as exhibits to this registration statement:

Number	Description
1.1*	Form of Underwriting Agreement
2.1†	Asset Purchase Agreement, dated as of June 5, 2008, by and among Global Geophysical Services, Inc., Weinman GeoScience, Inc., WGI Sub, LLC, Barry L. Weinman and Jane L. Weinman
2.2†	Amendment No. 1 to Asset Purchase Agreement, dated as of May 5, 2009, by and among Global Geophysical Services, Inc., Weinman GeoScience, Inc., WGI Sub, LLC, Barry L. Weinman and Jane L. Weinman
2.3†	Amendment No. 2 to Asset Purchase Agreement, dated as of June 15, 2009, by and among Global Geophysical Services, Inc., Weinman GeoScience, Inc., WGI Sub, LLC, Barry L. Weinman and Jane L. Weinman

3.1*	Third Amended and Restated Certificate of Incorporation of Global Geophysical Services, Inc.
3.2*	Amended and Restated Bylaws of Global Geophysical Services, Inc.
4.1*	Form of Specimen Certificate of Global Geophysical Services, Inc.
4.2†	Warrant Agreement, dated as of March 29, 2007, by and among Global Geophysical Services, Inc., Kelso Investment Associates VII, L.P. and KEP VI, LLC
4.3*	Amended and Restated Plan of Recapitalization of Global Geophysical Services, Inc.
4.4
Global Geophysical Services, Inc. 2006 Incentive Compensation Plan, dated July 11, 2006 (incorporated by reference to Exhibit 4.6 to the registrant's registration statement on Form S-1 (SEC File No. 333-136483))
5.1*	Opinion of Haynes and Boone, LLP
10.1
Multiple Advance Term Promissory Note, dated as of February 13, 2008, by and between Citibank, N.A., GGS International Holdings, Inc. and Global Geophysical Services, Inc. (incorporated by reference to Exhibit 10.1 to the registrant's registration statement on Form S-1 (SEC File No. 333-136483))
10.2
Deed of Trust, dated as of February 13, 2008, by and between Citibank, N.A., GGS International Holdings, Inc. and Global Geophysical Services, Inc. (incorporated by reference to Exhibit 10.2 to the registrant's registration statement on Form S-1 (SEC File No. 333-136483))
10.3
Construction Loan Agreement dated as of February 13, 2008, by and between Citibank, N.A., GGS International Holdings, Inc. and Global Geophysical Services, Inc. (incorporated by reference to Exhibit 10.3 to the registrant's registration statement on Form S-1 (SEC File No. 333-136483))
10.4*	Amended and Restated Cooperation Agreement, by and between Sercel, Inc. and Global Geophysical Services, Inc.
10.5
First Lien Credit Agreement, dated as of January 16, 2008, by and between Global Geophysical Services, Inc. and Credit Suisse, Credit Suisse Securities (USA) LLC, Jefferies Finance LLC, Whitney National Bank and Allied Irish Banks PLC (incorporated by reference to Exhibit 10.10 to the registrant's registration statement on Form S-1 (SEC File No. 333-136483))
10.6
Second Lien Credit Agreement, dated as of January 16, 2008, by and between Global Geophysical Services, Inc. and Credit Suisse, certain Lenders, Credit Suisse Securities (USA) LLC and Jefferies Finance LLC (incorporated by reference to Exhibit 10.11 to the registrant's registration statement on Form S-1 (SEC File No. 333-136483))
10.7
First Lien Collateral Agreement, dated as of January 16, 2008, by and among Global Geophysical Services, Inc., certain subsidiaries of Global Geophysical Services, Inc. and Credit Suisse (incorporated by reference to Exhibit 10.12 to the registrant's registration statement on Form S-1 (SEC File No. 333-136483))
10.8
Second Lien Collateral Agreement, dated as of January 16, 2008, by and among Global Geophysical Services, Inc., certain subsidiaries of Global Geophysical Services, Inc. and Credit Suisse (incorporated by reference to Exhibit 10.13 to the registrant's registration statement on Form S-1 (SEC File No. 333-136483))

10.9	First Lien Preferred Fleet Mortgage, dated as of January 16, 2008, among Global Geophysical Services, Inc. and Credit Suisse, Cayman Islands Branch (incorporated by reference to Exhibit 10.14 to the registrant's registration statement on Form S-1 (SEC File No. 333-136483))
10.10
Second Lien Preferred Fleet Mortgage, dated as of January 16, 2008, among Global Geophysical Services, Inc. and Credit Suisse, Cayman Islands Branch (incorporated by reference to Exhibit 10.15 to the registrant's registration statement on Form S-1 (SEC File No. 333-136483))
10.11†	Transition Agreement, dated July 2, 2008 by and between Global Geophysical Services, Inc. and Craig A. Lindberg
10.12†	Employment Agreement, dated as of June 5, 2008, by and between Global Geophysical Services, Inc. and Barry L. Weinman
10.13†	Employment Agreement dated as of June 5, 2008, by and between Global Geophysical Services, Inc. and Jane L. Weinman.
10.14†	Stockholders Agreement dated as of November 30, 2006 among Global Geophysical Services, Inc., Kelso Investment Associates VI, L.P., KEP VI, LLC, and those other parties identified therein.
10.15†	Subordinated Promissory Note issued by Global Geophysical Services, Inc. to WGI Sub, LLC as of December 10, 2008 in the amount of $6.6 million
10.16†	Subordinated Promissory Note issued by Global Geophysical Services, Inc. to Weinman GeoScience, Inc., as of December 10, 2008 in the amount of $5.4 million
10.17†	Letter Agreement amending Subordinated Promissory Note dated as of December 10, 2008, by and among Global Geophysical Services, Inc., and WGI Sub, LLC, as of May 5, 2009
10.18†	Letter Agreement amending Subordinated Promissory Note dated as of December 10, 2008, by and among Global Geophysical Services, Inc., and Weinman GeoScience, Inc., as of May 5, 2009
10.19†
Letter Agreement amending Subordinated Promissory Note dated as of December 10, 2008, as amended by Letter Agreement dated May 5, 2009, by and among Global Geophysical Services, Inc., and WGI Sub, LLC, as of June 15, 2009
10.20†
Letter Agreement amending Subordinated Promissory Note dated as of December 10, 2008, as amended by Letter Agreement dated May 5, 2009, by and among Global Geophysical Services, Inc., and Weinman GeoScience, Inc., as of June 15, 2009
21.1†	List of Subsidiaries of Global Geophysical Services, Inc.
23.1†	Consent of UHY LLP
23.2*	Consent of Haynes and Boone, LLP (contained in Exhibit 5.1)
24.1†	Powers of Attorney (contained on the signature page)

†
Filed herewith.

*
To be filed by amendment.

Item 17.    Undertakings

        The undersigned Registrant hereby undertakes:

        (a)   Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the provisions described in Item 14, or otherwise, the Registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

        (b)   To provide to the underwriter(s) at the closing specified in the underwriting agreements, certificates in such denominations and registered in such names as required by the underwriter(s) to permit prompt delivery to each purchaser.

        (c)   For purpose of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in the form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

        (d)   For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

        Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Houston, State of Texas, on the 16th day of October, 2009.

GLOBAL GEOPHYSICAL SERVICES, INC.
By:	/s/ RICHARD A. DEGNER Richard A. Degner President and Chief Executive Officer

POWER OF ATTORNEY

        KNOWN ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Richard A. Degner and Mathew Verghese, and each of them acting individually, as his or her true and lawful attorney-in-fact and agent, with full power of each to act alone, with full powers of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign any and all amendments to this registration statement (including post-effective amendments and any related registration statements filed pursuant to Rule 462 and otherwise), and to file the same with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully for all intents and purposes as he or she might or could do in person, hereby ratifying and confirming that all said attorneys-in-fact and agents, or any of them or their substitute or resubstitute, may lawfully do or cause to be done by virtue hereof.

        Pursuant to the requirements of the Securities Act, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated:

Signature	Title	Date

/s/ RICHARD A. DEGNER Richard A. Degner	Chairman of the Board, President and Chief Executive Officer (Principal Executive Officer)	October 16, 2009
/s/ MATHEW VERGHESE Mathew Verghese	Senior Vice President and Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)	October 16, 2009
/s/ THOMAS J. FLEURE Thomas J. Fleure	Senior Vice President, Geophysical Technology and Director	October 16, 2009
/s/ DAMIR S. SKERL Damir S. Skerl	Director	October 16, 2009
/s/ MICHAEL C. FORREST Michael C. Forrest	Director	October 16, 2009
/s/ GEORGE E. MATELICH George E. Matelich	Director	October 16, 2009
/s/ STANLEY DE JONGH OSBORNE Stanley de Jongh Osborne	Director	October 16, 2009

EXHIBIT INDEX

Number	Description
1.1*	Form of Underwriting Agreement
2.1†	Asset Purchase Agreement, dated as of June 5, 2008, by and among Global Geophysical Services, Inc., Weinman GeoScience, Inc., WGI Sub, LLC, Barry L. Weinman and Jane L. Weinman
2.2†	Amendment No. 1 to Asset Purchase Agreement, dated as of May 5, 2009, by and among Global Geophysical Services, Inc., Weinman GeoScience, Inc., WGI Sub, LLC, Barry L. Weinman and Jane L. Weinman
2.3†	Amendment No. 2 to Asset Purchase Agreement, dated as of June 15, 2009, by and among Global Geophysical Services, Inc., Weinman GeoScience, Inc., WGI Sub, LLC, Barry L. Weinman and Jane L. Weinman
3.1*	Third Amended and Restated Certificate of Incorporation of Global Geophysical Services, Inc.
3.2*	Amended and Restated Bylaws of Global Geophysical Services, Inc.
4.1*	Form of Specimen Certificate of Global Geophysical Services, Inc.
4.2†	Warrant Agreement, dated as of March 29, 2007, by and among Global Geophysical Services, Inc., Kelso Investment Associates VII, L.P. and KEP VI, LLC
4.3*	Amended and Restated Plan of Recapitalization of Global Geophysical Services, Inc.
4.4
Global Geophysical Services, Inc. 2006 Incentive Compensation Plan, dated July 11, 2006 (incorporated by reference to Exhibit 4.6 to the registrant's registration statement on Form S-1 (SEC File No. 333-136483))
5.1*	Opinion of Haynes and Boone, LLP
10.1
Multiple Advance Term Promissory Note, dated as of February 13, 2008, by and between Citibank, N.A., GGS International Holdings, Inc. and Global Geophysical Services, Inc. (incorporated by reference to Exhibit 10.1 to the registrant's registration statement on Form S-1 (SEC File No. 333-136483))
10.2
Deed of Trust, dated as of February 13, 2008, by and between Citibank, N.A., GGS International Holdings, Inc. and Global Geophysical Services, Inc. (incorporated by reference to Exhibit 10.2 to the registrant's registration statement on Form S-1 (SEC File No. 333-136483))
10.3
Construction Loan Agreement dated as of February 13, 2008, by and between Citibank, N.A., GGS International Holdings, Inc. and Global Geophysical Services, Inc. (incorporated by reference to Exhibit 10.3 to the registrant's registration statement on Form S-1 (SEC File No. 333-136483))
10.4*	Amended and Restated Cooperation Agreement, by and between Sercel, Inc. and Global Geophysical Services, Inc.
10.5
First Lien Credit Agreement, dated as of January 16, 2008, by and between Global Geophysical Services, Inc. and Credit Suisse, Credit Suisse Securities (USA) LLC, Jefferies Finance LLC, Whitney National Bank and Allied Irish Banks PLC (incorporated by reference to Exhibit 10.10 to the registrant's registration statement on Form S-1 (SEC File No. 333-136483))

10.6	Second Lien Credit Agreement, dated as of January 16, 2008, by and between Global Geophysical Services, Inc. and Credit Suisse, certain Lenders, Credit Suisse Securities (USA) LLC and Jefferies Finance LLC (incorporated by reference to Exhibit 10.11 to the registrant's registration statement on Form S-1 (SEC File No. 333-136483))
10.7
First Lien Collateral Agreement, dated as of January 16, 2008, by and among Global Geophysical Services, Inc., certain subsidiaries of Global Geophysical Services, Inc. and Credit Suisse (incorporated by reference to Exhibit 10.12 to the registrant's registration statement on Form S-1 (SEC File No. 333-136483))
10.8
Second Lien Collateral Agreement, dated as of January 16, 2008, by and among Global Geophysical Services, Inc., certain subsidiaries of Global Geophysical Services, Inc. and Credit Suisse (incorporated by reference to Exhibit 10.13 to the registrant's registration statement on Form S-1 (SEC File No. 333-136483))
10.9
First Lien Preferred Fleet Mortgage, dated as of January 16, 2008, among Global Geophysical Services, Inc. and Credit Suisse, Cayman Islands Branch (incorporated by reference to Exhibit 10.14 to the registrant's registration statement on Form S-1 (SEC File No. 333-136483))
10.10
Second Lien Preferred Fleet Mortgage, dated as of January 16, 2008, among Global Geophysical Services, Inc. and Credit Suisse, Cayman Islands Branch (incorporated by reference to Exhibit 10.15 to the registrant's registration statement on Form S-1 (SEC File No. 333-136483))
10.11†	Transition Agreement, dated July 2, 2008 by and between Global Geophysical Services, Inc. and Craig A. Lindberg
10.12†	Employment Agreement, dated as of June 5, 2008, by and between Global Geophysical Services, Inc. and Barry L. Weinman
10.13†	Employment Agreement dated as of June 5, 2008, by and between Global Geophysical Services, Inc. and Jane L. Weinman.
10.14†	Stockholders Agreement dated as of November 30, 2006 among Global Geophysical Services, Inc., Kelso Investment Associates VI, L.P., KEP VI, LLC, and those other parties identified therein.
10.15†	Subordinated Promissory Note issued by Global Geophysical Services, Inc. to WGI Sub, LLC as of December 10, 2008 in the amount of $6.6 million
10.16†	Subordinated Promissory Note issued by Global Geophysical Services, Inc. to Weinman GeoScience, Inc., as of December 10, 2008 in the amount of $5.4 million
10.17†	Letter Agreement amending Subordinated Promissory Note dated as of December 10, 2008, by and among Global Geophysical Services, Inc., and WGI Sub, LLC, as of May 5, 2009
10.18†	Letter Agreement amending Subordinated Promissory Note dated as of December 10, 2008, by and among Global Geophysical Services, Inc., and Weinman GeoScience, Inc., as of May 5, 2009
10.19†
Letter Agreement amending Subordinated Promissory Note dated as of December 10, 2008, as amended by Letter Agreement dated May 5, 2009, by and among Global Geophysical Services, Inc., and WGI Sub, LLC, as of June 15, 2009
10.20†
Letter Agreement amending Subordinated Promissory Note dated as of December 10, 2008, as amended by Letter Agreement dated May 5, 2009, by and among Global Geophysical Services, Inc., and Weinman GeoScience, Inc., as of June 15, 2009

21.1†	List of Subsidiaries of Global Geophysical Services, Inc.
23.1†	Consent of UHY LLP
23.2*	Consent of Haynes and Boone, LLP (contained in Exhibit 5.1)
24.1†	Powers of Attorney (contained on the signature page)

†
Filed herewith.

*
To be filed by amendment.